As submitted confidentially to the Securities and Exchange Commission on April 6, 2018 pursuant to the Jumpstart Our Business Startups Act. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BEST WESTERN INTERNATIONAL, INC.

(Exact Name of Each Registrant as Specified in its Charter)

Arizona	7011	86-0138899
(State or other jurisdiction of Incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification Number)

6201 N. 24th Parkway

Phoenix, AZ 85016

(602) 654-7060

(Address, including zip code, and telephone number, including area code, of each registrant’s principal executive offices)

Lawrence M. Cuculic

Senior Vice President, General Counsel and

Corporate Secretary

6201 N. 24th Parkway

Phoenix, AZ 85016

(602) 957-4200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Edward J. Schneidman, P.C.

Wayne E. Williams

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Telephone: (312) 862-2000

Fax: (312) 862-2200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the conversion pursuant to the plan of conversion described herein have been satisfied or waived.

If any of the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, without par value		$	$	$

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

The information statement/prospectus that forms a part of this Registration Statement consists of (i) an information statement relating to a special ballot initiative of members of Best Western International, Inc., an Arizona nonprofit corporation (“BW Inc. (NP)”) and (ii) a prospectus relating to the common stock of Best Western International, Inc., an Arizona corporation (“BW Inc.”), that is filed in connection with the proposed conversion of BW Inc. (NP) to a for-profit Arizona corporation by means of a Plan of Conversion effected under Arizona law.

The information in this information statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This information statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 6, 2018

INFORMATION STATEMENT/PROSPECTUS FOR SPECIAL BALLOT INITIATIVE TO

MEMBERS OF

BEST WESTERN INTERNATIONAL, INC.

Dear Members:

On behalf of the President and Chief Executive Officer of Best Western International, Inc., an Arizona nonprofit corporation (the “Company”), you are hereby receiving this information statement/prospectus in connection with a special ballot initiative (the “Special Ballot Initiative”) to vote upon:

(1)	a proposal, which we refer to as the “conversion proposal,” to approve a corporate conversion transaction, pursuant to which the Company will become a for-profit Arizona corporation (the “post-Conversion corporation”), and each membership interest of the Company will be converted into shares of common stock of the post-Conversion corporation (the “Conversion”);

(2)	a proposal, which we refer to as the “membership termination bylaw proposal,” to approve an amendment to our current bylaws to authorize our board of directors to terminate immediately prior to the date of the Conversion the membership interest of any Member or the membership agreement of any conditionally-approved applicant who does not enter into a new franchise agreement with the Company by the dates described herein; and

(3)	a proposal, which we refer to as the “term limit bylaw proposal,” to approve an amendment to our current bylaws to remove term limits that would otherwise apply to a certain current member of our board of directors so that such current member of our board of directors may stand for re-election in 2018 for the purpose of continuity in the execution of the Conversion.

Both the conversion proposal and the membership termination bylaw proposal must be approved or neither the conversion proposal nor the membership termination bylaw proposal will be adopted. The conversion proposal, the membership termination bylaw proposal and the term limit bylaw proposal must be approved or the term limit bylaw proposal will not be adopted.

If both the conversion proposal and the membership termination bylaw proposal are approved, the membership termination bylaw proposal will be adopted with immediate effectiveness. If the conversion proposal, the membership termination bylaw proposal and the term limit bylaw proposal are all approved, the term limit bylaw proposal will be adopted with immediate effectiveness.

If the conversion proposal is approved and the transactions contemplated by the Conversion are completed, we will become an Arizona for-profit corporation and membership interests as of November 30, 2018 will automatically be converted into shares of the post-Conversion corporation. The shares issued in the Conversion will be issued on or about December 1, 2018 and will be allocated among the members based on 27,500 shares for each individual membership interest held as of November 30, 2018 (assuming 2,000 hotels convert). If the conversion proposal is approved and the membership termination bylaw proposal is approved, our bylaws will be amended to provide, among other things, that only those members who have executed a new franchise agreement with the Company will remain members as of November 30, 2018 and receive shares in connection with the Conversion.

Existing members must have entered into the new franchise agreement described in this information statement/prospectus by August 31, 2018 (subject to extension, with the payment of an extension fee, to no later than

October 31, 2018, on a case by case basis at the sole discretion of the Company, unless otherwise extended by the board of directors in its discretion, but in no event later than November 30, 2018) and have a property open and activated on the Best Western reservation system on November 30, 2018, otherwise such existing member will forfeit its membership interest as of November 30, 2018 and will not receive shares of common stock in the post-Conversion corporation. Current applicants for membership must have entered into an existing membership agreement and a new franchise agreement by August 31, 2018 (subject to extension, with the payment of an extension fee, to no later than October 31, 2018, on a case by case basis at the sole discretion of the Company, unless otherwise extended by the board of directors in its discretion, but in no event later than November 30, 2018), be conditionally approved for membership by our board of directors and have a property open and activated on the Best Western reservation system by November 30, 2018 to participate in the Conversion and receive Common Stock in BW Inc.

You must electronically submit your ballot by no later than 2:00 p.m., Phoenix, Arizona time, on Wednesday, June                , 2018 to have your vote count in the Special Ballot Initiative (the “Voting Deadline”). Voting by proxy is not permitted by our bylaws. We are not asking you for a proxy and you are requested not to send us a proxy.

We intend to continue use of the name “Best Western International, Inc.” after the completion of the Conversion.

Our board of directors believes that the Conversion will help us to have greater flexibility in raising capital, more closely align brand and hotel franchisee interests, more effectively compete with other lodging companies and enhance the value of ownership interests of our members. Our board of directors has determined that the Conversion is advisable and in the best interests of the Company and its members. Our board of directors has also determined that each of the membership termination bylaw proposal and the term limit bylaw proposal is advisable and in the best interests of the Company and our members. Accordingly, our board of directors has approved the conversion proposal, the membership termination bylaw proposal and the term limit bylaw proposal and recommends that you vote “FOR” the conversion proposal, “FOR” the membership termination bylaw proposal and “FOR” the term limit bylaw proposal.

The Company’s membership interests are not currently listed on any national securities exchange. The Company does not currently intend to apply for listing of its common stock on any national securities exchange following the completion of the Conversion.

The Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to comply with certain reduced public company reporting requirements.

This information statement/prospectus provides you with detailed information about the Conversion and other matters to be considered in the Special Ballot Initiative to be voted upon by our members in good standing who are entitled to vote in accordance with the terms of our current bylaws. We encourage you to carefully read this entire document. You should also carefully consider the risk factors described in “Risk Factors.”

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this information statement/prospectus. Any representation to the contrary is a criminal offense.

Upon written or oral request, the Company will deliver, free of charge, a separate copy of the information statement/prospectus to any member in good standing entitled to vote. Voting members may notify the Company of their requests by calling or writing the Company at its principal executive offices at 6201 N. 24th Parkway, Phoenix, AZ 85016 or (602) 957-4200. In order to obtain timely delivery, members must request information no later than five business days before the Voting Deadline. Requests for information must be made prior to                , 2018.

NOTICE OF

SPECIAL BALLOT INITIATIVE TO MEMBERS

VOTING DEADLINE ON WEDNESDAY, JUNE             , 2018

TO THE VOTING MEMBERS OF BEST WESTERN INTERNATIONAL, INC. (the “Company”):

NOTICE IS HEREBY GIVEN that you are being asked to consider and vote upon the following proposals in our special ballot initiative (the “Special Ballot Initiative”) to which this information statement/prospectus relates:

(1)	To consider a proposal, which we refer to as the “conversion proposal,” to approve a corporate conversion transaction, pursuant to which the Company will become a for-profit Arizona corporation, and membership interests of the Company will be converted into shares of common stock of BW Inc. (the “Conversion”), with the shares of common stock issued in the Conversion being allocated among the members of the Company (the “Members”) based on 27,500 shares for each membership interest held as of November 30, 2018;

(2)	To consider a proposal, which we refer to as the “membership termination bylaw proposal,” to approve an amendment to our current bylaws to authorize our board of directors to terminate, immediately prior to the date of the Conversion, the membership interest of any Member or the membership agreement of any conditionally-approved applicant who does not enter into a new franchise agreement with the Company by August 31, 2018 (subject to extension, with the payment of an extension fee to no later than October 31, 2018, on a case by case basis at the sole discretion of the Company, unless otherwise extended by the board of directors in its discretion, but in no event later than November 30, 2018); and

(3)	To consider a proposal, which we refer to as the “term limit bylaw proposal,” to approve an amendment to our current bylaws to remove term limits that would otherwise apply to a certain current member of our board of directors so that such current member of our board of directors may stand for re-election in 2018 for the purpose of continuity in the execution of the Conversion.

Both the conversion proposal and the membership termination bylaw proposal must be approved or neither the conversion proposal nor the membership termination bylaw proposal will be adopted. The conversion proposal, the membership termination bylaw proposal and the term limit bylaw proposal must be approved or the term limit bylaw proposal will not be adopted.

If both the conversion proposal and the membership termination bylaw proposal are approved, the membership termination bylaw proposal will be adopted with immediate effectiveness. If the conversion proposal, the membership termination bylaw proposal and the term limit bylaw proposal are all approved, the term limit bylaw proposal will be adopted with immediate effectiveness.

These special ballot proposals are described in the attached information statement/prospectus, which we encourage you to read in its entirety before voting on the Special Ballot Initiative. Only Members entitled to vote in accordance with the Company’s current bylaws at 1:00 p.m., Phoenix, Arizona time, on the day immediately prior to the date of this information statement/prospectus (the “Record Date”) may consider and vote on the Special Ballot Initiative.

Pursuant to Article III, Section 5 of the Company’s current bylaws, you must electronically submit your ballot by no later than 2:00 p.m., Phoenix, Arizona time, on Wednesday, June     , 2018 to have your vote count in the Special Ballot Initiative (the “Voting Deadline”).

After careful consideration, our board of directors has determined that the conversion proposal and each of the membership termination bylaw proposal and the term limit bylaw proposal are advisable and in the best interests of the Company and its Members and recommends that you vote “FOR” the conversion proposal, “FOR” the membership termination bylaw proposal and “FOR” the term limit bylaw proposal.

Completion of the Conversion is conditioned on approval of the conversion proposal and the membership termination bylaw proposal and other customary closing conditions. The membership termination bylaw proposal will not become effective unless the conversion proposal is also approved, nor will the term limit bylaw proposal become effective if the conversion proposal and the membership termination bylaw proposal are not approved.

A complete list of the Company’s Members entitled to vote in the Special Ballot Initiative will be available for ten days before the Voting Deadline at the principal executive offices of the Company for inspection by Members during ordinary business hours for any purpose germane to the Special Ballot Initiative.

Your vote is important regardless of the number of membership interests you own. Please vote on the Special Ballot Initiative using the voting instructions provided to you.

Thank you for your participation. We look forward to your continued support.

David Kong President and Chief Executive Officer

            , 2018

i

FREQUENTLY USED TERMS

As used in this information statement/prospectus:

“BW Inc.” means Best Western International, Inc., an Arizona for-profit corporation, after giving effect to the conversion of BW Inc. (NP);

“BW Inc. (NP)” means Best Western International, Inc., an Arizona nonprofit corporation;

“Code” means the Internal Revenue Code of 1986, as amended;

“Common Stock” means the common stock of BW Inc. and any series of common stock designated by the board of directors under the authority granted to it by the articles of incorporation of BW Inc.;

“Company” means BW Inc. (NP), up to the effective time of the Conversion, and BW Inc., at and following the effective time of the Conversion;

“Conversion” means the conversion of BW Inc. (NP), an Arizona nonprofit corporation, to BW Inc., an Arizona for-profit corporation, pursuant to a Plan of Conversion (the form of which is attached hereto as Appendix A) intended to be effected on December 1, 2018;

“Conversion Date” means the effective date of the Conversion;

“Director” means a member of our board of directors;

“District” means one of the seven geographic areas created pursuant to the Company’s bylaws;

“District Manager” means the managers coordinating activities in the Company’s Districts;

“Exchange Act” means the Securities Exchange Act of 1934, as amended;

“Governor” means a person appointed by a Director to act as a liaison in a designated region for the Director in the Director’s District;

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012;

“Member” means a holder of a single membership interest in BW Inc. (NP);

“New Franchise Agreement” means a franchise agreement in the form described in “Business—New Franchise Agreements”;

“RevPAR” means total room revenue divided by the total number of available rooms (i.e., revenue per available room).

“RevPAR index” means the measurement of a specified group of hotels’ RevPAR performance relative to an aggregated grouping of hotels, as calculated by STR.

“SEC” or “Commission” means the Securities and Exchange Commission;

“Securities Act” means the Securities Act of 1933, as amended;

“Special Ballot Initiative” refers to the ballot proposals presented to the Members to which this information statement/prospectus relates;

“STR” means STR, Inc. (formerly known as Smith Travel Research, Inc.);

“Voting Deadline” means the deadline, pursuant to Article III, Section 5 of the Company’s current bylaws, by which a Voting Member may vote in the Special Ballot Initiative, which date shall be 2:00 p.m. Phoenix, Arizona time on Wednesday, June     , 2018; and

“Voting Member” means a Member who meets the requirements of Article III, Section 4 of the Company’s current bylaws, including, without limitation, the requirement to have on file with the Company a current voter registration card. Such Member or such Member’s designee, as stated on the voter registration card, shall be the Voting Member.

References to “fiscal year” of the Company refer to the year ending November 30 of the respective year. By way of example, “fiscal 2017” refers to the year ended November 30, 2017.

Important Notes

Assuming the fulfillment of certain conditions set forth in this information statement/prospectus, we expect to complete the Conversion on December 1, 2018, or as soon as practicable following such date, with respect to membership interests as of November 30, 2018. To the extent the effectiveness of the Conversion is delayed beyond December 1, 2018, significant dates in this information statement/prospectus will similarly be delayed, including, without limitation, the date on which membership interests must be outstanding to automatically be converted into shares of BW Inc. and the date by which Members and conditionally-approved applicants must have entered into New Franchise Agreements with the Company. If the completion of the Conversion is delayed significantly beyond December 1, 2018, our board of directors would analyze the facts and circumstances at that time in order to determine whether it is necessary or advisable to update the information provided to Voting Members or to seek again Voting Member approval of the Conversion, taking into account all applicable state and federal laws.

In this information statement/prospectus, we describe that the Amended and Restated Articles of Incorporation of the Company (as defined herein) will authorize the issuance of 100.0 million shares of Common Stock and that the Company will issue 55.0 million shares, or 55.0%, of its authorized shares of Common Stock to Members in the Conversion. We currently estimate that each membership interest outstanding on November 30, 2018 will receive 27,500 shares of Common Stock on or about December 1, 2018 in exchange for each membership interest held as of November 30, 2018. As of the Record Date, there were                  membership interests outstanding. Since the number of membership interests held as of November 30, 2018 will depend on certain conditions set forth herein, including, among other things, the requirement that Members and conditionally-approved applicants enter into New Franchise Agreements with the Company within the timeframes set forth herein, and new properties being opened and activated on the Best Western reservation system, the number of membership interests outstanding as of November 30, 2018 will likely change from the number as of the Record Date. The number of shares of Common Stock that will be issued on the Conversion Date in respect of membership interests will be increased on a pro rata basis to the extent necessary such that at least 55% of the aggregate number of authorized shares of Common Stock will be issued to holders of membership interests outstanding on November 30, 2018. In the event it is determined that the Company will issue more than 55.0 million shares of Common Stock in the Conversion, the number of authorized shares of Common Stock as set forth in the Amended and Restated Articles of Incorporation to be filed in connection with the effectiveness of the Conversion may be increased so that the number of shares of Common Stock issued in the Conversion remains at least 55.0% of the number of authorized shares of Common Stock.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following are questions and answers about the Conversion, the bylaw proposals and related matters. These questions and answers do not address all of the questions that you may have about the Conversion and the bylaw proposals. More detailed information is contained elsewhere in this information statement/prospectus. You should read this entire information statement/prospectus carefully before casting your vote on the Conversion and the bylaw proposals.

Plan of Conversion

Q:	What is the Conversion and why am I receiving this information statement/ prospectus?

A:	We are proposing a conversion from an Arizona nonprofit corporation into an Arizona for-profit corporation. The Conversion will be effected by adopting the Plan of Conversion and amending and restating our articles of incorporation (as so amended and restated, the “Amended and Restated Articles of Incorporation”) and bylaws (as so amended and restated, the “Amended and Restated Bylaws”) to remove provisions which establish our nonprofit character, and adopting certain other provisions that are beneficial to the operations of a for-profit corporation, while maintaining much of the Company’s existing governance structure.

Q:	Why is the Company proposing the Conversion?

A:	As part of an ongoing analysis of our business, our board of directors and senior management identified several primary factors which led them to recommend the proposed Conversion to the Members. In recent years, our Company has faced competitive challenges to its business. These challenges have included the effect of the ever-growing online travel agency business, large online portal and search engine websites and growth by our competitors across a portfolio of lodging options, which allow them to increase market penetration, achieve synergy and efficiencies and leverage their guest loyalty programs. To combat each of these challenges, and to protect and grow our market share, our board of directors determined that capital investment is necessary to increase advertising and marketing for brand awareness, to provide increased investment in technology and support for our reservation and loyalty reward systems and to expand our number of hotels and brands. Our board of directors and management believes that the Conversion will help us have a greater degree of flexibility in raising capital, more closely align brand and hotel owner interests, more effectively compete with other lodging companies and enhance the value of ownership interests of our Members. See “The Conversion—Reasons for the Conversion.”

Q:	Why change our business model?

We have not had any increase in our fee income for five years, and although we have worked hard to retain cash to shore up our balance sheet to prepare for any market downturn, our reserves are equivalent to a few months of expenses. The non-contingency reserve funds on our balance sheet are necessary to be maintained for Best Western Rewards® (“BWR®”) redemptions. The BWR® reserve is verified annually by an independent third-party accounting firm to ensure we maintain sufficient funds to cover future BWR® redemptions. While we maintain a reserve, there is limited capacity for business opportunities to grow our brands or for additional investments in technology or with online travel agencies or internet search engine websites to drive business and stop our competitors from aggressively taking our market share. Our funding model is not letting us compete in this fast changing and hyper-competitive environment. As a nonprofit company, we are losing scale and lack sufficient funds to actively invest in our future success.

Issuance of Shares in the Conversion

Q:	How will the shares of Common Stock in the Company be distributed following the Conversion?

A:	Currently, each Member holds a membership interest in the Company. Pursuant to the Plan of Conversion, we will recapitalize the Company by converting all of the outstanding membership interests as of

November 30, 2018 into newly-issued shares of Common Stock to be distributed on the effectiveness of the Conversion on December 1, 2018. Each Member as of the Conversion Date will receive 27,500 shares of Common Stock in exchange for its membership interest held as of the effective date of the Conversion. Considering all Members participate equally as Members, the board of directors determined that a fixed number of shares for each membership interest was fair and appropriate.

Q:	Who is entitled to receive shares of Common Stock in the Conversion?

A:	Pursuant to the membership termination bylaw proposal, if adopted, only Members who have previously entered into a New Franchise Agreement with the Company by August 31, 2018 (subject to extension, with the payment of an extension fee, to no later than October 31, 2018, on a case by case basis at the sole discretion of the Company, unless otherwise extended by the board of directors in its discretion, but in no event later than November 30, 2018) and have a property open and activated on the Best Western reservation system as of November 30, 2018 will receive shares of Common Stock in the Conversion. Current applicants for membership may become Members and receive Common Stock if they have been at least conditionally approved for membership, have entered into a membership agreement and a New Franchise Agreement by August 31, 2018 (subject to extension, with the payment of an extension fee, to no later than October 31, 2018, on a case by case basis at the sole discretion of the Company, unless otherwise extended by the board of directors in its discretion, but in no event later than November 30, 2018) and have a property open and activated on the Best Western reservation system as of November 30, 2018. The shares will be issued to the owning Member entity that entered into the current membership agreement and subsequently the New Franchise Agreement. Owners and licensees of branded hotels outside of North America will not receive shares in the Conversion nor will executive officers of the Company.

Q:	What percentage of the Company will be owned by Members upon the Conversion?

A:	Upon the effectiveness of the Conversion, the Members will own 100% of the outstanding Common Stock of the Company, with each Member entitled to receive 27,500 shares of Common Stock for each membership interest. The Amended and Restated Articles of Incorporation will authorize additional shares of Common Stock for issuance, but the shares issued to the Members will represent at least 55% of the aggregate number of authorized shares of Common Stock. No other class of capital stock will be authorized for issuance in the Amended and Restated Articles of Incorporation.

Q:	Will I be able to sell the shares of Common Stock that I receive in the Conversion?

A:	The shares of Common Stock that you receive in the Conversion will not be transferable other than with the prior approval of our board of directors, unless and until the Company conducts an initial public offering of shares of its Common Stock or the Company directly lists its Common Stock for trading on a national securities exchange (each referred to herein as an “IPO”). See “Description of Capital Stock Following the Conversion.” You should note that our board of directors currently does not expect to approve transfers of shares of Common Stock to competitors. After an IPO, the restrictions on transferability of the Common Stock will no longer be applicable, and you may freely transfer your Common Stock, subject to any applicable restrictions under U.S. securities laws.

Q:	What happens if I cease to operate my hotel as a Best Western after the Conversion?

A:

During the initial three-year period following the Conversion Date or until an IPO if one occurs within such initial three-year period, if the hotel is no longer a Best Western franchisee, or if notice has been given that such hotel will cease to be operated as a Best Western franchisee, the Company will have the right to redeem your shares of Common Stock for $0.10 per share. After the initial three-year holding period, assuming your shares have not been previously redeemed you will continue to retain your shares regardless of whether the hotel continues to be operated as a Best Western franchisee. Any shares of Common Stock that are redeemed by the Company will be retired and may not be reissued by the Company. In addition, the number of authorized shares of Common Stock will be reduced proportionately by the number of shares so redeemed, to the extent there are authorized but unissued shares that have not been reserved for issuance, so that at least 55% of the aggregate number of authorized shares of Common Stock will have been issued to the shareholders of the Company holding the seven designated Series of Common Stock.

Q:	What will happen to the shares of Common Stock I receive after the Conversion if I sell or transfer my hotel?

A:	During the initial three-year period following the effectiveness of the Conversion, assuming there is not an IPO prior to such time:

•	If you sell your hotel with approval of our board of directors and it remains a Best Western franchisee, you will retain your shares of Common Stock. You may not sell such shares of Common Stock to the purchaser of your hotel without the approval of the board of directors.

•	If your transferee ceases to operate the hotel as a Best Western franchisee, the Company has the right to redeem your shares of Common Stock for $0.10 per share.

•	In the event your shares of Common Stock are redeemed because your transferee ceases to operate the hotel as a Best Western franchisee, any other rights you may have are solely between you and your transferee.

After the initial three-year period following the Conversion Date, you will continue to retain your shares regardless of whether the hotel continues to be operated as a Best Western franchisee.

Q:	Is there a plan to issue the remaining authorized but unissued shares of Common Stock?

A:	Following the Conversion, the Company will have authorized but unissued shares of Common Stock of 45.0 million shares, or approximately 45% of the authorized capital stock of the Company. These additional shares may be utilized for corporate purposes such as future offerings to raise additional capital for investment or for corporate acquisitions. However, there are no current plans to issue any additional shares of Common Stock. The board of directors believes that the value of the Company, and of the shares of Common Stock, will grow over time and that issuing shares in the near term may not reflect the intended value of the implementation of the Conversion.

The Bylaw Proposals

Q:	Are there any other proposals in the Special Ballot Initiative?

A:	In addition to voting on the conversion proposal, the Voting Members will vote on two different proposals to amend our current bylaws as follows: (i) the membership termination bylaw proposal, such that our board of directors may terminate immediately prior to the Conversion Date the membership interest of any Member or the membership agreement of any conditionally-approved applicant who does not enter into a New Franchise Agreement with the Company by the dates described herein; and (ii) the term limit bylaw proposal, to remove term limits that would otherwise apply to a certain current member of our board of directors so that such current member of our board of directors may stand for re-election in 2018 for the purpose of continuity in the execution of the Conversion. See the sections entitled “The Membership Termination Bylaw Proposal” and the “Term Limit Bylaw Proposal” for a description of each of the two bylaw proposals.

Both the conversion proposal and the membership termination bylaw proposal must be approved or neither the conversion proposal nor the membership termination bylaw proposal will be adopted. The conversion proposal, the membership termination bylaw proposal and the term limit bylaw proposal must be approved or the term limit bylaw proposal will not be adopted.

If both the conversion proposal and the membership termination bylaw proposal are approved, the membership termination bylaw proposal will be adopted with immediate effectiveness. If the conversion proposal, the membership termination bylaw proposal and the term limit bylaw proposal are all approved, the term limit bylaw proposal will be adopted with immediate effectiveness.

Q.	Why are we proposing to amend our current bylaws?

A.	As described above, we are proposing to amend our current bylaws, with immediate effectiveness, to (i) terminate the membership interest of any Member, immediately prior to the Conversion Date, if such Member or conditionally-approved applicant has not entered into a New Franchise Agreement with the Company by the dates specified herein and (ii) remove term limits that would otherwise apply to a certain current member of our board of directors so that such current member of our board of directors may stand for re-election in 2018 for the purpose of continuity in the execution of the Conversion.

We are proposing to adopt the first bylaw initiative in order to preserve the relationship, and align more fully the interests, between the Members and conditionally-approved applicants who will own shares of Common Stock after the Conversion and those owners of hotels who are committed to continuing the growth of our brands. As more fully described herein, our board of directors has determined that the Company’s opportunities for growth will be enhanced by asking our Members and conditionally-approved applicants to enter into the New Franchise Agreements that, while maintaining our current brand standards (with limited exceptions), will provide the opportunity for increased revenue for, and investment by, the Company. Our board of directors has determined that those Members or conditionally-approved applicants who do not wish to participate in this proposed construct by signing a New Franchise Agreement should not share in the value created by it as shareholders of the Company as a for-profit corporation.

We are proposing to adopt the second bylaw initiative so that, in the event the Conversion is approved, this current board member, who has been instrumental in advancing our Company through its successful evolution over the past several years and who has devoted substantial time and effort to formulating the terms of the Plan of Conversion and the growth opportunities it presents, may seek to be elected by his District Members to see through to completion the implementation of this plan. This does not assure any such current Director the right to continue on the board of directors, as each Member is subject to nomination and election in accordance with our current bylaws; however, we believe it would be unproductive to preclude the opportunity of a Director who has contributed during such an important period of change in our Company from continued service to the Company.

The New Franchise Agreements

Q:	Why are we lengthening the term of our agreement (i.e. the New Franchise Agreement)?

A:	We need to lengthen the term of our agreements with our hotel franchisees because our current one-year term provides no protection against hotels leaving our brand while our remaining Members are left to deal with the consequences, including loss of scale and any funding shortfall. As we prepare for our future, we need stability and continuity to ensure our success. Therefore, the term of the New Franchise Agreement will be 12 years. Our Members who convert to franchisees will be able to cancel the New Franchise Agreement without paying liquidated damages on the first and second anniversaries of the agreement (i.e., November 30, 2019 and 2020). The 12-year agreement also protects the low fees as well as the important rights and voice of our shareholders for that duration.

Q:	Can the length of the new Franchise Agreement be shorter or longer than 12 years?

A:	We will be offering the new 12-year Franchise Agreement to over 2,000 Best Western-branded hotels. So that we can accomplish the conversion as efficiently, effectively and fairly as possible, the New Franchise Agreements are not being individually negotiated; however, after implementation of the Conversion we will consider requests of franchisees to extend the length of their respective agreements.

Q:	Will I still be able to auto-transfer?

A:	Yes, the New Franchise Agreements will include the ability to auto-transfer your franchise (i.e., the right to transfer the franchise agreement with the Company to the purchaser of your hotel) in the event of a sale of your hotel. However, our experience has been that 40% of hotels that auto-transfer fail within the first few years. As a result, and to help protect the interests of purchasers of Best Western-branded hotels, and to protect the goodwill of the brand and the Company, we will be including the following requirements in the New Franchise Agreements with respect to all auto-transfers: (i) if the purchaser lacks hotel or related business experience, a management company will be required until the purchaser is capable of operating the hotel (the board of directors may consider exceptions, e.g., small hotels in tertiary markets); (ii) the purchaser will have to sign a New Franchise Agreement; and (iii) we will conduct a design visit to ensure the hotel is compliant with the then-existing design requirements for our brand. The purchaser will be given a reasonable period of time to bring the hotel into compliance. Note that any transferee will be required to enter into a franchise agreement with the Company with a term of up to 15 years and with terms similar to those that are offered to non-Member/shareholder owners with the exception of discounted fees (such discounted fees being either: (i) 3.5% of gross room revenue (“GRR”) for a transferee with former Members as of July 1, 2016 having a minimum 50% financial ownership interest in the transferee property; or (ii) a 2.0% discount from then-current fees for new franchisees).

Q:	Why does the New Franchise Agreement include a two-year liquidated damages provision?

A:	Many of our Members have been with the Best Western brand for a long time and intend to remain with the brand. They are left facing the negative consequences of losing scale and funding when hotels leave our brand (often because they do not want to improve their hotels). To protect our Members’ interests, we need to provide an incentive for hotels that may otherwise leave our brand to invest in order to remain in compliance with our standards as other Members have done.

On average, it takes at least two years for us to redevelop and establish a replacement for a hotel that has ceased operating under our brand. A new construction hotel will take considerably more time. Therefore, we believe that liquidated damages of two years are reasonable. As described above, any current Member will not be subject to any liquidated damages provision if its hotel leaves our brand on the first or second anniversaries of the New Franchise Agreement.

Q:	By when must Members enter into New Franchise Agreements?

A:	Existing Members must have entered into a New Franchise Agreement by August 31, 2018 (subject to extension, with the payment of an extension fee, to no later than October 31, 2018, on a case by case basis at the sole discretion of the Company, unless otherwise extended by the board of directors in its discretion, but in no event later than November 30, 2018) and have a property open and activated on the Best Western reservation system on November 30, 2018; otherwise such existing Member will forfeit its membership interest as of November 30, 2018 and will not receive shares of Common Stock in BW Inc. Our Members who convert to franchisees will be able to cancel the New Franchise Agreement without paying liquidated damages on the first and second anniversaries of the agreement (i.e., November 30, 2019 and 2020). Current applicants for membership must have entered into an existing membership agreement and a New Franchise Agreement by August 31, 2018 (subject to extension, with the payment of an extension fee, to no later than October 31, 2018, on a case by case basis at the sole discretion of the Company, unless otherwise extended by the board of directors in its discretion, but in no event later than November 30, 2018), be conditionally approved for membership by our board of directors and have a property open and activated on the Best Western reservation system by November 30, 2018 to participate in the Conversion and receive Common Stock in BW Inc. The New Franchise Agreements will have an effective date of December 1, 2018.

Governance Matters

Q:	How will governance of the Company change?

A:	We are proposing to retain most of the key elements of our current governance structure, subject to the requirements of the Arizona Business Corporation Act applicable to for-profit corporations. First, we will retain our board of directors, with the Directors elected by the shareholders within a District through separate Series of Common Stock, as described below. Nominations for, and election of, board members will continue to proceed on a District-by-District basis, through the issuance of separate Series of Common Stock to Members in each District, subject to providing for earlier notification and nomination timeframes necessary to permit compliance with the provisions applicable to public reporting companies under the Exchange Act. In order to be nominated and elected by a District, a Director nominee must continue to meet the specified qualifications in our Amended and Restated Bylaws, including that such Director nominee must have a material interest in (1) a shareholder and (2) a Best Western-branded hotel within that District. Second, franchisee matters, such as applications and cancellations, will be decided only on behalf of the Company by the board of directors. Third, we are proposing to continue our Governor and Advisory Committee programs to ensure the concerns of our hotel franchisees are heard and their feedback considered before any significant brand changes. Fourth, franchisees will vote on material brand matters in accordance with the terms of their franchise agreements, as described herein. See “Business of the Company—New Franchise Agreements.” Our shareholders will be entitled to vote on major corporate matters, such as amendments to the articles of incorporation, shareholder proposed amendments to our bylaws, and certain fundamental transactions, such as mergers or consolidations. See “Description of Capital Stock Following the Conversion—Comparison of Members Rights Before and After the Conversion” for a description of the rights of Members as shareholders in the post-Conversion corporation.

Q:	Who is being proposed for the current board of directors?

A:	Pursuant to the Plan of Conversion, we are proposing that the current members of our board of directors or Directors-elect as of November 30, 2018 constitute the initial board of directors of BW Inc. The board of directors will be classified into two separate classes of Directors, with Directors in each class serving two-year terms.

Pursuant to the term limit bylaw proposal, if the Conversion proposal is approved as well, our current bylaws would be amended with immediate effectiveness to remove term limits that would otherwise apply to a certain current member of our board of directors so that such current member of our board of directors may stand for re-election in 2018 for the purpose of continuity in the execution of the Conversion.

Q:	What is the proposed composition of the board of directors going forward?

A:	Our Plan of Conversion provides that the Company will continue to have a board of directors consisting of seven members, with each District continuing to elect one member of the board of directors who is a representative of that District. In order to effect this voting arrangement, the Amended and Restated Articles of Incorporation will, in conjunction with the Conversion, designate seven different series of our Common Stock (each, a “Series”), as follows: Series A-1 Common Stock, which will correspond to District 1; Series A-2 Common Stock, which will correspond to District 2; Series A-3 Common Stock, which will correspond to District 3; Series A-4 Common Stock, which will correspond to District 4; Series A-5 Common Stock, which will correspond to District 5; Series A-6 Common Stock, which will correspond to District 6; and Series A-7 Common Stock, which will correspond to District 7. As noted above, the board of directors will be classified into two classes of Directors with each class of Directors serving a two-year term following the initial terms provided in the Plan of Conversion. Directors in Districts 1, 2, 4 and 5 will be Class I Directors, whose initial terms shall expire at the annual meeting of shareholders held in 2019, and Directors in Districts 3, 6 and 7 will be Class II Directors, whose initial terms shall expire at the annual meeting of shareholders held in 2020. Our Amended and Restated Articles of Incorporation will provide that each member of the board of directors may serve no more than three terms of two years each following the Conversion (other than Directors elected to fill a vacancy and the initial Class I Directors whose terms expire in 2019).

Other than with respect to the deemed election of the board of directors pursuant to the Plan of Conversion as proposed herein, each Series of Common Stock going forward will be entitled to elect one Director. Each Series of Common Stock is otherwise identical and will vote on all other matters presented to the shareholders together as one class and will participate in any dividends on an equal per share basis.

Q:	What is the difference post-Conversion between a shareholder vote and a vote of the hotel franchisees?

A:	Shareholders will be entitled to vote on certain matters relating to corporate governance of BW Inc., including the election of Directors, amendments to the articles of incorporation, shareholder proposed amendments to our bylaws, and certain fundamental transactions, such as mergers or consolidations. Hotel franchisees operating under a franchise agreement with the Company will be entitled to vote on proposals regarding brand standards, such as building exteriors, public area and guest room design standards, brand logo and signage, and breakfast standards.

Other Material Considerations

Q:	Do the Directors and executive officers of the Company have any interests in the Conversion that I should consider?

A:	When considering our board of directors’ recommendation that you vote to approve the Conversion, you should be aware that our Directors and executive officers may have interests in the Conversion that are different from your interests. Each member of our board of directors is also a Member of our Company. Members of our board of directors will participate in the Conversion on the same terms as any other Member of the Company. Our Directors and executive officers serving the Company prior to the Conversion will continue serving the Company following the Conversion and will be entitled to compensation for their service following the Conversion. See “Executive Compensation” and “Director Compensation” for a discussion of the expected compensation that our executive officers and Directors may receive. Our executive officers are not receiving shares in the Conversion.

Q:	How will I be taxed on the Conversion?

A:	We generally expect that neither you nor the Company will recognize gain or loss for U.S. federal income tax purposes or Canadian income tax purposes as a result of the Conversion. Notwithstanding the foregoing, tax matters are very complicated, and the tax consequences of the Conversion to you as a Member will depend on your individual situation. We are not advising you on the particular tax consequences of the Conversion to you under your individual circumstances. We recommend that you consult with your personal tax adviser for a full understanding of the tax consequences of the Conversion. For a description of the material U.S. federal income tax consequences and material Canadian income tax consequences of the Conversion, please see the information set forth in “Material U.S. Federal Income Tax Consequences” and “Material Canadian Income Tax Consequences,” respectively.

Q:	What risks should I consider in deciding whether to vote in favor of the Conversion?

A:	There are various risks that relate to the Conversion, and other risks will affect the value of the Common Stock that you will receive in the Conversion. For a detailed description of these risks, you should carefully read the section entitled “Risk Factors” beginning on page 18. Many of these risks will affect our business regardless of whether we complete the Conversion.

Q:	If I oppose the conversion proposal or either of the bylaw proposals, will I be able to assert statutory appraisal rights under Arizona law?

A:	No. Under Arizona law, Members of the Company who oppose the conversion proposal or either of the bylaw proposals will not have the statutory right to dissent from the transaction and demand the cash payment of the fair value of their membership interest.

Q:	When is the Conversion expected to be completed?

A:	We are working to complete the Conversion as quickly as possible. The completion of the Conversion depends on a number of conditions being met, including:

•	approval of the conversion proposal by the Voting Members;

•	approval of the membership termination bylaw proposal by the Voting Members; and

•	other customary closing conditions.

Assuming the fulfillment of these conditions, we expect to complete the Conversion on December 1, 2018 or as soon as practicable following such date.

Voting on the Proposals

Q:	How does our board of directors recommend that I vote?

A:	Our board of directors has unanimously determined that the conversion proposal and each of the bylaw proposals is advisable and in the best interests of the Company and its Members; has approved the conversion proposal and each of the membership termination bylaw proposal and the term limit bylaw proposal, subject to Member approval of the conversion proposal; and recommends that Voting Members vote “FOR” the conversion proposal, vote “FOR” the membership termination bylaw proposal, and vote “FOR” the term limit bylaw proposal.

Q:	How can I get more information about the Conversion?

A:	You may call your District Manager or the Company’s toll-free hotline at to answer your questions. Additionally, you may also direct your written questions by mail to the Company at:

Best Western International, Inc.

6201 N. 24th Parkway

Phoenix, Arizona 85016

Attn: Larry Cuculic

Q:	How many votes does it take to approve the Plan of Conversion and the Bylaw Proposals?

A:	The conversion proposal and the bylaw proposals each require approval by the affirmative vote of two-thirds (2/3) of the votes cast or by a majority of the voting power, whichever is less, provided that not less than one-third (1/3) of the voting power vote in favor. As of the Record Date, there were Voting Members entitled to cast votes in the Special Ballot Initiative. To have a quorum allowing the Special Ballot Initiative to go forward, Voting Members representing 10% of the Company’s Voting Members must submit ballots in the Special Ballot Initiative.

Q:	May I change my vote after I have submitted my ballot?

A:	No. There are no procedures to change your vote after you have voted.

Q:	What happens if I do not vote?

A:	If you do not vote, it could affect the adoption of a proposal, since the success of a proposal may depend on a majority of the Company’s voting power voting in favor of it, and at least thirty-three and one-third percent (33 1/3%) of the Company’s voting power voting in favor of it. If you do not vote on the proposal, and the success of the proposal is determined by a majority of the Company’s voting power voting in favor of it, with at least thirty-three and one-third percent (33 1/3%) of the Company’s voting power voting in favor, your failure to vote would have the same effect as voting “AGAINST” the proposal. See “The Special Ballot Initiative—How to Vote.”

Q:	How do I vote?

A:	You may vote on the proposals contemplated by the Special Ballot Initiative by means of a secure website to be provided to Members. Please read the ballot instructions included on the secure website carefully before voting on the proposals contemplated by the Special Ballot Initiative. Links to the Company’s current bylaws and articles of incorporation, and the Company’s Rules & Regulations will be available on the secure website.

Pursuant to the Company’s bylaws, the responses of 10% of the Voting Members as of the Record Date, or                  Voting Members, are needed to meet the quorum requirements for this ballot.

At 2:00 p.m., Phoenix, Arizona time, on Wednesday, June     , 2018, the voting shall close and the voting system data shall be securely and confidentially provided to Mukai, Greenlee & Company, P.C. (the “Designated Accountant”). Please allow yourself sufficient time to review and consider the proposals and to submit your votes before the deadline. Only ballots that have been electronically submitted prior to that date and time shall be counted. You are invited to be present at the certification of the results of the vote. The Designated Accountant is located at 2600 North Central Avenue, Suite 1820, Phoenix, Arizona 85004.

Please note that the Company’s bylaws detail specific requirements that protect voting anonymity. Member votes are counted by an independent third party that operates an electronic voting system. The counted votes are provided by secure electronic means to an independent Designated Accountant for certification. The counted votes do not indicate how a particular individual voted. The Designated Accountant only provides the total voting results to the Company. The Company is prohibited from knowing how a Member voted and does not have access to that information.

The vote of the Voting Members is important. Voting Members are encouraged to vote as soon as possible after carefully reviewing this information statement/prospectus. You must electronically submit your ballot by no later than 2:00 p.m., Phoenix, Arizona time, on Wednesday, June      , 2018 to have your vote count in the Special Ballot Initiative.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this information statement/ prospectus, please vote in accordance with the voting instructions for the Special Ballot Initiative.

SUMMARY OF THE INFORMATION STATEMENT/PROSPECTUS

This summary highlights selected information from this information statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the Special Ballot Initiative, including the conversion proposal and the two bylaw proposals, you should read this entire document carefully.

Company Overview

Best Western is a leading global hospitality brand with a presence in over 100 countries and territories worldwide. We are among the top 10 largest global lodging brands by number of hotels (according to Hotels® magazine July/August 2017) with over 3,600 total branded hotels (of which over 2,000 branded hotels are in North America) and a pipeline of over 500 hotels entering our brands (of which approximately 300 such hotels are in North America). The Company has eleven unique North American Best Western hotel brands ranging from economy to upper upscale. Eight of those eleven brands have been launched in the last three years, providing new avenues for growth. The Company’s Members and franchisees operate hotels under the following proprietary brand names: Best Western®, Best Western Plus®, Best Western Premier®, Executive Residency by Best Western®, Vīb®, GLō®, SureStay® by Best Western, SureStay Plus® by Best Western, SureStay Collection® by Best Western, BW Premier Collection by Best Western®, and BW Signature Collection by Best Western®. The Company has achieved a RevPAR index of over 109 over the last six years. We have also received many industry awards, including Business Travel News #1 Midprice and #1 Upper Midprice hotels, Top Ranked Guest Loyalty Program from US News & World Report, and nine-time Hotel Partner of the Year from AAA Travel.

The Company has a comprehensive and readily scalable platform of services that it offers to branded hotels including sales and marketing, brand management, technology and support services. Our sales and marketing team seeks to drive market share growth and leverage our award-winning BWR® program to increase revenues to our hotel brands and to increase customer satisfaction. Our brand management team provides a full range of services, including a regional service manager consultation, revenue management, Supply and Design (as described below), guest satisfaction surveys and analysis, customer relations services and education and training to hotels, in addition to outsourced quality assurance (“QA”) assessments, that seek to ensure high quality and guest experiences that meet or exceed expectations, plus profitable operations. Our technology team oversees a scalable technology platform which provides reservations systems, e-commerce, cyber security and other technology support systems. Our support services team provides an in-house shared services platform that includes our call center, accounting and finance, legal and human resources. This platform allows us to drive revenue to our hotels and to grow our scale and create synergy, efficiency and leverage.

Company Business Model

The Company has an asset-light business model which, together with Best Western’s platform of services, provides us with a solid foundation to generate stable revenues and strong returns on capital.

North America

The Company is organized as a nonprofit membership organization. As a nonprofit membership organization, we manage the operations to generate sufficient revenue to cover the expenses incurred in delivering services that will enhance brand equity and drive revenue to our branded hotels. The Company drives revenue in North America primarily from fees assessed to Member hotels. The Company has a demonstrated long-term commitment from its ownership base of Members, which has historically driven consistent and predictable revenues and financial performance. Approximately 70% of Best Western-branded hotels have been Members for over ten years, and the average tenure for a Member is 19 years.

In North America, the Company’s relationship with branded hotels falls into one of three categories, depending on the brand: (i) a full membership agreement where hotel franchisees are Members, must maintain brand standards and have access to Best Western’s platform of services; (ii) a soft brand agreement, where hotel franchisees are not Members and have access to Best Western’s platform of services; and (iii) a franchise agreement, where hotel franchisees are franchisees and not Members and have access to Best Western’s platform of services. Members pay fees and assessments under their membership agreements. Hotels under soft brand agreements pay fees, including fees based on revenue delivered to the hotel through the Best Western’s platform of services, plus pass-through costs. Franchise hotels generally pay a royalty fee and a marketing fee based on a percentage of gross room revenue, plus pass-through costs.

In addition, North American Best Western-branded hotels have access to our Supply and Design department (“Supply and Design”), which offers our branded hotels an online catalog platform connected to endorsed vendors with discounted pricing as well as an experienced team of design professional focused on maintaining brand standards and a fee based service for design needs, and our GDS/Switch initiative (“GDS/Switch”), which includes connections through our reservations platform for our hotels to leading distribution partners, such as online travel agency business (“OTAs”), wholesalers, global distribution systems (“GDS”) and individual corporations.

International

Outside North America, the Company licenses its trademarks and provides reservation and other services to hotels through the following: (i) property direct relationships to hotels located in specific international countries or territories that use our brand and services through a sub-license agreement; (ii) affiliation agreements entered into with territory-specific organizations, referred to as “Affiliate Organizations,” which are formed as nonprofit entities for the sole purpose to initiate, plan, coordinate and execute joint marketing activities and otherwise advance the interests of Best Western-branded hotels in their territory; and (iii) master license agreements, or “MLAs” entered into with territory-specific organizations, which are formed as for-profit entities for the sole purpose to initiate, plan, coordinate and execute joint marketing activities and otherwise advance the interests of Best Western-branded hotels in their territory. In each of the three types of relationships, we are paid fees for reservation and other services, generally on a cost-recovery basis.

Company Growth Strategy

We believe our Company has the vision to lead the industry in superior customer care and a mission to enhance brand equity and increase value to our hoteliers. The Company’s growth strategy focuses on creating a distinctive brand portfolio that is appealing to both hoteliers and guests; delivering guest satisfaction and building brand loyalty; growing the Company’s brands around the world; and maintaining a continuous focus on innovation.

Distinctive and Appealing Brand Portfolio: The Company and its Members invest heavily in the Best Western brand portfolio as an integral part of the Company’s growth strategy. Beginning with adding Best Western®, Best Western Plus®, and Best Western Premier® to the iconic Best Western brand, the Company has also engaged in a Design Excellence program, which resulted in Members investing over $2.0 billion since 2012 and launched eight new global brands since 2015. The Design Excellence program is a successful platform for improving Best Western-branded hotels and consumer perceptions of Best Western brands, and creating brand differentiation. This includes a series of cutting-edge concepts catering to a new generation of travelers with the new-build Vīb® and GLō® brands, as well as soft brand options for most chain scale segments: upper economy (SureStay Collection® by Best Western), upper midscale (BW Signature Collection® by Best Western) and upscale and upper upscale (BW Premier Collection®). With Executive Residency by Best Western, the Company offers unique, dual-branded property options, which combine the best of the Best Western Plus® and Executive Residency by Best Western® brands. The Company believes that a distinctive and appealing brand portfolio increases the number of branded hotels and the scale of the Company.

Delivering Guest Satisfaction and Brand Loyalty: The Company strives to deliver a consistent guest experience that instills consumer confidence in the brand. The Company’s brands have enjoyed significant increases to guest satisfaction ratings in the past ten years, with scores doubling since 2007. This stems from the award-winning I Care® Every Guest, Every Time hotel staff training program and the more than $2.0 billion spent by our Members on strategic renovations associated with the Design Excellence program. In 2017, the Company announced 1,956 Best Western-branded hotels globally received the 2017 TripAdvisor® Certificate of Excellence recognition, yielding the brand’s highest level of guest satisfaction to date. To build brand loyalty, the Company has continued to make valuable enhancements to its award-winning loyalty program BWR®. By offering more rewards and recognition for Elite members and generous promotions for members of all levels, BWR®’s membership has grown to more than 33 million members globally—representing gains of nearly 15% annually, since 2007.

Continuous Innovation: The Company is committed to implementing continuous innovations that continue to position its brands as an industry leader. The Company was named to Fast Company’s coveted list of the Top Ten Most Innovative Companies in 2017 for its innovations in the augmented reality/virtual reality (“AR/VR”) space in connection with Best Western Virtual Reality Experience, a tool that lets potential guests visualize hotel locations’ pools, lobbies, fitness centers, and guest rooms. In addition, the Company has implemented a number of other technological advancements aimed at enhancing the guest journey from the development of an award-winning website and mobile applications to the creation of a leading mobile guest engagement platform. Our website has received the Dynatrace “Best of the Web” award for the last seven consecutive years.

Growth Around the World: In addition to a pipeline of nearly 300 hotels in North America, Best Western brands are also growing across the globe with approximately 200 additional hotels in the pipeline. In particular, the Company opened nine new hotels in Asia in 2017, with locations in Myanmar, Japan, Indonesia, Thailand and the Philippines. These have included two brands that are entirely new to the region: BW Premier Collection and SureStay Plus® Hotel by Best Western. The Company received recognition as the “Best Debut Hotel Chain” at the 2017 India Hospitality Awards, with plans to open six additional hotels in India and three in Bangladesh in 2018.

Competitive Strengths

The Company is a recognized global lodging brand with established scale and a strong presence in the midscale to upper upscale segments, as well as, a new and growing presence in the economy segment. Highlights of our competitive strengths include:

•	Leading global hospitality company. We maintain and enhance well-recognized, established brands, as well as develop and launch a portfolio of new brands designed to meet guests’ needs. We believe overall guest satisfaction is very favorable based on service scores measured through our guest satisfaction surveys (also known as Medallia). Our brand contributes approximately 70% of the total revenue to our North American hotels (total revenue includes Central Reservation System (“CRS”) revenue plus direct-to-property revenue attributable to BWR® members). As of March 1, 2018, 43% of Best Western hotels are outside of North America, which drives global brand awareness.

•	Comprehensive and readily scalable platform. Our fully-developed platform of services and capabilities in sales and marketing, brand management, technology and reservations and other support services create synergy and efficiency and allow us to significantly grow scale.

•	Leading position in broad midscale. The Company has achieved an average RevPAR index of over 109 over the last six years. We have also received many industry awards, including Business Travel News #1 Midprice and #1 Upper Midprice hotels, Top Ranked Guest Loyalty Program from U.S. News & World Report and nine-time Hotel Partner of the Year from AAA Travel. Our Best Western core brand ranked second in Overall Satisfaction and led the category for “breakfast” in the J.D. Power 2017 Guest Satisfaction Study.

•	Supportive hotel franchisee base. The Company enjoys strong support from our long-standing and loyal hotel franchisee group. Approximately 70% of Best Western-branded hotels have been Members for more than ten years and the average tenure for a Member is 19 years. Annually, we survey our Members regarding their satisfaction with the brand and the various services. Historically, Members have given the Company high marks for satisfaction, with an average over the past ten years of approximately 75% of our Members surveyed as satisfied or very satisfied with the brand.

•	Seasoned management team. We have a seasoned and highly regarded management team led by our President and CEO, David Kong. We believe our senior management team is one of the most experienced and accomplished team of executives in the travel industry. In aggregate, the Company’s seven-person senior management team has nearly 170 years of industry experience and almost 70 years with the Company. Through the team’s leadership, the Company has achieved significant successes, including transformative brand programs and expansion of our brand portfolio, growth of the award winning BWR® loyalty program and delivering revenue to our branded hotels, achieving a RevPAR index of over 109 over the last six years.

Emerging Growth Company

The Company is an “emerging growth company,” as defined under the JOBS Act. The JOBS Act is intended, among other things, to ease regulatory burdens on certain companies that are newly public. As an emerging growth company, the Company is eligible for certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can “opt-in” to the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. The Company has elected to “opt-in” to such extended transition period.

We could be an emerging growth company for up to five years after the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which fifth anniversary will occur in 2023. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We will become a large accelerated filer the year after we have an aggregate worldwide market value of the voting and non-voting common equity held by non-affiliates of $700 million or more.

The Conversion Proposal

Conversion Overview

Voting Members will vote on a proposal to convert the Company from an Arizona nonprofit corporation to an Arizona for-profit corporation, pursuant to the Plan of Conversion. Upon the filing of a statement of conversion with the Arizona Corporation Commission on or about December 1, 2018, the Conversion would be effective. All of the rights and obligations belonging to the Company, as a nonprofit corporation, would remain vested in the Company, as a for-profit corporation, following the effectiveness of the Conversion. The Company’s current articles of incorporation and bylaws would each be amended and restated to govern the affairs of the Company as a for-profit corporation. See “The Conversion Proposal—General” for a description of the amendments to the articles of incorporation and bylaws and material governance provisions.

Both the conversion proposal and the membership termination bylaw proposal must be approved or neither the conversion proposal nor the membership termination bylaw proposal will be adopted. The conversion proposal, the membership termination bylaw proposal and the term limit bylaw proposal must be approved or the term limit bylaw proposal will not be adopted.

If both the conversion proposal and the membership termination bylaw proposal are approved, the membership termination bylaw proposal will be adopted with immediate effectiveness. If the conversion proposal, the membership termination bylaw proposal and the term limit bylaw proposal are all approved, the term limit bylaw proposal will be adopted with immediate effectiveness.

The Company will retain the name “Best Western International, Inc.” after the Conversion.

Consideration to the Company

The Company will receive no consideration from the Conversion.

Consideration to our Members

Each Member will receive 27,500 shares of Common Stock on or about December 1, 2018 in exchange for its membership interest held as of November 30, 2018.

Existing Members must have entered into a New Franchise Agreement by August 31, 2018 (subject to extension, with the payment of an extension fee, to no later than October 31, 2018, on a case by case basis at the sole discretion of the Company, unless otherwise extended by the board of directors in its discretion, but in no event later than November 30, 2018) and have a property open and activated on the Best Western reservation system on November 30, 2018; otherwise such existing Member will forfeit its membership interest as of November 30, 2018 and will not receive shares of Common Stock in BW Inc. Our Members who convert to franchisees will be able to cancel the New Franchise Agreement without paying liquidated damages on the first and second anniversaries of the agreement (i.e., November 30, 2019 and 2020). Current applicants for membership must have entered into an existing membership agreement and a New Franchise Agreement by August 31, 2018 (subject to extension, with the payment of an extension fee, to no later than October 31, 2018, on a case by case basis at the sole discretion of the Company, unless otherwise extended by the board of directors in its discretion, but in no event later than November 30, 2018), be conditionally approved for membership by our board of directors and have a property open and activated on the Best Western reservation system by November 30, 2018 to participate in the Conversion and receive Common Stock in BW Inc. The New Franchise Agreements will have an effective date of December 1, 2018. See “Business—New Franchise Agreements” for a comparison of the material terms of the New Franchise Agreements and the existing membership agreements.

The Bylaw Proposals

Voting Members will vote on two different proposals to amend our current bylaws such that (i) our board of directors may terminate immediately prior to the Conversion Date the membership interest of any Member or conditionally-approved applicant who does not enter into a New Franchise Agreement with the Company by the dates described herein and (ii) to remove term limits that would otherwise apply to a certain current member of our board of directors so that such current member of our board of directors may stand for re-election in 2018 for the purpose of continuity in the execution of the Conversion.

Both the conversion proposal and the membership termination bylaw proposal must be approved or neither the conversion proposal nor the membership termination bylaw proposal will be adopted. The conversion proposal, the membership termination bylaw proposal and the term limit bylaw proposal must be approved or the term limit bylaw proposal will not be adopted.

If both the conversion proposal and the membership termination bylaw proposal are approved, the membership termination bylaw proposal will be adopted with immediate effectiveness. If the conversion proposal, the membership termination bylaw proposal and the term limit bylaw proposal are all approved, the term limit bylaw proposal will be adopted with immediate effectiveness.

Procedures for Submitting Votes in Special Ballot Initiative

You may vote on the proposals contemplated by the Special Ballot Initiative by means of secure website to be provided to Members. Please read the ballot instructions included on the secure website carefully before voting on the proposals contemplated by the Special Ballot Initiative. Links to the Company’s current bylaws and articles of incorporation, and the Company’s Rules & Regulations will be available on the secure website.

Pursuant to the Company’s bylaws, the responses of Voting Members representing 10% of the Voting Members as of the Record Date, or                  Voting Members, are needed to meet the quorum requirements for this ballot.

At 2:00 p.m., Phoenix, Arizona time, on Wednesday, June    , 2018, the voting shall close and the voting system data shall be securely and confidentially provided to the Designated Accountant. Please allow yourself sufficient time to review and consider the proposals and to submit your votes before the deadline. Only ballots that have been electronically submitted prior to that date and time shall be counted. You are invited to be present at the certification of the results of the vote. The Designated Accountant, Mukai, Greenlee & Company, P.C., is located at 2600 North Central Avenue, Suite 1820, Phoenix, Arizona 85004.

Please note that the Company’s bylaws detail specific requirements that protect voting anonymity. Member votes are counted by an independent third party that operates an electronic voting system. The counted votes are provided by secure electronic means to an independent Designated Accountant for certification. The counted votes do not indicate how a particular individual voted. The Designated Accountant only provides the total voting results to the Company. The Company is prohibited from knowing how a Member voted and does not have access to that information.

Voting Power; Record Date

Members will be entitled to vote in the Special Ballot Initiative if they were entitled to vote in accordance with the Company’s bylaws, and are thereby Voting Members, at 1:00 p.m., Phoenix, Arizona time, on the day immediately prior to the date of this information statement/prospectus, which is the Record Date. Voting Members will have one vote each. On the Record Date, there were                Voting Members entitled to cast votes in the Special Ballot Initiative. Votes must be submitted by no later than 2:00 p.m., Phoenix, Arizona time, on Wednesday, June     , 2018 to count in the Special Ballot Initiative.

Quorum and Vote of Members

The conversion proposal requires approval by the affirmative vote of at least two-thirds (2/3) of the votes cast or a majority of the voting power, whichever is less, provided that at least thirty-three and one-third percent (33 1/3%) of the voting power vote in favor. Each Voting Member as of the Record Date will have one vote.

Each bylaw proposal requires approval by the affirmative vote of the lesser of two-thirds (2/3) of the votes cast or a majority of the voting power; provided, at least thirty-three and one-third percent (33 1/3%) of the voting power vote in favor. Each Voting Member as of the Record Date will have one vote for each Member that it represents as of the Record Date.

To have a quorum allowing the Special Ballot Initiative to go forward, Voting Members representing 10% of the Company’s Voting Members as of the Record Date, or                  Voting Members, must submit ballots in the Special Ballot Initiative. Proxy voting by Members is expressly prohibited.

Appraisal Rights

Members do not have appraisal rights in connection with the Conversion or either of the bylaw proposals under Arizona law for nonprofit corporations.

Interests of the Company’s Directors and Officers in the Conversion

When considering our board of directors’ recommendation that you vote to approve the Conversion, you should be aware that our Directors and executive officers may have interests in the Conversion that are different from your interests. Each member of our board of directors is also a Member of the Company. Members of our board of directors will participate in the Conversion on the same terms as any other Member of the Company. Our Directors and executive officers serving the Company prior to the Conversion will continue serving the Company following the Conversion and will be entitled to compensation for their service following the Conversion. See “Executive Compensation” and “Director Compensation” for a discussion of the expected compensation that our executive officers and Directors may receive. Our executive officers are not receiving shares in the Conversion.

Recommendation to Members

Our board of directors has determined that the conversion proposal and each of the bylaw proposals are advisable and in the best interest of the Company and its Members and recommends that the Voting Members vote “FOR” the conversion proposal, “FOR” the membership termination bylaw proposal and “FOR” the term limit bylaw proposal. Neither bylaw proposal will become effective unless the conversion proposal is approved; if the conversion proposal and membership termination bylaw proposal are approved, but the term limit bylaw proposal is not approved, the conversion proposal will be adopted and the membership termination bylaw proposal will be immediately effective.

Conditions to the Conversion

Completion of the Conversion is conditioned on approval of the conversion proposal and approval of the membership termination bylaw proposal and other customary closing conditions. Assuming the fulfillment of these conditions, we expect to complete the Conversion on December 1, 2018 or as soon as practicable following such date. If the completion of the Conversion is delayed significantly beyond December 1, 2018, our board of directors would analyze the facts and circumstances at that time in order to determine whether it is necessary or advisable to update the information provided to Voting Members or to seek again Voting Member approval of the Conversion, taking into account all applicable state and federal laws.

Tax Consequences of the Conversion

For a description of the material U.S. federal income tax consequences and material Canadian income tax consequences of the Conversion, please see the information set forth in “Material U.S. Federal Income Tax Consequences” and “Material Canadian Income Tax Consequences,” respectively.

Anticipated Accounting Treatment

The Conversion should not change the accounting for assets and liabilities. The only material impact should be to provide for a new issue of various Series of Common Stock in exchange for existing membership interests. The amount assigned to the new Common Stock will be equal to the amounts of Net Assets as of November 30, 2018. For a discussion of the anticipated accounting treatment, see “Selected Historical and Unaudited Pro Forma Financial Information.”

Regulatory Matters

The Company is required to make filings with and obtain the approval of various state regulatory agencies of the franchise disclosure documents in respect of the New Franchise Agreement. The Company expects to have made such filings and obtained such approvals prior to distribution of this information statement/prospectus to Voting Members for voting on the Special Ballot Initiative.

Risk Factors

In evaluating the proposals to be presented in the Special Ballot Initiative, a Voting Member should carefully read this information statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

RISK FACTORS

Best Western International, Inc. and its subsidiaries are subject to various risks, which could have a negative effect on us and our financial condition. These risks could cause actual operating results to differ from those expressed in certain “forward looking statements” contained in this information statement/prospectus as well as in our other communications. You should carefully consider the risk factors described below, before deciding whether to approve the Conversion.

Risks Related to Our Business

We are subject to the operating risks common in the lodging and franchising industries.

A significant portion of our revenue is derived from fees from our existing Members based on the number of rooms at their Best Western-branded hotels. As such, our business is subject, directly or through our franchisees, to the following risks common in the lodging and franchising industry, among others:

•	changes in the number of hotels and the number of rooms in such hotels operating under franchised brands;

•	changes in the relative mix of franchised hotels in the various lodging industry price categories;

•	changes in occupancy and room rates achieved by hotels;

•	desirability of hotel geographic location;

•	changes in general and local economic and market conditions, which can adversely affect the level of business and leisure travel, and therefore the demand for lodging and related services;

•	the level of customer unemployment;

•	increases in operating costs that may not be able to be offset by increases in room rates, such as labor (including minimum wage increases), energy, food, workers’ compensation, and employee benefits, which may affect the continued operation of some of the hotels of our Members;

•	increases in corporate-level operating costs resulting in lower operating margins;

•	oil prices and travel costs;

•	over-building in one or more sectors of the hotel industry and/or in one or more geographic regions, could lead to excess supply compared to demand, and to decreases in hotel occupancy and/or room rates;

•	the availability and cost of capital to allow hotel franchisees and developers to build new hotels and fund investments;

•	changes in the desirability of particular locations or travel patterns of customers;

•	travelers’ fears of exposure to contagious diseases or insect infestations in hotel rooms;

•	changes in governmental regulations that influence or determine wages, benefits, prices, interest rates or construction and maintenance procedures;

•	changes by governmental agencies and within relevant legal systems of prevailing opinion and interpretation of new or existing rules, regulations and legal doctrine, particularly those limiting the liability of franchisors for employment and general liability claims involving franchisees;

•	security concerns or travel restrictions (whether security-related or otherwise) imposed by governmental authorities that have the effect of discouraging or limiting travel to and from certain jurisdictions;

•	the costs and administrative burdens associated with compliance with applicable laws and regulations, including, among others, franchising, lending, privacy, marketing and sales, licensing, labor, climate change, employment and regulations applicable under the Office of Foreign Asset Control (“OFAC”) and the Foreign Corrupt Practices Act (the “FCPA”);

•	the financial condition of franchisees and travel related companies;

•	franchisor’s ability to develop and maintain positive relations with current and potential franchisees; and

•	changes in exchange rates or economic weakness in the United States (affecting domestic travel) and internationally could also unfavorably impact future results.

These factors, and the reputational repercussions of these factors, can adversely affect, and from time to time have adversely affected, individual franchisees, particular regions or our business as a whole. How we manage any one or more of these factors, or any crisis, could limit or reduce demand for the properties operated under our brand, or the rates charged for rooms or services.

Because we operate in a highly competitive industry, our revenues, profits or market share could be harmed if we are unable to compete effectively, and alternatives to traditional hotels and industry consolidation among our competitors may negatively impact our business.

The lodging industry is subject to intense competition. Properties operating under our brands compete with other major hospitality chains with well-established and recognized reputations. Some competitors to our franchisees may have substantially greater marketing and financial resources than our franchisees, and they may construct new facilities or improve their existing facilities, reduce their prices or expand and improve their marketing programs in ways that adversely affect our franchisees’ ability to compete for guests effectively and their operating results and financial condition. In addition to these competitors, our franchisees also compete against smaller hotel chains and independent and local hotel owners and operators.

Increasingly, our franchisees also face competition from new channels of distribution in the travel industry, such as peer-to-peer inventory sources that allow travelers to book stays on websites that facilitate the short-term rental of homes and apartments from owners, thereby providing an alternative to hotel rooms, such as Airbnb and HomeAway.

Since a significant portion of our revenue is derived from fees based upon number of rooms at Best Western-branded hotels, as well as on room revenues, our prospects for growth are largely dependent upon the ability of our franchisees to compete in the lodging market, our ability to convert competitor franchisees and independent hotels to our brands, and the ability of existing and potential franchisees to obtain financing to construct new hotels. We believe that hotel operators select a franchisor in part based on the franchisor’s reputation among other franchisees and the success of our existing franchisees.

We may not grow our franchise system or we may lose business by failing to compete effectively.

Our success and growth prospects depend on the strength and desirability of our brands. We believe that hotel operators choose lodging franchisors based primarily on the value and quality of each franchisor’s brand and services, the extent to which affiliation with that franchisor may increase the hotel operator’s reservations and profits, and the franchise fees charged. Demographic, economic or other changes in markets may adversely affect the desirability of our brands and, correspondingly, the number of hotels franchised under our brands.

We compete with other lodging companies for franchisees. As a result, the terms of franchise agreements we enter into in the future may not be as favorable as our current franchise agreements. For example, competition may require us to reduce or change fee structures, make greater use of financial incentives such as “key money,”

discounted fees, loans and guarantees to acquire franchisees and/or reduce the level of property improvements required before operating under our brand names. This could potentially impact our margins negatively. New competition may also emerge using different business models with a lesser reliance on franchise fees. In addition, an excess supply of hotel rooms or unfavorable borrowing conditions may discourage potential franchisees from expanding or constructing new hotels, thereby limiting a source of growth of the franchise fees received by us.

The growing use of social and digital media by consumers, us, our franchisees and third parties increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media could seriously damage our brands, and reputation and brand loyalty, regardless of the information’s accuracy. The harm may be immediate without affording us an opportunity for redress or correction. Brand recognition and loyalty can also be impacted by the effectiveness of our advertising campaigns, marketing programs and sponsorships, as well as our and our franchisees’ use of social media. If we do not maintain the favorable perception of our brands, our results could be negatively impacted.

The hospitality industry is cyclical and a worsening of global economic conditions or low levels of economic growth could adversely affect our revenues and profitability as well as cause a decline in or limitation of our future growth.

Consumer demand for our products and services is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Declines in consumer demand due to adverse general economic conditions, risks affecting or reducing travel patterns, lower consumer confidence and high unemployment or adverse political conditions can lower the amount of franchise fee revenues we are able to generate from our franchised properties. As a result, changes in consumer demand and general business cycles could adversely affect our revenues, earnings and results of operations.

In addition, the expenses of franchisees are relatively fixed. These costs include personnel costs, interest, rent, property taxes, insurance and utilities, all of which may increase at a greater rate than revenues of our franchisees and our franchisees may not be able to reduce such expenses at the same rate as declining revenues. When our franchisees’ cost-cutting efforts are insufficient to offset any declines in revenues as a result economic contraction, slow economic growth or changes in travel patterns, they could experience a material decline in margins and reduced or negative cash flows.

These factors, among others, could adversely affect the operating results and financial condition of our franchisees and result in declines in the number of franchised properties and/or franchise fees and other revenues derived from our franchising business. In addition, these negative operating conditions could result in the financial failure of our owners and result in a termination of the franchisee for non-payment of franchise fees or require the transfer of ownership of the franchise. In those instances where ownership is transferred, there can be no assurance that the new owners will choose to affiliate with our brands.

Increasing use by consumers of alternative internet reservation channels may decrease loyalty to our brands and our existing distribution channels, and may influence our distribution strategies, in ways that may adversely affect us.

A significant, and increasing, percentage of hotel rooms are booked through internet travel intermediaries. If these intermediaries are successful in continuing to increase their share of bookings, or are otherwise successful in executing strategies to strengthen their commercial and contractual ties to our hotels and hotel guests, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contractual and operational concessions from our franchisees or us.

Moreover, some of these internet travel intermediaries hope that consumers will eventually develop brand loyalties to their reservations systems rather than to our lodging brands and our existing distribution channels. As the internet travel intermediary industry continues to consolidate, and/or if well-known or well-financed companies decide to enter the internet travel intermediary space, the resources that the internet travel intermediaries have available and may be willing to apply toward their own marketing and customer loyalty could significantly exceed the resources that we are able to apply for the same purposes. In addition, some competitors to our franchisees may have substantially greater marketing and financial resources than our franchisees, which may result in these competitors obtaining more favorable pricing terms from internet reservation channels. As a result, our franchisees’ ability to compete for guests effectively and their operating results and financial condition could be adversely affected.

The increasing use of alternative internet reservation channels influences the way in which we utilize and market the benefits of our existing distribution channel. For example, we have introduced closed-user group pricing to encourage bookings directly through our distribution system. However, there can be no assurance that current margins or levels of utilization associated with these or other strategies will succeed in increasing the booking percentages to our direct channels at the expense of channels controlled by travel intermediaries. In addition, our implementation of programs such as closed-user group pricing may cause travel intermediaries to respond by diverting business away from our hotels, by removing or marginalizing our hotels in search results on their platforms.

Finally, there can be no assurance that we will be able to maintain stable commercial or contractual relationships with every significant internet travel intermediary, and any resulting instability may have a significant adverse impact on our business, if for example, our brands are not available through one or more of such intermediaries. Relatedly, we may not be able to negotiate mutually acceptable agreements, or renegotiate extensions of agreements with existing internet travel intermediaries upon their expiration, and any such renegotiated or extended agreement may not be entered into on terms as favorable as the provisions that existed before such expiration, replacement or renegotiation.

Deterioration in the general financial condition of our franchisees may adversely affect our results.

Our operating results are impacted by the ability of our franchisees to generate revenues at their properties. An extended period of occupancy or room rate declines may adversely affect the operating results and financial condition of our franchisees. These negative operating conditions could result in the financial failure of our owners and result in a termination of the franchisee for non-payment of franchise fees or require the transfer of ownership of the franchise. In those instances when ownership of the hotel is transferred, there can be no assurance that the new owners will choose to affiliate with our brand.

The hotel industry is highly competitive. Competition for hotel guests is based primarily on the level of service, quality of accommodations, convenience of locations and room rates. Our franchisees compete for guests with other hotel properties in their geographic markets. Some of their competitors may have substantially greater marketing and financial resources than our franchisees, and they may construct new facilities or improve their existing facilities, reduce their prices or expand and improve their marketing programs in ways that adversely affect our franchisees’ operating results and financial condition. In addition, the ability of our franchisees to compete for guests directly impacts the desirability of our brands to current and prospective franchisees.

Actions by our franchisees could adversely affect our image and reputation.

Under the terms of their agreements with us, our franchisees interact directly with customers and other third parties under our brand and trade names. Our franchisees are contractually obligated to operate their hotels in accordance with the operations and standards set forth in our agreements with them. However, franchisees are independent third parties whom we do not control. The franchisees own, operate, and oversee the daily operations of their hotels and have sole control over all employee and other workforce decisions. As a result, the ultimate success and quality of any franchised hotel rests with the franchisee. If these franchisees fail to maintain or act in accordance with applicable brand standards, experience operational problems, including any data breach involving customer information, or project a brand image inconsistent with ours, our image and reputation could suffer. Although our franchise agreements provide us with recourse and remedies in the event of a breach by the franchisee, including termination of the agreements under certain circumstances, pursuing any such recourse, remedy, or termination could be expensive and time consuming. In addition, there can be no assurance that a court would ultimately enforce our contractual termination rights in every instance.

Although we believe we generally enjoy a positive working relationship with our franchisees, active and/or potential disputes with franchisees could damage our brand reputation and/or our relationships with the broader franchisee group.

We and our franchisees are reliant upon technology and the disruption or malfunction in our information systems could adversely affect our business.

The lodging industry depends upon the use of sophisticated technology and systems to process, transmit and store electronic information, including those utilized for reservations, property management, procurement, hotel revenue management, operation of our customer loyalty programs and our administrative systems. Consequently, disruptions or malfunctions in technology can impact our revenue as well as our ability to retain existing franchisees and attract new franchisees to our system. The operation of many of these systems is dependent upon third party data communication networks and software upgrades, maintenance and support. Furthermore, a significant portion of the communications between, and storage of personal data of, our personnel, customers, and suppliers depends on information technology. Our information technology systems, and the systems of the parties we communicate and collaborate with, may be vulnerable to a variety of interruptions, as a result of updating our enterprise platform or due to events beyond our or their control, including, but not limited to, network or hardware failures, malicious or disruptive software, unintentional or malicious actions of employees or contractors, cyberattacks by common hackers, criminal groups or nation-state organizations or social-activist (hacktivist) organizations, geopolitical events, natural disasters, failures or impairments of telecommunications networks, or other catastrophic events. Accordingly, an extended interruption in the ability of any system to function could significantly curtail, directly and indirectly, our ability to conduct our business and generate revenue.

Our information technology systems can be expected to require refinements and there is the risk that advanced new technologies will be introduced. There can be no assurance that as various systems and technologies become outdated or new technology is required we will be able to replace or introduce them as quickly as our competitors or within budgeted costs for such technology.

There can be no assurance that we will achieve the benefits that may have been anticipated from any new technology or system. Further, there can be no assurance that disruptions of the operation of these systems will not occur as a result of failures related to our internal or third party systems and support.

We are subject to risks related to cybersecurity.

Cyber threats are constantly evolving and this increases the difficulty of detecting and successfully defending against them. These events could compromise our confidential information, impede or interrupt our business operations, and may result in other negative consequences, including remediation costs, loss of revenue, litigation and reputational damage. We expect to continue to be subject to, cybersecurity threats and incidents, none of which have been material to us to date. While we have implemented administrative and technical controls and taken other preventive actions to reduce the risk of cyber incidents and protect our information technology, they may be insufficient to prevent physical and electronic break-ins, cyber-attacks or other security breaches to our computer systems.

In addition, we or our vendors could experience cyber-attacks, privacy breaches, data breaches or other incidents that result in unauthorized disclosure of customer, employee or Company information. If we suffer a loss as a result of a breach or other breakdown in our technology, including such cyber-attack, privacy breaches, data breaches or other incident involving one of our vendors, that result in unauthorized disclosure or significant unavailability of business, financial, personal or stakeholder information, we may suffer reputational, competitive and/or business harm and may be exposed to legal liability, which may adversely affect our results of operations and/or financial condition. The misuse, leakage or falsification of information could result in violations of data privacy laws, we may become subject to legal action and increased regulatory oversight. We could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and information systems. In addition, if our suppliers or customers experience such a breach or unauthorized disclosure or system failure, their businesses could be disrupted or otherwise negatively affected, which may result in a disruption in our supply chain or reduced customer orders, which could adversely affect our business operations.

We seek to minimize the impact of these attacks through various technologies, processes and practices designed to help protect our networks, systems, computers and data from attack, damage or unauthorized access. However, there are no guarantees that our cyber-security practices will be sufficient to thwart all attacks. While we carry cyber breach, property and business operation interruption insurance, we may not be sufficiently compensated for all losses we may incur. These losses include not only a loss of revenues but also potential reputational damage to our brand and litigation, fines or regulatory action against us. Furthermore, we may also incur substantial remediation costs to repair system damage as well as satisfy liabilities for stolen assets or information that may further reduce our profits.

Failure to maintain the integrity of internal or customer data could result in faulty business decisions, damage of reputation and/or subject us to costs, fines or lawsuits.

Our business requires the collection and retention of large volumes of internal and customer data, including credit card numbers and other personally identifiable information of our employees and customers as such information is entered into, processed, summarized, and reported by the various information systems we use. The integrity and protection of that customer, employee, and company data is critical to us. Our customers have a high expectation that we will adequately protect their personal information, and the regulatory environment surrounding information security and privacy is increasingly demanding, both in the United States and in the international jurisdictions in which we operate. If we fail to maintain compliance with the various U.S. and international laws and regulations applicable to the protection of such data or with the Payment Card Industry (“PCI”) data security standards, our ability to process such data could be adversely impacted and expose us to fines, litigation or other expenses or sanctions.

Damage to, or losses involving, properties that we franchise may not be covered by insurance.

We require our franchisees to maintain comprehensive property, general liability, covered automobile and cyber liability insurance policies with coverage features and insured limits that we believe are customary. Market forces may nonetheless limit the scope of the insurance coverage our franchisees can obtain or their ability to obtain coverage at reasonable rates. Certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, or terrorist acts, or liabilities that result from breaches in the security of our information systems, may be uninsurable or too expensive to justify obtaining insurance above the required coverage amounts. As a result, our franchisees may not be successful in obtaining insurance without increases in cost or decreases in coverage levels. In addition, in the event of a substantial loss, the insurance coverage our franchisees carry may not be sufficient to pay the full market value or replacement cost of any lost investment or in some cases could result in certain losses being totally uninsured.

We may not achieve our objectives for growth in the number of branded hotels.

The number of properties and rooms franchised under our brands significantly affects our results. There can be no assurance that we will be successful in achieving our objectives with respect to growing the number of franchised hotels in our system or that we will be able to attract qualified franchisees. The growth in the number of franchised hotels is subject to numerous risks, many of which are beyond the control of our franchisees or us. Among other risks, the following factors affect our ability to achieve growth in the number of franchised hotels:

•	the ability of our franchisees to open and operate additional hotels profitably. Factors affecting the opening of new hotels, or the conversion of existing hotels to a Best Western-branded hotel, include, among others:

•	the availability of hotel management, staff and other personnel;

•	the cost and availability of suitable hotel locations;

•	the availability and cost of capital to allow hotel owners and developers to fund investments;

•	cost effective and timely construction of hotels (which construction can be delayed due to, among other reasons, availability of financing, labor and materials availability, labor disputes, local zoning and licensing matters, and weather conditions); and

•	securing required governmental permits;

•	our ability to continue to enhance our reservation, operational and service delivery systems to support additional franchisees in a timely, cost-effective manner;

•	our formal impact policy, which may offer certain franchisees protection from the opening of a same-brand property within a specified distance;

•	the effectiveness and efficiency of our development organization;

•	an inability to introduce new brands that gain market acceptance;

•	our dependence on our independent franchisees’ skills and access to financial resources necessary to open the desired number of hotels; and

•	our ability to attract and retain qualified domestic and international branded hotels.

We are subject to risks relating to the acquisition of new brands or lines of business.

From time-to-time, we may consider acquisitions of new brands that complement our current portfolio of brands. In such event, we will be competing for these opportunities with third parties who may have substantially greater financial resources or different or lower acceptable return requirements than we do. There can be no assurance that we will be able to identify acquisition candidates, acceptable new markets or complete transactions on commercially reasonable terms or at all. If transactions are consummated or new markets entered, there can be no assurance that any anticipated benefits will actually be realized. Similarly, there can be no assurance that we will be able to obtain additional financing for acquisitions or investments, or that the ability to obtain such financing will not be restricted by the terms of any then existing debt agreements. Furthermore, if events or changes in circumstances indicate that the carrying value of the acquisition costs are not recoverable, we may be required to record a significant non-cash impairment charge in our financial statements, which may negatively impact our results of operations and shareholders’ equity.

New brands may not be accepted by franchisees and consumers.

We may develop and launch additional brands in the future. There can be no assurance regarding the level of acceptance of new brands in the development and consumer marketplaces, that costs incurred to develop the brands will be recovered or that the anticipated benefits from these new brands will be realized.

Our international operations are subject to political and monetary risks.

We have franchised properties open and operating in more than 100 countries and territories outside of the United States. We also have, and may in the future make, investments in foreign hotel franchisors. As a result, we are exposed to the challenges and risks of doing business outside the United States, many of which are outside of our control, and which could reduce our revenues or profits, increase our costs, result in significant liabilities or sanctions, otherwise disrupt our business, or damage our reputation. These challenges include: (1) compliance with complex and changing laws, regulations and government policies that may impact our operations, import and export controls, and trade restrictions; (2) compliance with U.S. and foreign laws that affect the activities of companies abroad, such as competition laws, currency regulations, and other laws affecting dealings with certain nations; (3) limitations on our ability to repatriate non-U.S. earnings in a tax effective manner, or in some cases at all due to foreign exchange restrictions; (4) the difficulties involved in managing an organization doing business in many different countries; (5) uncertainties as to the enforceability of contract and intellectual property rights under local laws; (6) rapid changes in government policy and the threat of international boycotts or U.S. anti-boycott legislation; (7) the risk of war or civil unrest, political instability; and (8) currency exchange rate fluctuations, which may impact the results and cash flows of our international operations. In certain countries, these risks also include the risk of war or civil unrest, political instability, expropriation and nationalization.

Because we conduct our business on a global platform, changes in global and regional economies impact our activities. Decreases in travel resulting from weak economic conditions and the heightened travel security measures from the threat of further terrorism could affect our operating results and financial condition. Our future performance could be similarly affected by the economic environment in each of our operating regions, the resulting unknown pace of business travel, and any future incidents or changes in those regions.

Additional factors may also impact our international operations. The laws of some international jurisdictions do not adequately protect our intellectual property and restrict the repatriation of non-U.S. earnings. Various international jurisdictions also have laws limiting the right and ability of non-U.S. entities to pay dividends and remit earnings to affiliated companies unless specified conditions have been met. In addition, revenues from international jurisdictions typically are earned in local currencies, which subjects us to risks associated with currency fluctuations. Currency devaluations and unfavorable changes in international monetary and tax policies could have a material adverse effect on our profitability and financing plans, as could other changes in the international regulatory climate. Our future performance could be adversely affected by weak economic conditions in any region where we operate, and uncertainty regarding the pace of economic growth in different regions of the world makes it difficult to predict future profitability levels. We intend to continue to expand internationally, which would make the risks related to our international operations more significant over time.

Any failure by our international operations to comply with anti-corruption laws or trade sanctions could increase our costs, reduce our profits, limit our growth, harm our reputation, or subject us to broader liability.

We are subject to restrictions imposed by the FCPA and anti-corruption laws and regulations of other countries applicable to our operations, such as the UK Bribery Act 2010 (the “UK Bribery Act”). Anti-corruption laws and regulations generally prohibit companies and their intermediaries from making improper payments to government officials or other persons in order to receive or retain business. These laws also require us to maintain adequate internal controls and accurate books and records. We franchise properties in countries outside of the United States, including in many parts of the world where corruption is common, and our compliance with anti-corruption laws may potentially conflict with local customs and practices. The compliance programs, internal controls and policies we maintain and enforce to promote compliance with applicable anti-bribery and anti-corruption laws may not prevent our associates, contractors or agents from acting in ways prohibited by these laws and regulations. We are also subject to trade sanctions administered by OFAC and the U.S. Department of Commerce. Our compliance programs and internal controls also may not prevent conduct that is prohibited under these rules. The United States may impose additional sanctions at any time against any country in which or with whom we do business. Depending on the nature of the sanctions imposed, our operations in the relevant country could be restricted or otherwise adversely affected. Any violations of anti-corruption laws and regulations or trade sanctions could result in significant civil and criminal penalties, reduce our profits, disrupt or have a material adverse effect on our business, damage our reputation, or result in lawsuits being brought against us or our officers or Directors. In addition, the operation of these laws or an imposition of further restrictions in these areas could increase our cost of operations, reduce our profits or cause us to forgo development opportunities, or cease operations in certain countries, that would otherwise support growth.

We may have disputes with our hotel franchisees or their representative franchisee associations.

Our responsibilities under our franchise agreements may be subject to interpretation and may give rise to disagreements in some instances. Such disagreements may be more likely when hotel returns are depressed as a result of economic conditions. We seek to resolve any disagreements in order to develop and maintain positive relations with current and potential hotel franchisees as well as their representative franchisee associations. However, failure to resolve such disagreements could result in litigation with outcomes that may be adverse to our economic interests.

Under certain circumstances, our franchisees may terminate our franchise contracts.

In connection with the Plan of Conversion, we will franchise hotels to independent third parties pursuant to franchise agreements. These agreements may be terminated, renegotiated or expire but generally will have an initial term of 12 years. The agreements with our existing Members will permit termination by the owner at the first and second anniversaries of the New Franchise Agreements without any payment of liquidated damages. Otherwise, while our franchise agreements provide for liquidated damages to be paid to us by franchisees whose agreements have been terminated as the result of a violation of the provisions of the agreement or in the event of certain early terminations, these damage amounts are typically less than the fees we would have received if the terminated franchisee fulfilled its contractual obligations. In addition, there can be no assurance that we will be able to replace expired or terminated franchise agreements, or that the provisions of renegotiated or new agreements will be as favorable as the provisions that existed before such expiration, replacement or renegotiation. As a result, our revenues could be negatively impacted.

Our franchisees may fail to make investments necessary to maintain or improve their properties, preference for our brands and our reputation could suffer and our franchise agreements with these franchisees could terminate.

Our franchised properties are governed by the terms of franchise agreements. Substantially all of these agreements require property owners to comply with standards that are essential to maintaining our brand integrity and reputation. We depend on our franchisees to comply with these requirements by maintaining and improving properties through investments, including investments in furniture, fixtures, amenities and personnel.

Franchisees may be unable to access capital or unwilling to spend available capital when necessary, even if required by the terms of our franchise agreements. If our franchisees fail to make investments necessary to maintain or improve their properties, our brand preference and reputation could suffer. In addition, if franchisees breach the terms of our agreements with them, we may elect to exercise our termination rights, which would eliminate the revenues we earn from these properties and cause us to incur expenses related to terminating these relationships. These risks become more pronounced during economic downturns.

We are dependent upon our ability to attract and retain key officers and other highly qualified personnel.

Our future success and our ability to manage future growth depend in large part upon the efforts and skills of our senior management and our ability to attract and retain key officers and other highly qualified personnel. Competition for such personnel is intense. There can be no assurance that we will continue to be successful in attracting and retaining qualified personnel. Accordingly, there can be no assurance that the Company will be able to successfully execute and implement our growth and operating strategies.

We are subject to certain risks related to any future indebtedness.

We cannot assure you that our business will generate sufficient cash flow from operations to enable us to pay indebtedness we may incur in the future or to fund our other liquidity needs. Prior to the Conversion, we have not incurred substantial amounts of indebtedness, but we are not restricted in the amount of indebtedness we may incur. If we fail to generate sufficient cash flow from future operations to meet any such future debt service obligations, we may need to refinance all or a portion of such debt on or before maturity. We cannot assure you that we will be able to refinance any of debt we may incur in the future on attractive terms, commercially reasonable terms or at all. Our future operating performance and our ability to service, extend or refinance any indebtedness will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. Our future borrowings could have important adverse consequences to us, such as:

•	limiting our ability to obtain additional financing;

•	requiring a substantial portion of our cash flow to be used for principal and interest payments on the debt, thereby reducing our ability to use cash flow to fund working capital, capital expenditures, pay dividends and/or repurchase our Common Stock;

•	limiting our ability to respond to changing business, industry and economic conditions and to withstand competitive pressures, which may affect our financial condition;

•	causing us to incur higher interest expense in the event of increases in interest rates on our borrowings that have variable interest rates or in the event of refinancing existing debt at higher interest rates;

•	limiting our ability to make investments or acquisitions;

•	increasing our vulnerability to downturns in our business, our industry or the general economy and restricting us from making improvements or acquisitions or exploring business opportunities;

•	placing us at a competitive disadvantage to competitors with less debt or greater resources; and

•	subjecting us to financial and other restrictive covenants in our indebtedness the non-compliance with which could result in an event of default.

A portion of our future borrowings may be at variable rates of interest, and to the extent not protected with interest rate hedges, could expose us to market risk from adverse changes in interest rates. Unless we enter into interest rate hedges, if interest rates increase, our future debt service obligations on the variable-rate indebtedness could increase significantly even though the amount borrowed would remain the same.

Government franchise and tax regulation could impact our business.

The Federal Trade Commission (the “FTC”), various states and provinces, and certain foreign jurisdictions where we market franchises regulate the sale of franchises. The FTC requires franchisors to make extensive disclosure to prospective franchisees but does not require registration. A number of states in which our franchisees operate require registration and disclosure in connection with franchise offers and sales. In addition, several states in which our franchisees operate have “franchise relationship laws” that limit the ability of the franchisor to terminate franchise agreements or to withhold consent to the renewal or transfer of these agreements. While our business has not been materially affected by such regulation, there can be no assurance that this will continue or that future regulation or legislation will not have such an effect.

In addition, on December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code, including but not limited to, reducing the corporate tax rate from 35% to 21%, requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries that may be electively paid over eight years, accelerating first year expensing of certain capital expenditures and modifying or repealing many deductions and credits. The impact of many provisions of the Tax Act lack clarity and is subject to interpretation until additional Internal Revenue Service guidance is issued. The ultimate impact of the act may differ from the Company’s estimates due to changes in the interpretations and assumptions made as well as any forthcoming regulatory guidance.

The determination of our worldwide provision for income taxes and other tax liabilities requires estimation and significant judgment and there are many transactions and calculations where the ultimate tax determination is uncertain. Like many other multinational corporations, we are subject to tax in multiple U.S. and foreign tax jurisdictions and have structured our operations to reduce our effective tax rate. Our determination of our tax liability is always subject to audit and review by applicable domestic and foreign tax authorities. Any adverse outcome of any such audit or review could have a negative effect on our business, operating results and financial condition, and the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We are subject to certain risks related to litigation filed by or against us.

We cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of litigation filed by or against us, including, remedies or damage awards. This litigation may involve, but is not limited to, actions or negligence by franchisees outside of our control. Our franchise agreements provide that we are not liable for the actions of our franchisees; however, there is no guarantee that we would be insulated from liability in all cases. Moreover, we may be involved in matters such as class actions, administrative proceedings, employment and personal injury claims, and litigation with or involving our relationship with franchisees and the legal distinction between our franchisees and us for employment law or general liability purposes, for which the cost and other effects of defense, settlements or judgments may require us to make disclosures or take other actions that may affect perceptions of our brand and products and adversely affect our business results.

Failure to protect our trademarks and other intellectual property could impact our business.

We believe that our trademarks and other intellectual property are fundamental to our brands and our franchising business. We generate, maintain, license and enforce a substantial portfolio of trademarks and other intellectual property rights. We enforce our intellectual property rights to protect the value of our trademarks, our development activities, to protect our good name, to promote our brand name recognition, to enhance our competitiveness and to otherwise support our business goals and objectives. We rely on trademark laws to protect our proprietary rights. Monitoring the unauthorized use of our intellectual property is difficult. Litigation has been and may continue to be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type could result in substantial costs and diversion of resources, may result in counterclaims or other claims against us and could significantly harm our results of operations. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. From time to time, we apply to have certain trademarks registered. There is no guarantee that such trademark registrations will be granted. We cannot assure you that all of the steps we have taken to protect our trademarks in the United States, Canada and other countries will be adequate to prevent imitation of our trademarks by others. The unauthorized reproduction of our trademarks could diminish the value of our brand and its market acceptance, competitive advantages or goodwill, which could adversely affect our business.

Changes in privacy laws could adversely affect our ability to transfer guest data and market our products effectively and could impact our results from operations or result in costs and fines.

Our business operations are subject to various U.S. and international privacy and data protection laws. Any future changes or restrictions in United States or international privacy and data protection laws could adversely affect our operations, including our ability to transfer guest data, which could adversely impact guest bookings. Compliance with such future changes or restrictions could result in significant costs. Failure to comply could expose us to fines, litigation, or other expenses or sanctions.

We also rely on a variety of direct marketing techniques, including telemarketing, email, marketing and postal mailings. Any future restrictions in laws such as Telemarketing Sales Rule, CANSPAM Act, and various U.S. state and Canadian provincial laws, or new federal laws regarding marketing and solicitation or international data protection laws that govern these activities could adversely affect the continuing effectiveness of telemarketing, email and postal mailing techniques and could force changes in our marketing strategies. If this occurs, we may not be able to develop adequate alternative marketing strategies, which could impact the amount and timing of our revenues. We also obtain access to potential customers from travel service providers and other companies with whom we have substantial relationships and market to some individuals on these lists directly or by including our marketing message in the other company’s marketing materials. If access to these lists was prohibited or otherwise restricted, our ability to develop new customers and introduce them to our products could be impaired.

We depend on the skill, ability and decisions of third party operators.

We utilize third party operators to provide significant franchise services, such as inspecting our franchisees. In addition, we rely on third party providers to provide market and competitor information that is utilized in our strategic decision making process. The failure of any third-party operator or provider to make decisions, perform their services, discharge their obligations, deal with regulatory agencies, provide accurate information and comply with laws, rules and regulations could result in material adverse consequences to our business.

We are subject to risks relating to events such as acts of God, terrorist activity, epidemics and war.

Our financial and operating performance may be adversely affected by sudden or unexpected events such as acts of God, including natural disasters and/or pandemics, epidemics, the spread of contagious diseases, terrorist activities, political instability, civil unrest and acts of war affecting locations where we have a high concentration of franchisees and areas of the world from which our franchisees draw a large number of guests.

Risks Related to the Conversion and Ownership of our Common Stock

The impact of the Conversion on our business is difficult to predict; it could disrupt existing relationships and harm our financial results.

Since 1957 we have operated as an Arizona nonprofit corporation. The business considerations and decisions made by us during this period may differ from those of a for-profit, publicly held corporation.

In addition, we have started a transition of our fee structure to a market-based franchise fee structure for new Members. We compete with other lodging companies for franchisees. Our transition to a franchise model and market-based franchise fee structure for new franchisees may impair brand differentiation and the desirability and strength of our brand and, correspondingly, the number of hotels franchised under our brands going forward.

We cannot be certain that we will manage this transition successfully, and any problems that arise are likely to increase our costs and decrease our profits. As a public company, we will be subject to time-consuming and costly requirements of periodic reporting, corporate governance and accounting that will increase our costs and present new management challenges. Since our relationships with franchisees, suppliers and employees have been within a membership association context, there can be no assurance that the Conversion will not disrupt one or more of these relationships and harm our financial results.

Shares of our Common Stock are subject to restrictions on transfer, which may prevent their holders from realizing gains during certain time periods.

Under our Amended and Restated Articles of Incorporation that will be in effect after the Conversion, shares of our Common Stock may not be sold or transferred, except in limited circumstances. For a description of these transfer restrictions, and the circumstances in which they may be removed, see “Description of Capital Stock Following the Conversion—Share Transfer and Redemption.”

During the duration of these transfer restrictions on their shares of our Common Stock, our shareholders will be precluded from realizing any gains from the increase in the fair market value of these shares. In addition, these transfer restrictions may directly reduce the fair market value of our shares.

Shares of our Common Stock issued pursuant to the Plan of Conversion are subject to redemption by the Company in certain circumstances.

Under our Amended and Restated Articles of Incorporation that will be in effect after the Conversion, we are entitled to redeem shares of our Common Stock from shareholders within the three-year period following the effectiveness of the Conversion (unless there has been an earlier IPO) if (a) the Best Western-branded hotel with respect to which such shares of Common Stock were issued ceases for any reason to be operated as a Best Western-branded hotel, or (b) the owner of a Best Western-branded hotel with respect to which such shares of Common Stock were issued has given notice to us, or we have given notice to such owner, that such property will cease to be operated as a Best Western-branded hotel. For a description of our redemption rights and the terms of any such redemption, see “Description of Capital Stock Following the Conversion—Share Transfer and Redemption.”

No market for our Common Stock currently exists, and we do not intend to list the Common Stock on any stock exchange in connection with the Conversion.

Our shares of Common Stock are a new issue of securities for which there is no established public market. We do not intend to list the Common Stock on any stock exchange. Because of the restrictions on transferability with respect our Common Stock in our Amended and Restated Articles of Incorporation, an active market for the shares of our Common Stock is not expected to develop or, if developed, may not continue.

The value of our Common Stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	success or failure of our business strategies, including our transition to a publicly-held, for-profit company;

•	our quarterly or annual earnings or those of other companies in our industry;

•	our ability to obtain financing as needed;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the operating and stock price performance of other comparable companies;

•	investor perception of us and our industry;

•	overall market fluctuations;

•	results from any material litigation or government investigation;

•	changes in laws and regulations (including tax laws and regulations) affecting our business;

•	changes in capital gains taxes affecting shareholders; and

•	general economic conditions and other external factors.

If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of Common Stock at a price that is attractive to you, or at all, after the transfer restrictions on your shares of Common Stock have been lifted. The lack of an active market may also reduce the fair market value of our shares.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to establish and maintain effective internal controls over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner.

Upon completion of the registration of our Common Stock pursuant to this information statement/prospectus we will become a public reporting company subject to the rules and regulations established from time to time by the SEC.

These rules and regulations will require that, among other things, we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

In addition, as a public company we will be required to document and test our internal control over financial reporting pursuant to Section 404 of Sarbanes-Oxley so that our management can certify as to the effectiveness of our internal control over financial reporting by the time our second annual report is filed with the SEC and thereafter, which will require us to document and make significant changes to our internal control over financial reporting. Likewise, our independent registered public accounting firm will be engaged to provide an attestation report on the effectiveness of our internal control over financial reporting at such time as we cease to be an “emerging growth company,” as defined in the JOBS Act.

In the event our senior management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on management’s assessment and effectiveness of our internal control over financial reporting, when required, or if material weaknesses in our internal control over financial reporting are identified, we could be subject to regulatory scrutiny, a loss of public and investor confidence, and to litigation from investors and shareholders, which could have a material adverse effect on our business. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could adversely affect our results of operations and financial condition. Additionally, to comply with the requirements of being a public company, we may need to undertake various costly and time-consuming actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit personnel, which may adversely affect our business, financial condition and results of operations.

We are an “emerging growth company” and may elect to comply with reduced public company reporting requirements, which could make our Common Stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, the Company is eligible for certain exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years after the first sale of our Common Stock pursuant to an effective registration statement under the Securities Act, which fifth anniversary will occur in 2023. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have made certain elections with regard to the reduced disclosure obligations regarding executive compensation in this information statement/prospectus and may elect to avail ourselves of other reduced disclosure obligations in future filings. As a result, the information that we provide to holders of our Common Stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our Common Stock less attractive as a result of our reliance on these exemptions. If some investors find our Common Stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our Common Stock and the market price for our Common Stock may be more volatile.

Under the JOBS Act, emerging growth companies may also elect to delay adoption of new or revised accounting standards until such time as those standards apply to private companies. We have elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis.

Anti-takeover provisions in our charter documents and Arizona law might discourage or delay acquisition attempts for us that you might consider favorable.

Our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws will contain provisions that may make the acquisition of the Company more difficult without the approval of our board of directors. These provisions:

•	place restrictions on the transferability of our Common Stock;

•	provide that our board of directors is expressly authorized to make, alter or repeal our Amended and Restated Bylaws;

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings;

•	establish a classified board of directors, as a result of which our board of directors will be divided into two classes, with each class serving for staggered two-year terms, which prevents shareholders from electing an entirely new board of directors at an annual meeting;

•	establish seven separate Series of our Common Stock, each of which is entitled to elect one Director to our board of directors;

•	require the approval of holders of at least a majority of the voting power of the outstanding shares of our voting common stock entitled to vote generally to amend our Amended and Restated Articles of Incorporation and for shareholders to amend our Amended and Restated Bylaws; and

•	place restrictions on certain business combinations with interested shareholders.

These anti-takeover provisions and other provisions under Arizona law could discourage, delay or prevent a transaction involving a change in control of the Company, even if doing so would benefit our shareholders. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect Directors of your choosing and to cause us to take other corporate actions you desire. For a further discussion of these and other such anti-takeover provisions, see “Description of Capital Stock Following the Conversion—Anti-Takeover Provisions.”

Our Amended and Restated Articles of Incorporation upon completion of the Conversion will designate a federal district court located in Maricopa County, Arizona as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our Directors, officers or employees.

Our Amended and Restated Articles of Incorporation upon completion of the Conversion will provide that, unless we consent in writing to selection of an alternate forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our Directors, officers or other employees to us or our shareholders, (iii) any action asserting a claim against us arising pursuant to any provision of Arizona Corporation Law, our Amended and Restated Articles of

Incorporation or our Amended and Restated Bylaws or (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine, in each case shall be the federal district court located in Maricopa County, Arizona, unless the claims are not subject to the federal district court’s jurisdiction, in which event such claims must be brought in a state court located in Maricopa County, Arizona. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our Amended and Restated Articles of Incorporation described above. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our Directors, officers or other employees, which may discourage such lawsuits against us and our Directors, officers and employees. Alternatively, if a court were to find these provisions of our Amended and Restated Articles of Incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Shareholders’ ownership in us may be diluted in the future.

Shareholders’ ownership in us may be diluted in the future if we issue equity as all or part of the consideration paid for acquisitions and strategic investments that we may make in the future or as necessary to finance our ongoing operations. Our Amended and Restated Articles of Incorporation will provide that the Company is authorized to issue 100.0 million shares of Common Stock, and we will issue at least 55.0 million shares of Common Stock to our Members in the Conversion. As a result, the Company may issue up to 45.0 million shares of Common Stock under the Amended and Restated Articles of Incorporation following the Conversion.

Future changes in financial accounting standards or practices and recent, and possible future, changes to existing tax laws may adversely affect the Company’s reported results of operations after the Conversion.

Financial accounting standards in the United States are constantly under review and may be changed from time to time. While we have made certain elections as an emerging growth company with regard to extended transition periods for complying with new or revised accounting standards, we will be required to adopt such new or revised accounting standards when they become generally applicable to private companies. Once implemented, these changes could materially affect our financial condition and results of operations and/or the way in which such financial condition and results of operations are reported. Similarly, we will be subject to taxation in the United States and a number of state and local jurisdictions, as well as jurisdictions outside of the United States. The rates of taxation, definitions of income, exclusions from income, and other tax policies in jurisdictions in which we are subject to taxation are subject to change over time, and such changes, as well as the recent changes to the existing U.S. federal income tax laws as enacted as part of the Tax Act could affect our effective tax rate and profitability.

Tax-free treatment for the Conversion is not assured, and no ruling has been or will be requested from the Internal Revenue Service regarding the U.S. federal income tax consequences of the Conversion.

It is intended that, for U.S. federal income tax purposes, the Conversion will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”). In connection with the Conversion, Kirkland & Ellis LLP will be issuing an opinion to the effect that the Conversion will qualify for the Intended Tax Treatment. A copy of such opinion is or will be filed with the SEC as an exhibit to the registration statement, of which this information statement/prospectus is a part. An opinion of counsel is not binding upon the Internal Revenue Service (“IRS”) or the courts, and we do not intend to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Conversion. Accordingly, no guarantee or assurance can be given that the Conversion will qualify for the Intended Tax Treatment, or that the IRS will not assert and that a court will not sustain a contrary position. Each Member should read the discussion under “Material U.S. Federal Income Tax Consequences” and should consult its own tax advisor for a full understanding of the tax consequences of the Conversion to such Member. Further, the completion of the Conversion is not conditioned on the Conversion qualifying for the Intended Tax Treatment.

Tax-free treatment for the Conversion is not assured, and no ruling has been or will be requested from the Canada Revenue Agency regarding the Canadian income tax consequences of the Conversion.

It is intended that, for Canadian income tax purposes, the Conversion will qualify as a reorganization of the capital of BW Inc. (NP) described in subsection 86(1) of the Income Tax Act (Canada) (the “Intended Canadian Tax Treatment”). In connection with the Conversion, Felesky Flynn LLP will be issuing an opinion to the effect that the Conversion will qualify for the Intended Canadian Tax Treatment. A copy of such opinion is or will be filed with the SEC as an exhibit to the registration statement, of which this information statement/prospectus is a part. An opinion of counsel is not binding upon the Canada Revenue Agency (“CRA”) or the courts, and we do not intend to request a ruling from the CRA regarding the Canadian income tax consequences of the Conversion. Accordingly, no assurance can be given that the Conversion will qualify for the Intended Canadian Tax Treatment, or that the CRA will not assert and that a court will not sustain a contrary position. Each Member of BW Inc. (NP) who is potentially subject to Canadian income tax should read the discussion under “Material Canadian Income Tax Consequences” and should consult its own tax advisor for a full understanding of the Canadian income tax consequences of the Conversion to such Member. Further, the completion of the Conversion is not conditioned on the Conversion qualifying for the Intended Canadian Tax Treatment.

Members should consult their local tax advisors regarding the potential non-U.S. tax consequences, as well as the potential U.S. state and local tax consequences, of the Conversion.

FORWARD-LOOKING STATEMENTS

We believe that some of the information in this information statement/prospectus constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain projections of future results of operations or financial condition; or

•	state other “forward-looking” information.

We believe it is important to communicate our expectations to our Members. However, there may be events in the future that we are not able to predict accurately or over which it has no control. The risk factors and cautionary language discussed in this information statement/prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

•	operating risks common in the lodging and franchise industries;

•	our inability to compete effectively;

•	alternatives to traditional hotels and industry consolidation;

•	cyclicality of the hospitality industry and global economic conditions;

•	increasing use of alternative internet reservation channels;

•	deterioration in the general financial condition of our franchisees;

•	actions by our franchisees that adversely affect our image and reputation;

•	disruptions and malfunctions in our information systems;

•	cyber threats, cybersecurity and the failure to maintain the integrity of internal or customer data;

•	damages or losses involving properties that we franchise which may not be covered by insurance;

•	our inability to achieve our objectives for growth in certain franchised hotels;

•	political and monetary risks relating to our international operations;

•	the failure by our international operations to comply with anti-corruption laws or trade sanctions;

•	disputes with the owners of our franchised hotels;

•	termination by our franchisees of our franchise contracts; and

•	failure by our franchisees to make investments necessary to maintain or improve their properties.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this information statement/prospectus.

All forward-looking statements included herein attributable to any of the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, the Company undertakes no obligations to update these forward-looking statements to reflect events or circumstances after the date of this information statement/prospectus or to reflect the occurrence of unanticipated events.

Before a Voting Member votes on the conversion proposal or either of the bylaw proposals, it should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this information statement/prospectus may adversely affect the Company.

SPECIAL BALLOT INITIATIVE TO THE MEMBERS

General

The Company is furnishing this information statement/prospectus to the Company’s Voting Members in connection with their voting on the proposals set forth herein for the Special Ballot Initiative. This information statement/prospectus provides the Company’s Voting Members with information they need to know to be able to vote in the Special Ballot Initiative.

Purpose of the Special Ballot Initiative

In the Special Ballot Initiative, the Company is asking Voting Members to:

•	consider and vote upon a proposal to convert the Company into a for-profit Arizona corporation;

•	consider and vote upon a proposal to amend our current bylaws to authorize the board of directors to terminate immediately prior to the Conversion Date the membership interest of any Member or conditionally-approved applicant who does not enter into a New Franchise Agreement with the Company by August 31, 2018 (subject to extension, with the payment of an extension fee, to no later than October 31, 2018, on a case by case basis at the sole discretion of the Company, unless otherwise extended by the board of directors in its discretion, but in no event later than November 30, 2018); and

•	consider and vote upon a proposal to amend our current bylaws to remove term limits that would otherwise apply to a certain current member of our board of directors so that such current member of our board of directors may stand for re-election in 2018 for the purpose of continuity in the execution of the Conversion.

Both the conversion proposal and the membership termination bylaw proposal must be approved or neither the conversion proposal nor the membership termination bylaw proposal will be adopted. The conversion proposal, the membership termination bylaw proposal and the term limit bylaw proposal must be approved or the term limit bylaw proposal will not be adopted.

If both the conversion proposal and the membership termination bylaw proposal are approved, the membership termination bylaw proposal will be adopted with immediate effectiveness. If the conversion proposal, the membership termination bylaw proposal and the term limit bylaw proposal are all approved, the term limit bylaw proposal will be adopted with immediate effectiveness.

Recommendation of Our Board of Directors

Our board of directors has determined that the conversion proposal is advisable and in the best interests of the Company and its Members. Our board of directors has also determined that each of the membership termination bylaw proposal and the term limit bylaw proposal is advisable and in the best interests of the Company and its Members. Accordingly, our board of directors has approved the conversion proposal, the membership termination bylaw proposal and the term limit bylaw proposal and recommends that you vote “FOR” the conversion proposal, “FOR” the membership termination bylaw proposal and “FOR” the term limit bylaw proposal.

Record Date; Persons Entitled to Vote

The Record Date is 1:00 p.m., Phoenix, Arizona time, on the day immediately prior to the date of this information statement/prospectus for determining the Voting Members entitled to notice of and to vote in the Special Ballot Initiative. Voting Members will have one vote each. On the Record Date, there were                Voting Members entitled to cast votes in the Special Ballot Initiative. Votes must be submitted by no later than 2:00 p.m., Phoenix, Arizona time, on Wednesday, June     , 2018 to count in the Special Ballot Initiative.

Quorum

To have a quorum allowing the Special Ballot Initiative to go forward, Voting Members representing 10% of the Company’s Voting Members as of the Record Date, or                  Voting Members, must submit ballots in the Special Ballot Initiative. Proxy voting by Members is expressly prohibited.

Vote Required

The approval of each of the conversion proposal, the membership termination bylaw proposal and the term limit bylaw proposal will require approval by the affirmative vote of lesser of two-thirds (2/3) of the votes cast or a majority of the voting power; provided, at least thirty-three and one-third percent (33 1/3%) of the voting power vote in favor. Each Voting Member will have one vote for each Member that it represents as of the Record Date.

Abstentions and Non-Votes

If you do not vote, it could affect adoption of a proposal, since the success of a proposal may depend on a majority of the Company’s voting power voting in favor of it, and at least thirty-three and one-third percent (33 1/3%) of the Company’s voting power voting in favor of it. If you do not vote on the proposal, and the success of the proposal is determined by a majority of the Company’s voting power voting in favor of it, with at least thirty-three and one-third percent (33 1/3%) of the Company’s voting power voting in favor, your failure to vote would have the same effect as voting “AGAINST” the proposal.

Voting Your Membership Interests

You may vote on the proposals contemplated by the Special Ballot Initiative by means of secure website to be provided to Members. Please read the ballot instructions included on the secure website carefully before voting on the proposals contemplated by the Special Ballot Initiative. Links to the Company’s current bylaws and articles of incorporation, and the Company’s Rules & Regulations will be available on the secure website.

Pursuant to the Company’s bylaws, the responses of Voting Members representing 10% of the Voting Members as of the Record Date, or                  Voting Members, are needed to meet the quorum requirements for this ballot.

At 2:00 p.m., Phoenix, Arizona time, on Wednesday, June     , 2018, the voting shall close and the voting system data shall be securely and confidentially provided to the Designated Accountant. Please allow yourself sufficient time to review and consider the proposals and to submit your votes before the deadline. Only ballots that have been electronically submitted prior to that date and time shall be counted. You are invited to be present at the certification of the results of the vote.

Revoking Your Vote

There are no procedures to revoke your vote, once you have voted.

Who Can Answer Your Questions About Voting Your Membership Interests

You may call your District Manager or the Company’s toll-free hotline at                to answer your questions. Additionally, you may also direct your written questions by mail to the Company at:

Best Western International, Inc.

6201 N. 24th Parkway

Phoenix, Arizona 85016

Attn: Larry Cuculic

Appraisal Rights

Members do not have appraisal rights in connection with the Conversion or either of the bylaw proposals under Arizona law for nonprofit corporations.

Interest of Certain Persons in Matters to be Acted Upon

When you consider the recommendation of our board of directors in favor of approval of the conversion proposal, you should keep in mind that the Company’s Directors and executive officers may have interests in such proposal that are different from, or in addition to, your interests as a Member. Each member of our board of directors is also a Member. Our board of directors will participate in the Conversion on the same terms as any other Member of the Company. Our Directors and executive officers serving the Company prior to the Conversion will continue serving the Company following the Conversion and will be entitled to compensation for their service following the Conversion.

THE CONVERSION PROPOSAL

The Plan of Conversion is attached to this information statement/prospectus in Appendix A.

Background of the Conversion Proposal

Over the past several years, our board of directors and senior management have carefully analyzed the Company’s business and structure. As a result of that analysis, we believe that, despite continued success, significant structural changes to our Company are necessary in order to continue to operate and expand our business. After carefully exploring alternatives, our board of directors and senior management have determined that it is in the best interests of the Company and its Members for the Company to cease operating on a nonprofit corporation basis.

In recent years, our Company has faced competitive challenges to its business. These challenges have included the effect of the ever-growing OTAs, large online portal and search engine websites, such as Google, Facebook and Amazon, which we refer to as “disruptors,” and growth by our competitors across a portfolio of lodging options, which allow them to increase market penetration and achieve synergy through guest loyalty programs. To combat each of these challenges, and to protect and grow our market share, our board of directors determined that capital investment is necessary to increase advertising and marketing for brand awareness, including through OTAs and disruptors, to provide increased investment in technology and support for our reservation and loyalty reward systems, and to expand our number of hotels and brands. In addition, the board of directors has reviewed the effect of the terms of our current membership structure on our ability to maintain and grow our business and access capital resources.

In order to achieve greater scale and to access the capital resources necessary for growth, in 2017 our board of directors commenced a review of several strategic alternatives, including whether continuing to remain as a nonprofit corporation or becoming a for-profit corporation, investment by one or more financial investors, entering into a joint venture with a strategic partner, a merger or sale involving a competitor or an initial public offering. In the fall of 2017, the Company discussed with several large financial investors the possibility of a significant strategic capital investment in the Company. These discussions were very preliminary in nature and did not result in any definitive, binding proposals. The board of directors believed the interest of these investors in a potential transaction was impacted significantly by the current nonprofit membership arrangement, including the uncertainty of a process in which the Company may convert to a for-profit enterprise. Following the review of potential strategies, the board of directors and senior management obtained feedback from representatives of the Members (e.g., Governors) and discussed the prospects for conversion of the Company to a for-profit corporation.

General

Structure of the Conversion

The Plan of Conversion is attached to this information statement/prospectus in Appendix A and includes as attachments thereto the following: Exhibit A—the statement of conversion to be filed with the Arizona Corporation Commission; Exhibit B—the Amended and Restated Articles of Incorporation; and Exhibit C—the Amended and Restated Bylaws.

The Conversion will be effective upon the filing of the statement of conversion by an officer of the Company with the Arizona Corporation Commission, or at such later time as specified in the statement of conversion. On and after the effectiveness of the Conversion, the Company shall continue its existence in the organizational form of an Arizona for-profit corporation. All of the rights, privileges and powers of the Company, as a nonprofit corporation, and all property and all debts due to the Company, as a nonprofit corporation, as well as all other things and causes of action belonging to the Company, as a nonprofit corporation, shall remain vested in the

Company, as a for-profit corporation, and shall be the property of the Company, as a for-profit corporation. All rights of creditors and all liens upon any property of the Company, as a nonprofit corporation, shall be preserved unimpaired, and all debts, liabilities and duties of the Company, as a nonprofit corporation, shall remain attached to the Company, as a for-profit corporation, and may be enforced against the Company, as a for-profit corporation, to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by the Company, as a for-profit corporation.

Completion of the Conversion is conditioned on approval of the conversion proposal and approval of the membership termination bylaw proposal, and other customary closing conditions.

Assuming the fulfillment of these conditions, we expect to complete the Conversion on December 1, 2018 or as soon as practicable following such date. If the completion of the Conversion is delayed significantly beyond December 1, 2018, our board of directors would analyze the facts and circumstances at that time in order to determine whether it is necessary or advisable to update the information provided to Voting Members or to seek again Voting Member approval of the Conversion, taking into account all applicable state and federal laws. Subject to any limitations under Arizona law, the Plan of Conversion may be amended or terminated, and the Plan of Conversion may be abandoned by our board of directors at any point in time prior to the Conversion Date, notwithstanding any requisite prior approval and adoption of the Plan of Conversion by the Members.

The Company will retain the name “Best Western International, Inc.” after the Conversion.

Consideration to Members

As of the effectiveness of the Conversion, all outstanding membership interests of the Company, as a nonprofit corporation, held immediately prior to the effectiveness of the Conversion will convert into newly issued shares of Common Stock of the Company, as a for-profit corporation, and, as of the Conversion Date, each Member will receive 27,500 shares of Common Stock in exchange for each individual membership interest held by such Member. Pursuant to our Amended and Restated Articles of Incorporation, our Common Stock will be classified into seven series, designated as Series A-1 through A-7, and each membership interest will be converted into shares of the Series of Common Stock as corresponds to the District in respect of which such converted membership interest was issued.

Amendments to the Company’s Restated Articles of Incorporation

Upon the effectiveness of the Conversion, the Amended and Restated Articles of Incorporation will become the articles of incorporation of the Company, concurrent with the filing of the statement of conversion. Our Amended and Restated Articles of Incorporation will permit the Company to engage in any lawful act or activity for which for-profit corporations may be organized under the Arizona Business Corporation Act. Initially, the Company intends to foster the interest of its shareholders and those which are in any way related to the hotel industry as conducted by the Company by common business interest.

See “Description of Capital Stock Following the Conversion—Common Stock” for a description of the material terms of our Common Stock that will be issued upon the Conversion pursuant to our Amended and Restated Articles of Incorporation. Dividends may be declared and paid on our Common Stock out of the assets of the Company that are by law available therefor at such times and in such amounts as our board of directors in its discretion shall determine. See “Description of Capital Stock Following the Conversion—Liquidation and Dissolution” for a description of the distribution of remaining assets of the Company upon the occurrence of a liquidation or dissolution. In order to preserve the relationship between our shareholders and Best Western-branded properties and to maintain the scale of Best Western-branded properties, our Common Stock may not be sold, exchanged or otherwise transferred, other than as expressly approved in advance by our board of directors, and as described in “Description of Capital Stock Following the Conversion—Share Transfer and Redemption” of this information statement/prospectus. No holder of shares of our Common Stock shall be entitled to preemptive or subscription rights.

Subject to certain limitations under Arizona law, our Amended and Restated Articles of Incorporation will permit our shareholders to take action without a meeting, without prior notice and without a vote if consent in writing is signed by the number of shareholders that would otherwise be necessary to authorize or take such action at a meeting.

Subject to certain limitations under Arizona law, our Amended and Restated Articles of Incorporation authorize our board of directors to manage the business and affairs of the Company. See “Management—Composition of the Board of Directors” for a description of the number, classes, and terms of Directors, as well as the terms governing their removal and resignation. See “Description of Capital Stock Following the Conversion—Classified Board” for an explanation of the classification of the board of directors based upon a Series of Common Stock.

For a description of the limitations of liability and indemnification provisions in our Amended and Restated Articles of Incorporation, see “Description of Capital Stock Following the Conversion—Limitations on Liability and Indemnification of Officers and Directors” of this information statement/prospectus. The Amended and Restated Articles of Incorporation will also provide that the private property of each shareholder, officer and Director shall be exempt from the debts and liabilities of the Company.

The Directors in office immediately prior to the effectiveness of the Conversion shall be the initial directors of the Company following the effectiveness of the Conversion. Our Directors may serve consecutive terms, however. under our Amended and Restated Articles of Incorporation, no Director may serve more than three terms, whether or not consecutive (other than (i) Directors elected to fill a vacancy and (ii) the terms of the Class I Directors that expire at the 2019 annual meeting of shareholders). See “Description of Capital Stock Following the Conversion—Removal of Directors; Vacancies” for a description of the process to fill open seats on our board of directors.

Our Amended and Restated Articles of Incorporation establish the quorum for all meetings of the shareholders as 10% of the voting power of the outstanding Common Stock entitled to vote at the meeting. When a quorum has been established, (a) the election of Directors shall be determined by receipt of the plurality of the vote, (b) the amendment of the articles of incorporation or shareholder proposed amendments of the bylaws, or any other matters for which the affirmative vote of a majority of the total voting power is required under the Arizona Business Corporation Act, shall be determined by the affirmative vote of the majority of the total voting power of our Common Stock, and (c) all other matters shall be determined by the affirmative vote of a majority of the votes cast in person or by proxy at such meeting and entitled to vote on the subject matter, provided, at least thirty-three and one-third percent (33 1/3%) of the voting power of our Common Stock vote in favor. Each shareholder entitled to vote may authorize another person to act as such shareholder’s proxy.

The Company is expressly electing not to be subject to the business combination act under Arizona law in our Amended and Restated Articles of Incorporation. See “Description of Capital Stock Following the Conversion—Business Combinations” for a description of the business combinations provisions set forth in the Amended and Restated Articles of Incorporation that will apply to the Company following the effectiveness of the Conversion.

Our Amended and Restated Articles of Incorporation may be amended by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of Common Stock entitled to vote generally in an election of Directors, voting together as a single class, at a meeting of shareholders called for that purpose. Our Amended and Restated Articles of Incorporation provide that amendments to our Amended and Restated Bylaws may be made by the board of directors or the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of Common Stock entitled to vote generally in an election of Directors, voting together as a single class.

Under our Amended and Restated Articles of Incorporation, the exclusive forum for claims made against the Company is a federal district court located in Maricopa County, Arizona, unless the claims are not subject to the federal court’s jurisdiction, in which event such claims shall be filed in a state court in Maricopa County, Arizona. See “Description of Capital Stock Following the Conversion—Exclusive Forum” of this information statement/prospectus for a complete description of the exclusive forum provision.

Amendments to the Company’s Bylaws

Upon the effectiveness of the Conversion, the Amended and Restated Bylaws shall become the bylaws of the Company. Our Amended and Restated Bylaws contain many provisions analogous to our current bylaws, but eliminate provisions pertaining to membership (e.g., qualifications, fees, cancellation) and will not govern the relationship between the Company and franchisees (e.g., fees, Member market areas, impact studies), which terms are contained in the New Franchise Agreements described in “Business of the Company—New Franchise Agreements” of this information statement/prospectus.

Our Amended and Restated Bylaws authorize our board of directors to designate the time and place for the annual meeting of the shareholders. Special meetings of the shareholders may be called by the board of directors by a majority vote or by the holders of at least 10% of the outstanding shares of our Common Stock. Notice of a shareholder meeting must include the place, date, time and, in the case of a special meeting, the purpose(s) for which the meeting is called, and shall be given not less than ten nor more than 60 days before the date of such meeting, in writing or as otherwise permitted under the Arizona Business Corporation Act, including by electronic transmission (which notice may be waived). The Company will make available, within two days of giving such meeting notice to shareholders, a complete list of the shareholders entitled to vote at such meeting. The Amended and Restated Bylaws establish an advance notice procedure for shareholder proposals, including shareholder proposals to amend the Amended and Restated Bylaws, to be brought before an annual meeting of the shareholders, as described in “Description of Capital Stock Following the Conversion—Advance Notice Procedures” of this information statement/prospectus.

Our Amended and Restated Bylaws establish the procedures for the nominations of Directors by our shareholders, including qualifications for candidates and Directors, which are generally preserved from our current bylaws. Directors must certify annually their continued qualification to serve as a Director. Nominations for Directors may be made at the annual meeting of the shareholders only by a shareholder of record both at the time of the nomination and the annual meeting and who is entitled to vote for such nominee based on the Series of Common Stock held by such shareholder. The nominating shareholder must give notice to the Company between 90 and 120 days prior to the first anniversary date of the preceding years’ annual meeting of the shareholders or, if the date of the annual meeting is not scheduled for a similar time of year, by the later of the 10th day after the meeting is announced or 90 days prior to the date of such meeting. The Amended and Restated Bylaws prescribe specific information regarding the nominating shareholder and the nominee shareholder that must be provided for a nomination to be valid, which are generally preserved from our current bylaws.

Our Amended and Restated Bylaws set forth procedures for the meetings of our board of directors. An agenda setting forth each item to be presented at any regular meeting shall be provided to each Director and made available to any shareholder upon request. All meetings of our board of directors shall be open to any shareholder, except that the board of directors may convene a closed executive session for certain matters that require confidential treatment. Our board of directors may create one or more committees. Any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting if all members of the board of directors or such committee, as the case may be, consent thereto in writing.

Our shares of Common Stock shall not be certificated unless our board of directors provides by resolution that some or all classes or series of Common Stock shall be certificated. The Amended and Restated Bylaws prescribe the requirements for any such certificated shares.

Our Amended and Restated Bylaws contain provisions continuing our practices of maintaining advisory committees, regional Governors, District meetings and an annual convention for the benefit of our hotel franchisees, to participate in the direction of the Company’s business following the Conversion. See “Description of Capital Stock Following the Conversion—Provisions in our Amended and Restated Bylaws to Continue Certain Member Rights.”

Preservation of Member Rights Post-Conversion

The rights of existing Members under the Member’s Bill of Rights will largely be preserved for shareholders of the Company and franchisees under our post-Conversion structure in the Amended and Restated Articles of Incorporation, the Amended and Restated Bylaws and the New Franchise Agreements. The Member’s Bill of Rights will be cease to be effective upon the effectiveness of the Plan of Conversion.

Set forth below is a table containing the terms of our existing Member’s Bill of Rights and how such rights are addressed under our proposed post-Conversion structure for Members who become shareholders. A more detailed summary of the terms of the New Franchise Agreements is set forth in the Franchise Disclosure Document provided to each potential franchisee.

Existing Right:	How Addressed:

The right to receive an agenda of the regular board of directors’ meetings prior to each meeting, to attend board of directors meetings and to address the board of directors at such meetings.	Amended and Restated Bylaws

The right to receive complete minutes of meetings of the board of directors, a detailed annual budget and detailed annual financial statements.

As a public registrant, we will file with the SEC our financial statements in accordance with SEC rules and they will be publicly available.

The minutes of our board of director meetings will be made available to our shareholders upon request pursuant to the Amended and Restated Bylaws.

The board of directors will approve an annual budget 30 days prior to the beginning of each fiscal year pursuant to the Amended and Restated Bylaws, but is not required to distribute it to shareholders.

The right to set one’s own property room rates and the right to vote on implementation of any programs providing for room rate discounts in excess of 10% from a Member’s published rates.	New Franchise Agreement

The right to vote on any amendment of or additions to the bylaws of the Company.

Pursuant to the Amended and Restated Articles of Incorporation, shareholders will have the right to amend the Amended and Restated Bylaws by an affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of our Common Stock entitled to vote generally in an election of Directors, voting together as a single class.

The board of directors will also have the right to amend the Amended and Restated Bylaws pursuant to the Amended and Restated Articles of Incorporation.

Existing Right:	How Addressed:

The right to vote on any change in the Company’s Rules & Regulations, as defined in our current bylaws.	Certain rules will be contained in the Amended and Restated Bylaws and New Franchise Agreement and will be subject to shareholder or franchisee votes, as the case may be, as set forth in such documents. The Rules & Regulations of the Company as a non-profit corporation will cease to be effective upon effectiveness of the Plan of Conversion.

The right to vote on increases in Member dues, fees or assessments in excess of the lesser of (a) 5%, and (b) the rate of inflation for the previous year.	New Franchise Agreement

The right to receive notice of a minimum of 24 hours before any property inspection.	New Franchise Agreement

The right to request an impact analysis (including an independent analysis of market effect) prior to the approval of a new Membership.	New Franchise Agreement

The right to transfer a membership interest to a purchaser of a property in accordance with Article II, Section 7 of our current bylaws.	Transfers of franchise rights are addressed in the New Franchise Agreement. Transfers of shares are addressed in the Amended and Restated Articles of Incorporation.

The right to have impartial, standardized and non-discriminatory inspection procedures applied to each Member property.	New Franchise Agreement

The right to continue Membership in the Company except where termination or cancellation is provided for pursuant to the fair application of established bylaws and Rules & Regulations, which shall provide that cancellation may not occur until after a hearing before the board of directors, if requested by the Member.	New Franchise Agreement

The right to receive all Member services until Membership is cancelled or terminated, except in the following cases, Membership services may be restricted: (i) when grounds for cancellation are found by the board of directors to exist, after opportunity for a hearing has been provided, and the board of directors has granted a conditional extension in lieu of cancellation of Membership, (ii) when the Member scores less than 600 points for guest rooms and public areas, and (iii) when a Member’s fees, dues or any other account are not paid within the time set by board of directors policy.	New Franchise Agreement

Rules & Regulations

The existing Rules & Regulations of the Company will cease to be effective upon the effectiveness of the Plan of Conversion. Provisions of the Rules & Regulations that are relevant to the Company as a for-profit corporation are contained in the Amended and Restated Bylaws and the New Franchise Agreements.

Related Agreements

Existing Members must have entered into a New Franchise Agreement by August 31, 2018 (subject to extension, with the payment of an extension fee, to no later than October 31, 2018, on a case by case basis at the sole discretion of the Company, unless otherwise extended by the board of directors in its discretion, but in no event later than November 30, 2018) and have a property open and activated on the Best Western reservation system on November 30, 2018, otherwise such existing Member will forfeit its membership interest as of November 30, 2018 and will not receive shares of Common Stock in BW Inc. Our Members who convert to franchisees will be able to cancel the New Franchise Agreement without paying liquidated damages on the first and second anniversaries of the agreement (i.e., November 30, 2019 and 2020). Current applicants for membership must have entered into an existing membership agreement and a New Franchise Agreement by August 31, 2018 (subject to extension, with the payment of an extension fee, to no later than October 31, 2018, on a case by case basis at the sole discretion of the Company, unless otherwise extended by the board of directors in its discretion, but in no event later than November 30, 2018), be conditionally approved for membership by our board of directors and have a property open and activated on the Best Western reservation system by November 30, 2018 to participate in the Conversion and receive Common Stock in BW Inc. The New Franchise Agreements will have an effective date of December 1, 2018. See “Business—New Franchise Agreements” for a comparison of the material terms of the New Franchise Agreements and the existing membership agreements.

Our Board of Directors’ Reasons for Approval of the Conversion

Our board of directors and senior management determined the structure and terms of the Conversion after extensive investigation of the anticipated business, tax and other effects on the Company and its Members, including whether to convert to another form of entity or continuing to operate on a nonprofit basis. As discussed below, the decision to effect the conversion of the Company into a for-profit, ordinary business corporation is the result of extensive internal discussion and research among the board of directors and senior management of the Company taking into account the advice of outside legal, accounting and investment banking advisers and private discussions of members of the board of directors and senior management with certain Members and representatives of Members (e.g., Governors).

Ultimately, the board of directors and senior management based its final decision to effect the Conversion on a number of factors, including those summarized below.

•	Given the competitive nature of the industries in which we do business, we believe that the Company will need significant capital resources to fund ongoing and future activities. Under the current fee structure, our ability to raise capital is limited. In particular, reliance on such fee structure, which has not effectively increased over the last five fiscal years on an aggregate basis, has prohibited the Company and its Members from achieving sufficient funding in key areas such as sales, marketing and technology. Following the Conversion, the Company will have the flexibility to raise new capital in a number of ways, including among other things, increasing its scale with new hotels that have market based franchise fees.

•

We are facing increasing competition from established and emerging online sellers of travel-related services, including online travel agencies, disruptors such as large online portal and search websites, travel metasearch websites, mobile platform travel applications, social media websites, e-commerce websites and group buying websites and alternative accommodation websites. Following the Conversion, the Company will align brand and hotel franchisee interests, and increase funding capabilities, which will allow for increased investment to compete with aforementioned online sellers of travel-related services. For example, the New Franchise Agreements will provide for a marketing and technology assessment of 1% of GRR, phased in over three years.

•	We believe the increased access to capital will allow the Company to more effectively compete with other lodging companies by growing the number of hotels across the brands we offer, which will increase market penetration and guest loyalty through additional BWR® earnings and redemption options across all levels with the objective of creating leverage with OTAs to negotiate more advantageous commercial terms, such as lower commissions, commensurate with that paid by competitors of larger scale, and the ability to increase investments driving revenue and support by spreading our costs over more hotels.

•	We believe the Conversion will enhance and monetize the value of the ownership interests of our Members by converting such interests into Common Stock which will have an investment value more directly related to the value of the Company and overseeing the transferability of franchises to transferees with appropriate lodging experience and sufficient capital resources.

•	As part of the Conversion, we will migrate to a market based franchise agreement length from the current membership terms. Our Members are being offered the opportunity to maintain in all material respects the current terms of their membership arrangement for a period of at least two years; however, new franchisees will enter into long term franchise agreements (e.g., 15 years) with the payment of market based fees and liquidated damages for termination of the agreement, along with reasonable market area restrictions that will allow for the growth of Company brands.

•	Under the current membership auto-transfer provisions, approximately 40% of hotels that have transferred within the first two years have failed, and many properties that are transferred may not be in top condition and transferees are not fully aware of the funds needed to meet brand requirements. We believe that retaining the auto transfer is a viable benefit; however, to protect the goodwill of our brand, we will include in all auto-transfers: (i) if the purchaser lacks hotel or related business experience, a management company will be required until the purchaser is capable of operating the hotel (the board of directors may consider exceptions, e.g., small hotels in tertiary markets); (ii) the purchaser will sign a franchise agreement with current fee structure and terms; and (iii) we will conduct a design visit to ensure the hotel is compliant with the design requirements for current owners.

•	Our current ballot initiative process to approve each change in brand standards can be slow in reacting to evolving customer expectations and market place changes and also can consume an inordinate amount of time and Company resources. As a part of the Conversion and adoption of the New Franchise Agreement, the board of directors will be empowered to make changes in brand standards if at least two brands in the applicable competitive set (as defined in the New Franchise Agreements) have either announced or adopted such standards. We believe this change will permit the Company to react promptly to remain competitive with other brands.

•	The board of directors and senior management considered that the Conversion of the Company to for-profit corporation is expected not to be taxable to the Company and our Members, and the additional costs of being a publicly reporting entity are acceptable, given the expected benefits to both the business enterprise and the Members.

This discussion of factors considered by our board of directors and senior management is not intended to be exhaustive, but is believed to include the material factors they considered. In reaching its determination to approve and recommend the Conversion, the board of directors considered the above issues and factors collectively without quantifying or assigning a greater weight to any one factor.

Interests of the Company’s Directors and Officers in the Conversion

Each member of our board of directors is also a Member of our Company. Members of our board of directors will participate in the Conversion on the same terms as any other Member of the Company. Our Directors and executive officers serving the Company prior to the Conversion will continue serving the Company following the Conversion and will be entitled to compensation for their service following the Conversion. Our executive officers are not receiving shares of capital stock of the Company in the Conversion.

Recommendation of Our Board of Directors

Our board of directors has determined that the conversion proposal is advisable and in the best interest of the Members and in the best interest of the Company’s long-term going concern, and recommends that the Voting Members vote “FOR” the conversion proposal.

Material Income Tax Consequences of the Conversion to Members.

See “Material U.S. Federal Income Tax Consequences” and “Material Canadian Income Tax Consequences” in this information statement/prospectus.

Anticipated Accounting Treatment

The Conversion should not change the accounting for assets and liabilities. The only material impact should be to provide for a new issue of various Series of Common Stock in exchange for existing membership interests. The amount assigned to the new Common Stock will be equal to the amounts of Net Assets as of November 30, 2018. For a discussion of the anticipated accounting treatment, see “Selected Historical and Unaudited Pro Forma Financial Information.”

Regulatory Matters

The Company is required to make filings with and obtain the approval of various state regulatory agencies of the franchise disclosure documents in respect of the New Franchise Agreement. The Company expects to have made such filings and obtained such approvals prior to November 30, 2018.

Required Vote

Adoption of the conversion proposal requires approval by the affirmative vote of the lesser of two-thirds (2/3) of the votes cast or a majority of the voting power, provided that at least thirty-three and one-third percent (33 1/3%) of the voting power vote in favor. Adoption of the conversion proposal is also conditioned upon the approval of the membership termination bylaw proposal.

OUR BOARD OF DIRECTORS RECOMMENDS THAT VOTING MEMBERS VOTE “FOR” THE APPROVAL OF THE CONVERSION PROPOSAL.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following selected audited historical financial and unaudited pro forma data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this information statement/prospectus. The consolidated statements of operations for the years ended November 31, 2017 and 2016 and balance sheet as of November 30, 2017 and 2016 were derived from our audited consolidated financial statements that are included elsewhere in this information statement/prospectus. The unaudited pro forma earnings per share and shareholders’ equity as of November 30, 2017 reflect adjustments to (i) issue an estimated 55.0 million shares of our Common Stock, without par value and (ii) reclassify the Company’s net assets on the date of conversion to “Common stock” and “Additional paid-in capital.” Authorized capital stock consists of 100.0 million shares of Common Stock, without par value. Our historical results and pro forma data do not necessarily indicate results that may be expected for any future period.

	Years ended November 30,
	2017	2016
	(in millions, except per share data)
Statement of Operations Data:
Revenues:
Fees, dues and assessments	$159.1	$159.7
Other revenues	43.7	39.8
Program revenues	177.0	176.2

Total revenues	379.8	375.7
Expenses:
Compensation, taxes and benefits	135.8	125.3
Advertising and promotion	84.3	79.0
Depreciation and amortization	14.6	14.6
General and administrative expenses	69.9	70.3
Program costs of sales	65.3	76.0

Total expenses	369.9	365.2
Excess of revenues over expenses	9.9	10.5
Income tax provision	(4.4)	(3.8)

Excess of revenues over expenses after income tax provision	$5.5	$6.7

Pro Forma Earnings Per Share:
Basic	$0.10
Diluted	0.10
Selected Balance Sheet Data:
Cash, restricted cash and cash equivalents	$76.3	$56.3
Working capital	57.4	48.8
Net assets	40.6	35.2
Pro Forma Shareholders’ Equity:
Common stock	$—
Additional paid-in capital	40.6
Retained earnings	—

Total shareholders’ equity	$40.6

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of our Company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this information statement/prospectus. The discussion contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this information statement/prospectus, particularly in the sections entitled “Risk Factors” and “Forward-Looking Statements.”

Overview

Best Western® Hotels & Resorts, headquartered in Phoenix, Arizona, is a privately held hotel brand with a global network of approximately 3,600 hotels in more than 100 countries and territories worldwide. The Company offers 11 hotel brands to suit the needs of developers and guests in every market: Best Western®, Best Western Plus®, Best Western Premier®, Vīb®, GLō®, Executive Residency by Best Western®, BW Premier Collection® by Best Western, and BW Signature Collection® by Best Western; as well as the following recently launched franchise offerings: SureStay® Hotel by Best Western, SureStay Plus® Hotel by Best Western and SureStay Collection® by Best Western. Now celebrating more than 70 years of hospitality, the Company provides its hoteliers with global operational, sales and marketing support, and award-winning online and mobile booking capabilities.

Key Business Metrics Evaluated by Management

We use a variety of financial and other information in monitoring the financial condition and operating performance of the business. Some of this information is financial information that is prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), while other information may be financial in nature and may not be prepared in accordance with GAAP. Our management also uses other information that may not be financial in nature, including statistical information and comparative data that are commonly used within the lodging industry to evaluate hotel financial and operating performance. Our management uses this information to measure the performance of hotel properties and our business as a whole. Historical information is periodically compared to our internal budgets, as well as against industry-wide information. We use this information for planning and monitoring our business, as well as in determining management and employee compensation.

We believe our Company has the vision to lead the industry in superior customer care and a mission to enhance brand equity and increase value to our hoteliers. Our Company focuses on three key strategic business metrics:

Ensure customer experience increases brand loyalty. We believe hotels that deliver superior guest satisfaction drive repeat and increased revenue delivery to our hotels. Overall, we use Guest Satisfaction Survey—Overall Experience results to track customer experience.

Improve the Company’s image in order to appeal to broader customer and development bases. With a focus on improving the performance of our hotels and broadening our brand portfolio through new strategic brands, we believe that we will drive increased revenue delivery to our hotels. That performance, along with the development of new, relevant brands, will result in greater developer demand. Overall, we track performance through guest surveys, industry ratings and the achievement of hotel development goals.

Achieve superior Revenue per Available Room performance. RevPAR is the product of the average daily rate and the average daily occupancy percentage. RevPAR does not include non-room revenues, which consist of ancillary revenues generated by a hotel property, such as food and beverage, parking, telephone and other guest service revenues. Our management uses RevPAR to identify trend information with respect to room revenues from comparable properties and to evaluate hotel performance on a chain scale basis. RevPAR is a commonly used performance measure in our industry.

We also use RevPAR index to evaluate brand performance. RevPAR index measures a hotel’s or group of hotels’ fair market share of a competitive set’s revenue per available room. RevPAR index is stated as a percentage and is calculated for each Best Western brand by comparing the brand’s RevPAR to the aggregate RevPAR of a group of competing brands generally in the same chain scale. We subscribe to STR, a well-recognized and universally accepted benchmarking service for the hospitality industry, which collects and compiles the data used to calculate RevPAR index, and STR may calculate ADR and RevPAR differently than we and our competitors do. Management uses RevPAR index and changes in RevPAR index, particularly year-over-year percentage changes, to evaluate the performance of Best Western brands relative to other competing brands.

Other key business metrics evaluated by management include the following:

Excess of Revenues over Expenses

Excess of revenue over expenses represents the total earnings or profits generated by our business. Historically, as a nonprofit membership association we focused on driving superior revenue to Best Western-branded hotels, and our objective was to generate sufficient revenues to cover expenses and maintain financial stability. We expect that the Conversion will aid us as we grow our scale, increase amount and source of the funding of our business, and focus on the growth of our brand, while also continuing to drive superior revenue to our Best Western-branded hotels.

Earnings Before Interest Expense, Taxes, Depreciation, and Amortization (“EBITDA”)

EBITDA and Adjusted EBITDA (as hereinafter defined) is a commonly used measure in many industries, including our industry. As a nonprofit membership association, the Company’s goal has not historically been to maximize EBITDA. Following the Conversion, the Company intends to use non-GAAP measures such as EBITDA and Adjusted EBITDA as additional supplemental measures of the Company’s performance.

We adjust EBITDA (“Adjusted EBITDA”) when evaluating our performance when we believe that certain non-recurring items are not indicative of ongoing operating performance (e.g., restructuring, impairment, etc.). Adjusted EBITDA provides useful supplemental information to management regarding our ongoing operating performance and will provide the same to shareholders following the Conversion.

We believe that EBITDA and Adjusted EBITDA will provide useful information to shareholders about our performance, our financial condition, and results of operations for the following reasons: (i) EBITDA and Adjusted EBITDA would be among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions and (ii) EBITDA and Adjusted EBITDA are frequently used by securities analysts, investors, lenders and other interested parties as a common performance measure to compare results or estimate valuations across companies in our industry. EBITDA and Adjusted EBITDA are not recognized terms under GAAP, have limitations as analytical tools and should not be considered either in isolation or as a substitute for net income, cash flow or other methods of analyzing our results as reported under GAAP. Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect interest expense or the cash requirements necessary to service interest or principal payments on indebtedness;

•	EBITDA and Adjusted EBITDA do not reflect tax expense or the cash requirements to pay taxes;

•	EBITDA and Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect the impact on earnings or changes resulting from matters that are considered not to be indicative of our future operations;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measures of cash that will be available to us to meet our obligations.

Principal Factors Affecting Our Results of Operations

Revenues

We generate revenues from the collection of monthly fees, annual dues, assessments and other fees from our Best Western Members, soft brand hotels and SureStay® Franchisees and through self-funding programs such as BWR® and Best Western Supply and Design.

We primarily derive our revenues from the following sources:

•	Fees, dues and assessments: Consists of monthly fees, annual dues, assessments and affiliation fees.

•	Monthly fees: Represent revenues derived from Members, soft brand hotels and SureStay franchisees. For Members whose memberships were approved by our board of directors prior to January 1, 2018, there are two different methods by which monthly fees are calculated: 1) a per room per day method or 2) a percentage of room revenue method. The method applicable to each Member is based upon when the membership was approved by our board of directors and the ownership structure of the property at such time. All other memberships approved by our board of directors on or after January 1, 2018 are calculated as a percentage of room revenue. For soft brand hotels, fees are generally calculated as a percentage of revenue delivered. For SureStay franchisees, fees are calculated as a percentage of room revenue.

•	Annual dues: Represent revenues derived from Members that are calculated based on a per room fee, nonrefundable, and charged each fiscal year. For applications accepted during the year, annual dues are prorated from the date the property is activated on the Best Western reservation system. Annual dues also includes a fixed annual renewal fee derived from soft brand hotels.

•	Assessments: Prior to the Conversion, represents revenues derived from Members that consist of three assessments: advertising, sales and marketing and technology. The advertising assessment is calculated based on a rate per room per month and is charged to cover annual advertising campaigns. The sales and marketing assessment is charged to cover sales and marketing efforts and is calculated as a percentage of room revenue. The technology assessment is charged to cover technology investments and costs and is calculated as a percentage of property room revenue.

Following the Conversion, the advertising assessment will remain; however, we expect that the sales and marketing assessment and the technology assessment will be combined and will be referred to as the “Marketing and Technology Fee,” which will include annual increases the first three years after the Conversion of 0.33%, 0.33% and 0.34% of property room revenue respectively, such that the Marketing and Technology Fee will be the following for each year beginning on the dates set forth below:

January 1, 2018	0.90%
January 1, 2019	1.23%
January 1, 2020	1.66%
January 1, 2021	2.00%
January 1, 2022 and thereafter	2.10%

•	Affiliation fees: Represent revenues from Members, soft brand hotels and SureStay franchisees that consist of one-time initial application fees to affiliate as a Member or join as a soft brand hotel or franchisee.

•	Other revenues: There are two primary sources for Other revenues.

•	International fees: Outside North America, the Company licenses its trademarks and provides reservation and other services to hotels through the following: (i) Property Direct Relationships with hotels in specific international countries through the use of sub-license agreements, (ii) affiliation agreements with country-specific organizations, which are formed for the sole purpose to initiate, plan, coordinate and execute joint marketing activities and otherwise advance the interests of their Best Western-branded hotels, and (iii) master license agreements with country-specific organizations. International fees are derived from these sources to cover reservations and other services, generally on a cost-recovery basis as a rate per room per month and as a percentage of room revenue.

•	Other: Represent revenues derived from Members, soft brand hotels and SureStay franchisees that consist primarily of fees from Member meetings, training, QA inspections, and other services.

•	Program revenues: Represent revenues from various self-funding programs and services such as BWR®, Supply and Design, GDS/Switch, Performance Based Marketing and other self-funding programs provided to Members, soft brand hotels, SureStay franchisees and international organizations. Fees for each program vary to cover costs of services, generally on a cost-recovery basis as a percentage of room revenue or as a rate per transaction.

Expenses

Our consolidated expenses cover our selling, general and administrative operating and overhead costs associated with our corporate business units and self-funding programs such as BWR®, Supply and Design, GDS/Switch, and performance-based marketing.

We primarily incur the following expenses:

•	Compensation, taxes and benefits: These expenses are associated with our corporate staff, including those supporting our self-funding programs.

•	Advertising and promotion: These expenses include advertising costs associated with general promotion of our Best Western-branded hotels and specific promotions to drive revenues to our Best Western-branded hotels.

•	Depreciation and amortization: These expenses are non-cash charges that relate to the acquisition of property, equipment and computer software.

•	General and administrative expenses: These expenses include outside services, rentals: software licensing, travel, professional fees, meeting related costs, and other expenses categories associated with corporate business units and self-funding programs.

•	Program cost of sales: These expenses primarily pertain to 2 self-funding programs: BWR® to cover the cost of BWR® points and GDS/Switch to cover transaction costs.

Results of Operations

The following table summarizes our financial results for the fiscal years ended November 30, 2017 and 2016:

	Fiscal Years ended November 30,
	2017	2016
	(in millions)
Revenues:
Fees, dues and assessments	$159.1	$159.7
Other revenues	43.7	39.8
Program revenues	177.0	176.2

Total revenues	379.8	375.7
Expenses:
Compensation, taxes and benefits.	135.8	125.3
Advertising and promotion	84.3	79.0
Depreciation and amortization	14.6	14.6
General and administrative expenses	69.9	70.3
Program cost of sales	65.3	76.0

Total expenses	369.9	365.2
Excess of revenues over expenses before income taxes	9.9	10.5
Income tax provision	(4.4)	(3.8)

Excess of revenues over expenses after income taxes	$5.5	$6.7

Fiscal Year ended November 30, 2017 compared to fiscal year ended November 30, 2016

Excess of revenues over expenses

Throughout fiscal 2017, the Company was a membership organization incorporated as an Arizona nonprofit corporation. As a membership organization, the Company’s objective was to generate sufficient revenues to cover expenses and maintain financial stability. In accordance with this business model, the Company reported near break-even results with excess of revenues over expenses after income taxes of $5.5 million in fiscal 2017 and $6.7 million in fiscal 2016.

Revenues

Revenues were $379.8 million for fiscal 2017 as compared to $375.7 million for fiscal 2016, an increase of $4.1 million, or 1.1%. Revenue highlights of fiscal 2017 and changes from fiscal 2016 are described below:

Fees, dues and assessments remained relatively constant from $159.7 million in fiscal 2016 to $159.1 in fiscal 2017. The slight decrease is primarily due to an increase in the rate over last year, offset by a decrease in billable rooms over last year.

Other revenues increased $3.9 million, or 9.8%, to $43.7 million for fiscal 2017 as compared to $39.8 million for fiscal 2016, primarily due to a one-time fee waiver in fiscal 2016 to provide support for international hotel development efforts, higher interest income from higher interest rates and cash balances, training revenue and QA inspection fees.

Program revenues increased $0.8 million, or 0.5%, to $177.0 million for fiscal 2017 as compared to $176.2 million for fiscal 2016. Effective January 1, 2016, the Company assumed responsibility for a BWR® program operated by the Company’s affiliated third-party international organizations in Europe and Australia. As part of this globalization transition, the international organizations purchased, and the Company sold reward points, which resulted in a one-time sale and issuance of additional reward points or $16.0 million Program revenues in fiscal 2016. Excluding these non-recurring revenues, Program revenues increased $16.8 million from fiscal 2016 to fiscal 2017 primarily due to the continued strength of the BWR® program.

Expenses

Expenses were $369.9 million for fiscal 2017 as compared to $365.2 million for fiscal 2016, an increase of $4.7 million, or 1.3%. Expense summaries of fiscal 2017 and changes from fiscal 2016 are explained below:

Compensation, taxes and benefits increased $10.5 million, or 8.4%, to $135.8 million for fiscal 2017 as compared to $125.3 million for fiscal 2016 due to resources to drive revenue to our Best Western-branded hotels, support operations and support growth in self-funding programs. Additionally, there was a general increase in salaries and benefits costs over the prior year.

Advertising and promotion increased $5.3 million, or 6.7%, to $84.3 million for fiscal 2017 as compared to $79.0 million for fiscal 2016 to promote the brand and drive revenues to Best Western-branded hotels.

Depreciation and amortization remained constant at $14.6 million for fiscal 2017 and fiscal 2016, due to timing of capital expenditures. The Company anticipates increases of depreciation and amortization in the future as the Company makes continued investments in capital assets and infrastructure to drive revenue to hotels and enhance systems.

General and administrative expenses remained relatively steady from $70.3 million in fiscal 2016 to $69.9 million in fiscal 2017 primarily due to controlled overhead expenses.

Program cost of sales decreased $10.7 million, or 14.1%, to $65.3 million for fiscal 2017 as compared to $76.0 million for fiscal 2016, primarily due to globalization of the Company’s BWR® program that resulted in a one-time issuance and sale of additional reward points in 2016. The net impact of this transaction increased Program cost of sales and the BWR® liability by $15.3 million in 2016.

Income taxes

Income tax provision was $4.4 million for fiscal 2017 as compared to $3.8 million for fiscal 2016. The Company’s effective income tax rates for operations were 44% and 36%, for fiscal 2017 and fiscal 2016, respectively. The effective income tax rate from operations for fiscal 2017 was higher than the United States federal income tax rate of 34% primarily due to state income taxes and non-deductible items. The effective income tax rate from operations for fiscal 2016 was higher than the United States federal income tax rate of 34% primarily due to state income taxes and non-deductible items, offset by non-recurring IRS refunds.

Liquidity and capital resources

The following table summarizes our primary sources of cash in the periods presented:

	Fiscal Years Ended November 30,
	2017	2016
	(in millions)
Cash flows from operating activities	$38.3	$41.3
Cash flows from investing activities	(18.3)	(34.7)

Net change in cash, restricted cash and cash equivalents	$20.0	$6.6

Overview

We finance our business primarily with existing cash, return on investments and cash generated from our operations. Cash and cash equivalents include highly liquid money market instruments that have original maturities of three months or less at the date of purchase. Restricted cash relates to remitted funds by Members in payment of annual dues for the subsequent year. Such funds are held in a custodial account and not available to the Company until December 1 of the following fiscal year.

As of November 30, 2017, the Company had total cash, restricted cash and cash equivalents of $76.3 million, including $8.9 million of restricted cash, as compared to $56.3 million cash, restricted cash and cash equivalents as of November 30, 2016, or a $20.0 million increase. Cash available for operations totaled $67.4 million as of November 30, 2017.

Operating Activities

Net cash flows provided by operating activities were $38.3 million for fiscal 2017 as compared to $41.3 million for fiscal 2016, a $3.0 million decrease in net cash, primarily due to an increase in cash paid for taxes of $3.8 million and a decrease of cash for the BWR® liability of $11.3 million (which includes the impact of a non-recurring BWR® cash impact of $15.3 million), offset by an increase in cash for working capital and other assets of $12.1 million.

Investing Activities

For fiscal 2017, net cash used in investing activities was $18.3 million, and consisted of $11.5 million of capital expenditures in property, equipment and computer software and $6.8 million of net purchase and proceeds of investments.

For fiscal 2016, net cash used in investing activities was $34.7 million, and consisted of $13.0 million of capital expenditures in property, equipment and computer software and $21.7 million of net purchase and proceeds of investments.

Our short-term and long-term investments are primarily in FDIC insured certificates of deposit, U.S. treasury and government agency bonds and corporate bonds. We maintain a cash investment policy that emphasizes maximization of investment income while preserving its principal capital. Short-term and long-term investments were $74.0 million and $67.1 million as of November 30, 2017 and November 30, 2016, respectively. The Company has not recognized any impairment during fiscal 2017 or fiscal 2016.

Our capital project expenditures include software and hardware and are intended to deliver revenue to our Best Western-branded hotels, enhance our web-based reservation system and upgrade our infrastructure and business systems.

Liquidity arrangements

Historically, the primary sources of liquidity for our business were cash flows from operations, while our significant uses of cash and capital funding needs have historically been working capital, operating expenses and capital expenditures.

Following the Conversion, we expect the primary sources of liquidity for our business will continue to be cash flows from operations. We expect that our primary liquidity requirements will continue to be for working capital, operating expenses and capital expenditures. As of November 30, 2017, we had no outstanding long term debt. We historically have not incurred long term debt, though we could do so in the future if we determine it is in the interests of the Company to do so, especially as we make investments in our brands

From time to time, our board of directors authorizes specific transactions and general programs which permit us to provide financing, investment and guarantees and similar credit support to qualified Members, as well as to acquire and resell real estate to incent Best Western hotel development and accelerate growth in strategic markets and locations. Over the next five years, depending on market and other conditions, we expect to deploy capital in support of our brands. The annual pace of future financial support activities will depend upon market and other conditions including among others, our franchise sales results and the market for new construction hotel development and hotel lending. Our support of the Best Western brand’s growth is expected to be primarily in the form of key money loans, joint venture investments, wholly-owned investments, mezzanine lending, and guarantees of debt. With respect to our lending and investments, we generally expect to recycle these loans and investments within a five to seven year period. At November 30, 2017, the Company had approximately $8.15 million outstanding pursuant to these financial support activities. See —Off-balance sheet arrangements.

We expect that cash on hand, return on short term investments and operating cash flows will provide sufficient working capital to operate our business, to make expected capital expenditures and to meet foreseeable liquidity requirements in the next twelve months. We expect to use cash provided by operations in excess of amounts needed for capital expenditures and for other general corporate purposes. Our ability to meet future working capital, capital expenditure and other general corporate purposes will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors and any changes in our industry, many of which are outside of our control. See “Risk Factors,” starting on page 18.

Contractual obligations and commercial commitments

The following table summarizes out contractual obligations as of November 30, 2017:

	Payment Due By Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	(in millions)
Operating lease obligations (1)	$5.3	$1.8	$2.5	$0.7	$0.3
Other long-term liabilities (2)	16.3	1.7	1.7	—	12.9

Total contractual obligations	$21.6	$3.5	$4.2	$0.7	$13.2

(1)	The Company leases certain office space, equipment and software under various operating leases, which expire on various dates through September 2026. Rental expenses on operating leases are recorded on a straight-line basis.
(2)	Other long-term liabilities consist of liabilities for a deferred compensation plan and long-term incentive plan for key executives.

Off-balance sheet arrangements

Under certain Best Western membership agreements, the Company is committed to provide certain payments to prospective hoteliers as an incentive to become a new Member. These payments are due and payable to a new Member when the contract terms are met and refundable back to the Company if the Member terminates membership within a pre-defined period of time. At November 30, 2017, the Company had approximately $8.15 million outstanding pursuant to these financial support activities expected to be advanced in the next three years generally as hotels open and activate as a Best Western hotel.

Effect of inflation

We believe inflation has not had a material effect on our financial condition or results of operations in recent years, but does materially affect our revenues from monthly fees and annual dues. Generally, monthly fees based on per room per day method and annual dues derived from Members may be increased by the Company annually and no such increase shall exceed the lesser of (1) 5% or (2) the rate of inflation for the previous year, as measured by the United States Bureau of Labor Statistics Consumer Price Index (all items for all urban areas).

As a result, the annual increase of monthly fees and annual dues has not kept pace with increasing costs of operating the Company, which has resulted in funding challenges that has led to the membership approving new assessments (e.g., technology assessments, sales and marketing) in recent years. There can be no assurance that we will not be affected by inflation in the future. A 1% increase or decrease in monthly fees and annual dues is equivalent approximately $1.1 million based on fiscal 2017.

Critical accounting policies and pronouncements

Our accounting policies comply with GAAP. We have described below the policies that we believe are critical and require the use of complex judgment or significant estimates in their application. Additional discussion of these policies is included in Note 1 to our consolidated financial statements.

Revenue Recognition

Fees, dues and assessments are established by the board of directors to compensate Best Western for providing services to Best Western Members, soft brand hotels and SureStay franchisees. The Company applies ASC 952-605 to account for the fees charged to its Members as the services are interrelated to such an extent that the amount applicable to each service cannot be segregated objectively. Therefore, the ongoing services are accounted for as a single deliverable. Fees and assessments are billed monthly and recognized as revenue in the same month as the services are provided and charges become fixed or determinable. Membership annual dues are established, billed and payable each year for continuing membership during the succeeding year. Annual dues are recognized as revenue in the year to which the continuing membership applies. Any Member may resign from the Company at any time but if the Member resigns or is terminated, fees and dues for the remainder of the applicable term become immediately due and payable, and are recognized as revenue when cash is received regardless of term of contract. New Member affiliation fee revenues are recorded upon approval of the new Member by the board of directors and acceptance of membership terms by the property owner. New SureStay franchisee nonrefundable initial fees are due and recorded upon execution of a franchise agreement.

Best Western Travel Card® (a card having no expiration date and no usage or non-usage fees) revenue is recognized when: (i) the Best Western Travel Card is redeemed, or (ii) the likelihood of the Travel Card being redeemed is remote (Travel Card breakage), and the Company determines that there is not a legal obligation to remit the unredeemed Travel Card balance to the relevant jurisdiction. The determination of the Travel Card breakage rate is based upon Company specific historical redemption patterns. Travel Card breakage is included in Program revenues in the Consolidated Statements of Revenues, Expenses and Net Assets.

Other revenues in the Consolidated Statements of Revenues, Expenses and Net Assets consist of international fees and other fees from Member meetings, training, QA inspections and other services, and are recognized in the month as the services are provided.

All other revenue sources, such as program fees, are recognized in the month that the product or service is provided. Revenues, including rebates from vendors, and associated costs of product sold to Members where the Company does not assume the risk and rewards of ownership of the product, is not the primary obligator, and does not possess other indicators of gross reporting, is reported as a net amount earned, which is reflected in net revenues.

Significant Estimates and Assumptions

Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

The Company offers BWR®, a frequent stay program for guests of its Member and franchisee hotels. Guests who participate in the program earn points or partner rewards for each stay at a Member or franchisee hotel. The points earned never expire and can be redeemed for free room nights, merchandise, gift cards, and airline and partner rewards. The Company records a liability related to the estimated cost per point of future redemption obligations based on an incremental cost approach by analogy to ASC 605-60. This liability represents management’s estimate of the future obligation of awards for points earned but not yet redeemed by program participants.

Recent accounting pronouncements

Recent Accounting Guidance Not Yet Adopted

In May 2014, as part of its ongoing efforts to assist in the convergence of GAAP and International Financial Reporting Standards, the FASB issued a new standard codified in Accounting Standards Codification (“ASC”) 606, “Revenue Recognition – Revenue from Contracts with Customers,” which amends the guidance in former ASC 605, “Revenue Recognition.” Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The standard is effective for private companies for reporting periods beginning after December 15, 2018. Early adoption is permitted beginning with annual reporting periods beginning after December 15, 2016. The Company is continuing to evaluate the impact of the provisions of ASC 606.

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02 “Leases” (“ASU 2016-02”). This new guidance is intended to improve financial reporting about leasing transactions. ASU 2016-02 will require companies that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The accounting by companies that own the assets leased by the lessee (the lessor) will remain largely unchanged from current GAAP. The standard is effective for fiscal years beginning after December 15, 2018 and December 15, 2019 for public and private companies, respectively, and early adoption is permitted. The Company is currently assessing the impact of the adoption of this guidance

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

We have not historically been subject to interest rate risk because we have not incurred any long-term debt obligations. In the event we determine to make investments in land and our hotel development projects in strategic markets and locations, we may incur debt or other obligations that could cause us to be exposed to interest rate risk.

Foreign currency risk

We are exposed to market risk from fluctuations in foreign currencies. For fiscal year 2017, approximately $86.0 million, or 23%, of our revenues and $6.9 million of our excess of revenues over expenses after estimated income taxes were derived from operations outside the United States. Holding other variables constant, if the U.S. dollar increased or decreased by 10% against the foreign currencies used by our operations in fiscal 2017, revenues and revenues over expenses would have been changed by approximately $0.4 million and $1.3 million, respectively.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our Directors and executive officers as of April 1, 2018.

Name	Age	Position
David Kong	67	President and Chief Executive Officer
Dorothy Dowling	61	Senior Vice President and Chief Marketing Officer
Ron Pohl	57	Senior Vice President and Chief Operations Officer
Lawrence Cuculic	61	Senior Vice President, General Counsel and Corporate Secretary
Mark Straszynski	46	Senior Vice President and Chief Financial Officer
Greg Adams	54	Senior Vice President and Chief Digital Officer
Suzi Yoder	58	Senior Vice President, International Operations
James J. Cosgrove	56	Chairman and Director
Anthony Klok	58	Director, Board Vice-Chairperson
Peter Kwong	56	Director, Board Secretary-Treasurer
Terrance J. Bichsel	64	Director
John L. Kelly	52	Director
Ishwar Naran	67	Director
L. Terry Porter	61	Director

The following is a brief description of the business experience of the persons listed above.

David Kong has served as our President and Chief Executive Officer since 2004. Over the course of his 16-year career with us, Mr Kong. has also served as our Executive Vice President of International Operations, Senior Vice President of Marketing and Development and Senior Vice President of Strategic Services and Operations. Prior to joining us, Mr. Kong held leadership positions with KPMG Consulting, Hyatt Hotels, Omni International and Hilton Hotels. In total, Mr. Kong has over 40 years of experience in the hospitality industry. Mr. Kong is an active member of the American Hotel & Lodging Association and served as its chairman in 2010. In 2010, Mr. Kong was appointed to the United States Department of Commerce Travel and Tourism Advisory Board and served for three years. Mr. Kong earned a bachelor’s degree from the Travel Industry Management School from the University of Hawaii.

Dorothy Dowling joined us in 2004 and currently serves as our Senior Vice President and Chief Marketing Officer. Prior to joining us, Ms. Dowling held executive-level positions with ARAMARK, Cendant (now Wyndham Hotel Group), Royal Host REIT, Forte Hotels and Laventhol and Horwath. Mrs. Dowling has over 30 years of experience in the hospitality industry. In addition, Ms. Dowling serves on the Global Business Travel Association Board, HSMAI Foundation Board, USTA board of directors and is an independent trustee on the board of directors of CubeSmart, a publicly-traded real estate investment trust and provider of self-storage facilities, and a member of its corporate governance and nominating committee. Ms. Dowling has a joint Masters of Arts degree in sociology and leisure studies from the University of Waterloo in Ontario.

Ron Pohl joined us in 2007 and currently serves as our Senior Vice President and Chief Operations Officer. Prior to joining us, Mr. Pohl spent 25 years with Boykin Management Company and Marriott Corporation, where he served in a number of senior-level positions in the areas of marketing, sales, and revenue management. Mr. Pohl has over 35 years of experience in the hospitality industry. Mr. Pohl currently serves on the American Hotel & Lodging Association’s board of directors and the advisory board for Grand Canyon University. He previously served on the board of directors for the Convention & Visitors Bureau of Greater Cleveland.

Lawrence “Larry” Cuculic joined us in 2009 and currently serves as our Senior Vice President, General Counsel and Corporate Secretary. Before joining us, Mr. Cuculic was Senior Vice President, General Counsel and

Corporate Secretary for Wabash National Corporation (NYSE: WNC). Previously, Mr. Cuculic served as Vice President (Legal) and Corporate Secretary for American Commercial Lines, Inc. and was a partner in the law firm Gambs, Mucker & Bauman. Before retiring from the U.S. Army, Mr. Cuculic served as a Judge Advocate General’s Corps officer in various legal positions, including appointment as a military judge. Mr. Cuculic received his B.S. from the U.S. Military Academy at West Point and his J.D. from Notre Dame Law School. He also earned an LL.M. degree from the U.S. Army Judge Advocate General’s School, and graduated from the U.S. Army Command and General Staff College.

Mark Straszynski joined us in 2008 and currently serves as our Senior Vice President and Chief Financial Officer. Prior to joining us, Mr. Straszynski was the Corporate Controller and Treasurer for United Plastics Group, Inc., a private equity-owned global-contractor manufacturing company, and served in senior audit and consulting positions for Ernst & Young LLP and Grant Thornton LLP. Mr. Straszynski has 25 years of extensive experience in global finance, accounting, strategic development, risk management, restructuring and organizational change. He earned a B.S. in accountancy from Northern Illinois University and an M.B.A. from the Kellogg School of Management at Northwestern University. Mr. Straszynski is also a Certified Public Accountant.

Greg Adams joined us in 2013 and currently serves as our Senior Vice President and Chief Digital Officer. Prior to joining us, Mr. Adams served as President and Chief Executive Officer of iMedia Vortex LLC, an e-commerce consulting company assisting businesses with their digital transformation strategies. Mr. Adams has more than 20 years of experience in technology management, marketing and sales leadership positions for Marriott International Inc., Hyatt Hotels Corp., and Starwood Hotels & Resorts Worldwide Inc. Mr. Adams studied business administration and management at the University of Nebraska at Omaha and Bellevue University.

Suzi Yoder joined us in 1994 and currently serves as the Senior Vice President of International Operations. She is a 24-year hospitality industry veteran. In her current position Ms. Yoder is responsible for uniting our development and operations arms for all areas outside of the United States, Canada and Asia. She also oversees the management of agreements with entities sub-licensing the Best Western name in various countries around the world. She began her career with us as the director of European Reservations. In that role she oversaw the day-to-day operation of the Milan and Dublin reservation centers. Prior to joining us, Ms. Yoder had a 15-year career with Utell International where she held various senior positions and responsibility for call centers, operations and sales in Europe, the Middle East and Africa.

James “Jim” J. Cosgrove has served as our Chairman of the board of directors since 2017 and a member of our board of directors since 2011. Mr. Cosgrove has owned and operated the award-winning Best Western Plus Revere Inn & Suites in Paradise, Pennsylvania since 1997. Before being elected to our board of directors to represent the interests of Best Western-branded hotels in District VII, Mr. Cosgrove held a number of leadership positions with us. Mr. Cosgrove served as a Best Western Governor for southeastern Pennsylvania and as a member of our marketing advisory and reservation and technology committees. In addition, he served as chair of our New York, New Jersey and Pennsylvania marketing co-operative and sat on the board of our global marketing group. Mr. Cosgrove earned a B.S. in business administration from LaSalle University in Philadelphia, Pennsylvania. Mr. Cosgrove contributes his extensive experience in leadership positions with us and his over 30 years of experience in the hospitality industry to our board of directors.

Anthony Klok has served as one of our Directors since 2013 and currently serves as the Vice-Chairman for our board of directors. Mr. Klok is a principal and co-founder of Rebel Hospitality, which has managed and developed numerous hotel and multi-unit housing projects. Mr. Klok has an ownership interest in the Best Western Plus Hawthorne Terrace in Chicago, Illinois and three additional hotels that are not affiliated with us. Mr. Klok has more than 15 years of experience in the hospitality industry and as a Member. He previously served as a Best Western Governor as well as a member of the quality assurance committee, including serving as chairman, and a member of our global marketing group. In addition, Mr. Klok is an executive board member of the Illinois Hotel and Lodging Association, a special service commissioner for the City of Chicago and a member of the DePaul University School of Hospitality Advisory Board. Mr. Klok is a graduate of the University of Illinois, Urbana-Champaign, having received a B.S. in civil engineering. Mr. Klok was elected to serve as a member of our board of directors to represent the interests of Best Western-branded hotels in District III. Mr. Klok contributes his extensive knowledge of finance and operations and experience in the hospitality industry gained throughout the course of his career to our board of directors.

Peter Kwong has served as one of our Directors since 2015 and currently serves as the Secretary-Treasurer for our board of directors. Mr. Kwong has been a Member for 25 years with previous service as a Best Western Governor as well as a member of the District VI marketing co-operative and our reservation technology committee. Mr. Kwong has ownership interests in two hotels, including the Best Western Plus Dragon Gate Inn in Los Angeles, California. Additionally, he is an owner in KDI – a real estate development company in Los Angeles that is not affiliated with us. In total, Mr. Kwong has more than 35 years of experience in the hospitality industry. Mr. Kwong also has extensive experience outside the hospitality industry through service as chairman and director of Golden Security Bank for 25 years and prominent positions in several professional organizations, including as Director of the Los Angeles Convention and Visitors Bureau and the founding member of the Los Angeles Chinatown Business Improvement District. Mr. Kwong is a graduate of the University of Southern California’s Marshall School of Business, earning a B.S. in real estate finance and development, and a minor in music specializing in performing arts. Mr. Kwong was selected to serve as a member of our board of directors to represent the interests of Best Western-branded hotels in District VI. Mr. Kwong brings substantial operational knowledge gained through numerous leadership and advisory positions, including such positions with us, and his hospitality and real estate experience to his service on our board of directors.

Terrance “Terry” J. Bichsel has served as one of our Directors since November 2014. Mr. Bichsel previously served as the Chairman of our board of directors in 2017, Vice-Chairman of our board of directors in 2016, and Secretary-Treasurer of our board of directors in 2015. Prior to serving as a member of our board of directors, he served as a Best Western Governor for the northern Oregon coast and Portland metro area. Mr. Bichsel acquired the Best Western Plus Ocean View Resort in Seaside, Oregon in 2002 and developed a second independent brand hotel in Seaside, Oregon in 2007. Mr. Bichsel is a certified hotel administrator and a 40-year veteran of the hospitality industry. Mr. Bichsel has been a General Manager and Regional Vice President for multiple branded hotels. In addition, he has held executive management positions for industry leaders, including Senior Vice President, Chief Operating Officer for John Q. Hammons Hotels, Inc., President-Parks & Resorts Division for ARAMARK Corporation, and Senior Vice President-Worldwide for Holland America Cruise Line. In these capacities, Mr. Bichsel has been responsible for more than 20 new hotel openings in his career. Mr. Bichsel was elected to serve as a member of our board of directors to represent the interests of Best Western-branded hotels in District II. Mr. Bichsel’s extensive experience in operations, strategic planning, acquisitions and divestitures, new product development, client, franchisor and partnership relations, asset management and sales and marketing is valuable to our board of directors.

John L. Kelly has served as one of our Directors since 2016 where he represents the interests of Best Western-branded hotels in District II. Mr. Kelly has owned and operated the Best Western Hensley’s in El Reno, Oklahoma since 1993 and the Best Western Inn & Suites in Yukon, Oklahoma since 2000. Since 1998 and prior to his election as a director, Mr. Kelly served as a Best Western Governor. He was also a member of our reservation and technical committee from 1998 to 2003 where he served as chair for three years. In addition, he is an active member of his community, serving in leadership positions with a variety of community organizations focusing on tourism and lodging and hospitality, including the State of Oklahoma Tourism Advisory Committee. Mr. Kelly received a B.S. in chemistry from the University of Oklahoma and served as a Naval Aviator in the U.S. Navy for 12 years (active and reserve). Mr. Kelly brings a diverse experience in a variety of leadership and advisory capacities and in the hospitality industry to our board of directors.

Ishwar Naran is the President and CEO of Premier Resorts and Management and has served as one of our Directors since 2016. He has been a Member for 16 years, serving on numerous advisory committees within the organization prior to being elected to our board of directors. Mr. Naran owns three Best Western properties—the Best Western Wesley Chapel in Wesley Chapel, Florida; the Best Western Daytona Inn Seabreeze Oceanfront in Daytona Beach, Florida; and the Best Western Plus Columbia North East in Columbia, South Carolina. Mr. Naran has more than three decades of experience in the hospitality industry, having developed, acquired and managed over 30 hotels throughout his career. Mr. Naran is currently a member of numerous economic development and hospitality professional organizations, including on the board of the Hotel-Motel Association and as the founder and former President of the Indian Association of Greater Daytona Beach. Mr. Naran earned his degree in civil engineering from the University of Birla Vishwakarma Mahavidyalaya in India. Mr. Naran was selected to serve as a member of our board of directors to represent the interests of Best Western-branded hotels in District IV. Mr. Naran contributes his extensive management and hospitality experience to our board of directors.

L. Terry Porter has served as one of our Directors since 2013. Mr. Porter previously served as Chairman of our board of directors in 2016, Vice-Chairman of our board of directors in 2015, and Secretary-Treasurer of our board of directors in 2014. Mr. Porter has had an ownership interest in and operated the Best Western Plus Town & Country Inn in Cedar City, Utah since 1989. Before being elected to our board of directors, Mr. Porter was a Best Western Governor, representing hoteliers in central and southern Utah, including the area surrounding Bryce Canyon National Park. He has served on a variety of community organizations focusing on travel and lodging, including on the board of the Utah Travel Council. Mr. Porter is a graduate of Brigham Young University, receiving a bachelor’s degree in business management. Mr. Porter was selected to serve as a member of our board of directors to represent the interests of Best Western-branded hotels in District I. Mr. Porter contributes his extensive leadership and hospitality experience gained throughout his career to our board of directors.

Composition of the Board of Directors

Prior to and following the Conversion, our board of directors will consist of seven Directors. Currently, each member of our board of directors is selected by Members in certain of the geographic areas in which we operate to represent the interests of those Members. We refer to these geographic areas as “Districts.” Pursuant to the Plan of Conversion, as described under the heading “Conversion Proposal” in this information statement/prospectus, the Members in each of our seven Districts will be issued a separate Series of our Common Stock (for example, Members in District 1 will receive Series A-1 Common Stock, Members in District II will receive Series A-2 Common Stock, etc.). Each Series will be entitled to elect one member to our board of directors, voting as a separate class. To be nominated and elected to the board of directors, such Director nominee must meet the specified qualifications set forth in our Amended and Restated Bylaws, including that such Director nominee must have a material interest in (1) a shareholder and (2) a Best Western-branded property in the District corresponding to the Series of Common Stock for which such Director is nominated. For a description of the rights of the separate Series of Common Stock, see the description under the heading “Description of Capital Stock Following the Conversion—Common Stock” in this information statement/prospectus.

Our Amended and Restated Articles of Incorporation provides that our Directors will be elected by a plurality of the votes of the shares entitled to vote in the election of such Directors. Newly created directorships resulting from any increase in the authorized number of Directors will be filled by resolution of a majority of the Directors then in office. For a description of the processes for filling any vacancies in our board of directors resulting from death, resignation, disqualification, removal from office or any other cause, see the description under the heading “Description of Capital Stock Following the Conversion—Removal of Directors; Vacancies” in this information statement/prospectus.

Following the Conversion, our board of directors shall be divided into two classes, as nearly equal in number as possible, hereby designated Class I and Class II. The term of office of the initial Class I Directors shall expire at the annual meeting of shareholders held in 2019 and the term of office of the initial Class II Directors shall expire at the annual meeting of shareholders held in 2020. The table below sets forth our Districts and the member of our board of directors elected to represent that District.

District	Location	Class of Director	Series of Common Stock	Current Board Representative for District
District 1	Arizona, Colorado, Kansas, Missouri, Nebraska, New Mexico, Utah and Wyoming	Class I	Series A-1 Common Stock	L. Terry Porter

District 2	Alaska, Washington, Oregon, Idaho, Montana, North Dakota and South Dakota and Alberta, Canada, British Columbia, Canada, Manitoba, Canada and Saskatchewan, Canada.	Class I	Series A-2 Common Stock	Terrance J. Bichsel

District 3	Illinois, Indiana, Iowa, Kentucky, Michigan, Minnesota, Wisconsin and Ontario, Canada	Class II	Series A-3 Common Stock	Anthony Klok

District 4	Florida, Tennessee, Alabama, Georgia, South Carolina, North Carolina, Puerto Rico and Haiti	Class I	Series A-4 Common Stock	Ishwar Naran

District 5	Arkansas, Louisiana, Mississippi, Oklahoma and Texas	Class I	Series A-5 Common Stock	John L. Kelly

District 6	California, Nevada and Hawaii	Class II	Series A-6 Common Stock	Peter Kwong

District	Location	Class of Director	Series of Common Stock	Current Board Representative for District
District 7	Connecticut,
Delaware, District
of Columbia,
Maine, Maryland,
Massachusetts, New
Hampshire, New
Jersey, New York,
Ohio, Pennsylvania,
Rhode Island,
Vermont, Virginia,
West Virginia and
New Brunswick,
Canada,
Newfoundland,
Canada, Nova
Scotia, Canada,
Prince Edward
Island, Canada and
	Quebec, Canada	Class II	Series A-7 Common Stock	James J. Cosgrove

Board Committees

Our board of directors has not established separate committees and does not anticipate establishing board committees as of the Conversion Date. The board of directors has considered establishing board committees, but believes that it operates efficiently and in the best interests of its Members by operating as a single board.

Compensation Committee Interlocks and Insider Participation

The board of directors has chosen not to establish a separate compensation committee. The board of directors determines the compensation of our chief executive officer and reviews proposals by our chief executive officer for the compensation of his direct reports. There were no compensation committee interlocks in fiscal 2017. None of our board members are employees or officers of the Company. Each of our Directors (or an affiliate of our Directors) is a party to a membership agreement with the Company, and as a result, our Directors pay system and other fees to us based upon the terms of their respective membership agreements. Our Directors are party to such membership agreements and intend to be party to the New Franchise Agreements on the same terms and conditions as each of the other Members of the Company.

As of the Conversion Date, we do not expect any compensation committee interlocks. We expect the board of directors to determine the compensation of our chief executive officer and our chief executive officer to present proposals to the board of directors for the compensation of his direct reports.

Family Relationships

There are no family relationships between any of our executive officers and Directors.

Code of Business Conduct and Ethics

Our board of directors will establish a code of business conduct and ethics that applies to our officers, Directors and employees. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code.

Only our board of directors will be able to approve any waiver of the code of business conduct and ethics for our executive officers or Directors, and any such waiver shall be promptly disclosed as required by law.

Corporate Governance Profile

We will structure our corporate governance in a manner that we believe closely aligns our interests with those of our shareholders. Notable features of our corporate governance structure will include the following:

•	after the Conversion, our seven person board of directors will be staggered, with term of office of the initial Class I Directors shall expire at the annual meeting of shareholders held in 2019 and the term of office of the initial Class II Directors shall expire at the annual meeting of shareholders held in 2020;

•	of the seven persons who will serve on our board of directors, all of the Company’s non-employee Directors are expected to be determined by our board of directors to be independent, within the meaning of the independence standards of the New York Stock Exchange, even though the Company will not be subject to such standards upon the effectiveness of the Conversion;

•	at least one of our Directors will qualify as an “audit committee financial expert” as defined by the SEC;

•	each of our Directors will be elected by a plurality of the votes of the shares of the applicable Series (which corresponds to the District in which such Director is a Member) entitled to vote in the election of such Directors;

•	we are continuing our Governor and Advisory Committee programs to ensure that the concerns of our hotel franchisees are heard and their feedback considered before any significant brand changes; and

•	we will continue to hold District meetings, and an annual convention for our hotel franchisees.

Our Directors will stay informed about our business by attending meetings of our board of directors and through supplemental reports and communications. Our Directors will meet regularly in executive sessions without the presence of our corporate officers. Our Amended and Restated Bylaws will also provide that shareholders may attend annual and regularly scheduled board of director meetings, as is permitted under our current bylaws.

EXECUTIVE COMPENSATION

The following section provides compensation information pursuant to the scaled disclosure rules applicable to “emerging growth companies” under the rules of the SEC. We discuss the material components of our executive compensation program for our Chief Executive Officer and our two other most highly compensated executive officers, who we refer to as our “named executive officers.” As of the year ended November 30, 2017, our named executive officers and their positions were as follows:

•	David Kong, President and Chief Executive Officer;

•	Dorothy Dowling, Senior Vice President and Chief Marketing Officer; and

•	Lawrence Cuculic, Senior Vice President, General Counsel and Corporate Secretary.

Overview

Historically, our board of directors has set the compensation of our chief executive officer and has reviewed proposals by our chief executive officers for the compensation of his direct reports. The primary objectives of our executive compensation program have been to:

•	attract, engage and retain superior talent who contribute to our long-term success;

•	motivate, inspire and reward executive officers whose knowledge, skills and performance are critical to our business;

•	ensure compensation is aligned with our corporate strategies and business objectives; and

•	provide our executive officers with incentives that effectively align their interests with those of our Members.

Executive Compensation Design Overview

During the year ended November 30, 2017, all of our named executive officers were employees of the Company. Historically, we have not been subject to stock exchange listing standards requiring us to have a majority independent board or relating to the formation and functioning of board committees, including audit, nominating and compensation committees. Our entire board of directors has been involved in the determination of the compensation of our named executive officers. Our chief executive officer has made recommendations to the board of directors regarding the compensation of his direct reports, which has included our named executive officers.

Historically, our executive compensation program has reflected our desire to retain top talent who are critical to our membership’s success participating in the confines of our membership association structure. The compensation of our named executive officers has consisted of a combination of base salary, performance-based cash bonuses, long-term cash bonuses and certain other benefits, as described below. Our executive officers and salaried employees also are eligible to receive health and welfare benefits consistent with our industry.

In connection with its consideration of transitioning the Company to a for-profit corporation, in January 2018, the board of directors retained Mercer (US) Inc. (“Mercer”), a wholly-owned subsidiary of Marsh & McLennan Companies, and a third party compensation consultant, to provide market based information to help our board of directors compare the compensation of our chief executive officer and his direct reports with that of a peer group. Additionally, Mercer serves as our third party benefits broker associated with health and welfare benefits programs.

The recent competitive market data provided by Mercer in 2018 was based, in part, on the following peer group developed by Mercer in consultation with Company management:

• Marriott Intl Inc.	• Hyatt Hotels Corp.	• La Quinta Holdings Inc.
• Hilton Worldwide Holdings	• Intercontinental Hotels	• Choice Hotels Intl Inc.
• Wyndham Worldwide Corp.	• Extended Stay America Inc.

Peer group executive compensation programs typically provide long-term equity incentive awards, while the Company’s executive compensation programs provide both short term and long term incentive compensation solely in cash. Also, the data provided by Mercer indicated target total direct compensation of our named executive officers was significantly below that of the peer group. The value of long term incentive awards for our named executive officers as a percentage of base salary was also significantly below the peer group median.

None of the Mercer competitive market data was available for consideration of fiscal 2017 executive compensation. As of the date of this information statement/prospectus, the Mercer competitive market data had not been considered in making any executive compensation decisions for 2018.

Risk Assessment and Compensation Practices

We do not believe that our compensation policies and practices create risks that are reasonably likely to have a material adverse effect the Company.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, and paid to our named executive officers.

	Salary	Bonus (1)	Nonequity incentive plan compensation (2)	All other compensation (3)	Total
David Kong	$886,259	$1,000,000	$1,000,000	$384,874	$3,271,133
Dorothy Dowling	475,475	230,349	230,349	171,496	1,107,669
Lawrence Cuculic	428,212	217,675	217,675	127,512	991,074

(1)	Represents payments under our Long-Term Incentive Plan.
(2)	Represents payments under our 2017 Executive Bonus Plan.
(3)	The following table further illustrates the components of “All other compensation:”

	Car Allowance	MERP (a)	Tax Gross-Up (b)	Executive Healthcare Allowance (c)	401(k) Contribution (d)	NQDC Plan Contribution (e)	Other (f)	Total
David Kong	$11,158	$8,407	$58,222	$7,273	$18,550	$261,920	$19,344	$384,874
Dorothy Dowling	11,158	26,166	25,350	10,194	18,550	77,700	2,378	171,496
Lawrence Cuculic	11,158	11,391	9,076	7,273	18,550	67,652	2,412	127,512

(a)	Includes reimbursed medical expenses under the Company’s Medical Expense Reimbursement Program (“MERP”). See “—Medical Expense Reimbursement Program.”
(b)	Includes tax gross-up in respect of earnings under the Company’s nonqualified deferred compensation plan (“NQDC Plan”), MERP disbursements and spousal or qualified companion travel benefits.
(c)	Includes premiums for health and welfare programs paid on behalf of the executive by the Company.
(d)	Includes certain nondiscretionary employer contributions and discretionary employer matching of 401(k)Plan contributions made by the executive in fiscal 2017. See “—401(k) Plan.”

(e)	Includes employer matching under the terms of the NQDC Plan. See “—Nonqualified Deferred Compensation Plan.”
(f)	Includes premiums for group life term insurance paid on behalf of the executive by the Company and travel costs of spouses or qualified companions who accompanied executives to business meetings paid by the Company.

Base Salaries

Base salaries established for the Company’s named executive officers are intended to reflect each individual’s responsibilities, experience, historical performance and other discretionary factors deemed relevant by the board of directors with respect to the chief executive officer and by the chief executive officer with respect to the other named executive officers and have generally been set at levels deemed necessary to attract and retain individuals with superior talent.

Long-Term Incentive Plan

The Company established the Long-Term Compensation Incentive Plan for Key Contributors (the “LTIP”), effective July 2007. The LTIP is a discretionary cash bonus plan administered by the board of directors (or a compensation committee thereof). After the end of each fiscal year, the board of directors makes a final determination, in its discretion, of the amount of the award for each key contributor. The board of directors considers various components of the key contributor’s performance, determined in its discretion, during the fiscal year in reaching its determination of the amount of the award. The long-term incentive compensation aspect of the award is provided by deferring its payment until the third fiscal year following the performance fiscal year. The LTIP provides that upon voluntary or involuntary separation from service, the amount of unpaid awards is forfeited unless the separation from service is due to the participant’s death, disability, retirement or if terminated by the Company without “cause” or by the key contributor for “good reason,” in which case the participant will be entitled to receive all unpaid awards plus a pro rata portion of the award granted to the participant during the fiscal year when such separation occurred.

2017 Executive Bonus Program

We maintain an annual cash incentive program for our executive officers, including our named executive officers. The board of directors determines the plan performance components early in each fiscal year and makes a final determination of the cash bonus amount to be awarded at the end of the fiscal year based upon actual performance against such plan performance components. In fiscal 2017, corporate performance weighted 100% of the chief executive officer’s bonus award as determined by our board of directors. In fiscal 2017, corporate performance weighted 55% of the bonus award as determined by our board of directors, individual performance weighted 35% of the bonus award and department performance weighted 10% of the senior vice presidents’ bonus awards as determined by the chief executive officer. At target performance, the target bonus for our chief executive was 100% of annual base salary and for our senior vice presidents was 40% of annual base salary.

401(k) Plan

Our named executive officers also participate in health and welfare plans generally available to our employees, including our 401(k) plan (the “401(k) Plan”). The Code limits the contributions our named executive officers can make to the 401(k) Plan. In fiscal 2017, we made nondiscretionary cash contributions equal to 3% of a participant’s eligible salary or wages up to a maximum employer contribution of 3% of the IRS’s employee compensation limit for calculating contributions, which was $265,000 in fiscal 2017. In fiscal 2017, we also made discretionary matching cash contributions equal to 100% of the first 4% of participants’ contributions to the 401(k) Plan up to a maximum contribution of 4% of the IRS’s employee compensation limit for calculating contributions, which was $265,000 in fiscal 2017.

Nonqualified Deferred Compensation Plan

The Nonqualified Deferred Compensation Plan, or NQDC Plan, originally effective on June 1, 1997 and as restated as of December 1, 2016, is an unfunded and unsecured deferred compensation arrangement that is designed to allow the participants to defer a specified percentage no greater than 20% of their base and bonus compensation (the “Includible Compensation”), in a manner similar to the way in which our 401(k) Plan operates, but without regard to the maximum deferral limitations imposed on 401(k) plans by the Code. It is a requirement that each participant in the NQDC Plan participates in our 401(k) Plan. As required by applicable law, participation in the NQDC Plan is limited to a group of the Company’s management employees, which group includes each of our named executive officers. Participants are 100% vested in his or her account, which will be distributed in cash following his or her separation from service from the Company at the time and in the manner specified in the plan and the participant’s election form. Each named executive officer currently participates in the NQDC Plan.

The NQDC Plan also provides for four separate types of employer matching contributions for eligible participants. The first matching contribution equals an amount determined by multiplying the participant’s Includible Compensation by (a) the percentage of the participant’s contribution to the NQDC Plan, not to exceed 6% of the participant’s Includible Compensation in the plan year, and (b) the matching percentage of our 401(k) Plan for NQDC participants, which in fiscal 2017 was 4% (the “Matching Percentage”), provided that the participant must contribute the maximum allowable contribution to our 401(k) Plan and also must contribute to the NQDC Plan such that the total contributions to both plans equal or exceed 6% the participant’s Includible Income in the plan year. This matching contribution amount is reduced by any amounts already contributed to the participant’s 401(k) Plan by the Company in the same plan year.

The second matching contribution is an amount equal to 3% of the participant’s Includible Compensation in the plan year that exceeds the contribution limit from Code Section 401(a)(17) on compensation applicable to our 401(k) Plan (which was $18,000 in fiscal 2017), provided that the participant must have completed a year of service before the plan year ends and also must elect for a deferral of at least 2% of the participant’s Includible Compensation for the plan year.

The third matching contribution is an amount equal to (a) the rate of old age survivors and disability insurance tax under Code Section 3101 that is in effect at the beginning of the plan year (which in fiscal 2017 was 6.2%), multiplied by (b) the portion of the participant’s Includible Compensation for a plan year that exceeds the social security taxable wage base in effect at the beginning of the plan year, or $127,200 in fiscal 2017, provided that the participant must elect for a deferral of at least 2% of the participant’s Includible Compensation for the plan year.

The fourth matching contribution is an amount equal to (a) the Matching Percentage multiplied by (b) the participant’s Includible Compensation for the plan year subtracted by the sum of both (x) the Matching Percentage multiplied by the contribution limit from Code Section 401(a)(17) at the beginning of the plan year, or $18,000 for fiscal 2017, and (y) the elective deferral limit under Code Section 402(g) (determined without regard to catch-up contributions under Section 414(v)) for the calendar year in which the plan year ends (which in fiscal 2017 was $18,000).

Medical Expense Reimbursement Program

The Company provides a MERP to its executive officers of up to $28,000 annually to help offset out-of-pocket medical expenses that are not covered by medical and health insurance plans, such as co-pays and co-insurance.

Employment Agreements

Mr. David Kong

The Company entered into an employment agreement with Mr. Kong on May 16, 2013, as amended on May 15, 2014 and March 22, 2016. Pursuant to the terms of the employment agreement, Mr. Kong was entitled to an initial base salary, subject to review and adjustment by the board of directors (or committee thereof) on an annual basis. In addition to base salary, Mr. Kong is eligible to receive a bonus, in the sole discretion of the board of directors, of up to 100% of his base salary based upon the board of directors’ (or committee thereof) evaluation of Mr. Kong’s performance. Mr. Kong’s employment agreement continues until November 30, 2021, unless earlier terminated pursuant to the terms of the agreement. If Mr. Kong’s employment is terminated without “cause” by the Company or for “good reason” by Mr. Kong, he will be entitled to receive, upon executing a waiver and release agreement and a three-year non-compete agreement, additional cash payments equal to (i) 100% of his then applicable base salary and 100% of the bonus (at the 100% rate payable), in each case, that would have been payable for the rest of the term of his employment agreement (and in any event for at least one year), plus (ii) the sum of all LTIP awards previously awarded but not yet paid to Mr. Kong and a pro rata amount of the bonus that would otherwise have been paid for that fiscal year, calculated based upon 100% of his salary for that fiscal year, plus (iii) twelve monthly COBRA premiums, less applicable withholdings.

Upon the successful completion of the term of Mr. Kong’s employment agreement, he will be entitled to receive, upon executing a waiver and release agreement and a three-year non-compete agreement, (i) 100% of the bonus (at the 100% rate payable) that would have been payable to him based on the Company’s performance plus (ii) the sum of all LTIP awards previously awarded but not yet paid to Mr. Kong and the amount of the LTIP that would otherwise have been paid to Mr. Kong for that fiscal year, plus (iii) twelve monthly COBRA premiums, less applicable withholdings.

Mr. Larry Cuculic

The Company entered into an employment agreement with Mr. Cuculic on December 17, 2012, as amended on February 26, 2016 and August 26, 2016. Pursuant to the terms of the employment agreement, Mr. Cuculic was entitled to an initial base salary, subject to adjustment from time to time by the Company in its sole discretion. In addition to base salary, Mr. Cuculic is eligible to participate in the Company’s bonus plan. Mr. Cuculic’s employment agreement continues until May 31, 2022, unless earlier terminated pursuant to the terms of the agreement. If Mr. Cuculic’s employment is terminated without “cause” by the Company or for “good reason” by Mr. Cuculic, he will be entitled to receive, upon executing a waiver and release agreement, additional cash payments equal to (i) 100% of his then applicable base salary and 100% of the bonus (at the 100% rate payable), in each case, that would have been payable for the rest of the term of his employment agreement (and in any event for at least one year), plus (ii) the sum of all LTIP awards previously awarded but not yet paid to Mr. Cuculic and a pro rata amount of the bonus that would otherwise have been paid for that fiscal year, calculated based upon 100% of his salary for that fiscal year, plus (iii) twelve monthly COBRA premiums, less applicable withholdings.

Upon the successful completion of the term of Mr. Cuculic’s employment agreement, he will be entitled to receive, upon executing a waiver and release agreement, (i) 100% of the bonus (at the 100% rate payable) that would have been payable to him based on the Company’s performance plus (ii) the sum of all LTIP awards previously awarded but not yet paid to Mr. Cuculic and the amount of the LTIP that would otherwise have been paid to Mr. Cuculic for that fiscal year, plus (iii) twelve monthly COBRA premiums, less applicable withholdings.

Executive Severance Policy

November 2017, our board of directors approved the Company’s Executive Policy, which we refer to as the “Executive Severance Policy.” The Executive Severance Policy applies to the Company’s Senior Vice Presidents and provides that in the event of a “qualifying event,” each executive will be entitled to receive payments equal to one year of the then applicable base salary plus a pro rata amount of such executive’s target bonus at the 100% level for the fiscal year in which the qualifying event occurs. A “qualifying event” occurs when such executive’s employment with the Company ending either in termination by the Company without “cause” or by the executive for “good reason,” as such terms are defined in the Executive Severance Policy. However, if the qualifying event occurs within two calendar years of both: (i) the Company converting to a for profit corporation and (ii) the date on which a third-party (i.e., not Company shareholders who were previously Best Western Members) purchases a majority of the Company’s outstanding equity, the event payment shall be the equivalent of two years base salary plus a pro rata amount of the executive officer’s target bonus at the 100% level for the fiscal year in which the qualifying event occurs based upon length of service in the fiscal year in which the qualifying event occurs. The Executive Severance Policy has no effect on the LTIP or the 401(k) Plan. If any Senior Vice President is party to an employment agreement with the Company, the termination and severance provisions of that employment agreement govern and not the terms of the Executive Severance Policy.

DIRECTOR COMPENSATION

The table below provides information on the compensation of our Directors for the year ended November 30, 2017. Director compensation consists of $100,000 per year in director fees, reimbursed medical expenses under our MERP program and spousal or qualified companion travel benefits.

Name	Director Fees	All other compensation (1)	Total
James Cosgrove	$100,000	$18,171	$118,171
Anthony Klok	100,000	10,431	110,431
Peter Kwong	100,000	31,037	131,037
Terrance Bichsel	100,000	20,904	120,904
John Kelly (2)	98,889	24,323	123,212
Ishwar Naran	100,000	22,660	122,660
Terry Porter	100,000	33,238	133,238

(1)	The following table further illustrates the components of “All other compensation:”

Name	MERP (a)	Spousal or Qualified Companion Benefits (b)	Total
James Cosgrove	$18,171	—	$18,171
Anthony Klok	9,288	1,143	10,431
Peter Kwong	17,879	13,158	31,037
Terrance Bichsel	4,009	16,895	20,904
John Kelly	6,175	18,148	24,323
Ishwar Naran	4,225	18,435	22,660
Terry Porter	16,976	16,262	33,238

(a)	Includes reimbursed medical expenses under the Company’s MERP.
(b)	Includes travel costs of spouses or qualified companions who accompanied Directors to business meetings.

(2)	Mr. Kelly was elected to the board of directors in December 2016.

BUSINESS OF THE COMPANY

Business Overview

The Company is a leading global hospitality brand with a presence in over 100 countries and territories worldwide. We are among the top 10 largest global lodging brands by number of hotels (according to Hotels® magazine July/August 2017) with over 3,600 total branded hotels (of which over 2,000 branded hotels are in North America) and a pipeline of over 500 hotels entering our brands (of which approximately 300 such hotels are in North America). The Company has eleven unique North American Best Western hotel brands ranging from economy to upper upscale. Eight of those eleven brands have been launched in the last three years, providing new avenues for growth. The Company’s Members and franchisees operate hotels under the following proprietary brand names: Best Western®, Best Western Plus®, Best Western Premier®, Executive Residency by Best Western®, Vīb®, GLō®, SureStay® by Best Western, SureStay Plus® by Best Western, SureStay Collection® by Best Western, BW Premier Collection by Best Western®, and BW Signature Collection by Best Western®. The Company has achieved an average RevPAR index of over 109 over the last six years. We have also received many industry awards, including Business Travel News #1 Midprice and #1 Upper Midprice hotels, Top Ranked Guest Loyalty Program from US News & World Report, and nine-time Hotel Partner of the Year from AAA Travel.

The Company has a comprehensive and readily scalable platform of services that it offers to branded hotels including sales and marketing, brand management, technology and support services. Our sales and marketing team seeks to drive market share growth and to leverage our award-winning BWR® program to increase revenues to our hotel brands and to increase customer satisfaction. Our brand management team provides a full range of services, including regional service manager consultation, revenue management, Supply and Design, guest satisfaction surveys and analysis, customer relations services and education and training to hotels, in addition to outsourced QA assessments, that seek to ensure high quality and guest experiences that meet or exceed expectations, plus profitable operations. Our technology team oversees a scalable technology platform which provides reservations systems, e-commerce, cyber security and other technology support systems. Our support services team provides an in-house shared services platform that includes our call center, accounting and finance, legal and human resources. This platform allows us to drive revenue to our hotels and to grow our scale and create synergy, efficiency and leverage.

Company History

The Company was founded in 1946 in Long Beach, California as Western Motels, Inc. by M.K. Guertin, a hotelier with 23 years of experience in the business. We have been organized in North America as an Arizona nonprofit membership association since December 12, 1957. The chain began as an informal link between properties with each hotel recommending other lodging establishments to travelers.

All of our North American hotels remained under a single Best Western brand until 2010 when Members approved the establishment of our three core brands: Best Western, Best Western Plus, and Best Western Premier. The Company has complemented its three core brands with recent brand launches into new chain scales, which has fueled pipeline growth and broadened our product offerings.

Company Business Model

The Company has an asset-light business model, which together with our platform of services provides us with a solid foundation to generate stable revenues and strong returns on capital.

North America

The Company is organized as a nonprofit membership organization. As a nonprofit membership organization, we manage the operations to generate sufficient revenue to cover the expenses incurred in delivering services that will enhance brand equity and drive revenue to our hotels. The Company drives revenue primarily from fees assessed to Member hotels. These fees consist of: (i) monthly fees, (ii) affiliation fees, (iii) program revenues, (iv) international fees and other miscellaneous revenues. Members pay monthly fees on either a fixed rate per room basis or variable basis as a percentage of GRR, as well as annual dues, and advertising and technology assessments. Affiliation fees are non-refundable fees that are assessed as part of the application process. Program revenues are revenues associated with programs such as BWR®, Supply and Design, which offers our branded hotels an online catalog platform connected to endorsed vendors with discounted pricing as well as an experienced team of design professional focused on maintaining brand standards and a fee-based service for design needs, and GDS/Switch, which includes connections through our reservations platform for our hotels to leading distribution partners, such as OTAs, wholesalers, GDS and individual corporations.

The Company’s major expenses items include (i) salaries and third party labor, (ii) advertising and promotions, (iii) program cost of sales, (iv) depreciation and amortization, and (v) other expenses.

The Company has a demonstrated long-term commitment from its ownership base of Members, which has historically driven consistent and predictable revenues and financial performance. Approximately 70% of Best Western-branded hotels have been Members for over ten years, and the average tenure for a Member is 19 years. Our Members have invested in the aggregate more than $2.0 billion since 2012 in renovating and improving their properties plus installing new signage and collateral to enhance the Best Western brand’s image, refresh their properties, remain competitive and increase customer satisfaction.

As a result of our membership structure, amendments to the Company’s bylaws and Rules & Regulations must be voted on by ballot and approved by our Members. The Company has fielded at least two ballots annually for the past three years, and each ballot has contained multiple strategic initiatives. Since 2012, over 90% of ballot initiatives have been approved by Members, highlighting owner support for brand evolution and involvement in the brand’s strategic direction. Members are able to vote electronically, and voting participation has averaged 80% over the past three years.

In North America, the Company’s relationship with branded hotels falls into one of three categories, depending on the brand: (i) full membership agreement, (ii) soft brand agreement, and (iii) franchise agreement.

•	Membership Agreements: For hotels with full Member agreements (which include our Best Western, Best Western Plus, Best Western Premier, Executive Residency by Best Western, Vīb, and GLō brands), hotel franchisees are Members with voting rights and access to the Best Western platform. Members pay monthly fees, annual dues, advertising assessments, technology assessments, as well as other fees and charges.

•	Soft Brand Agreements: For hotels with soft brand agreements (which include our BW Premier Collection by Best Western and BW Signature Collection by Best Western), hotel franchisees are not Members, must maintain minimal branding standards, and have access to the Best Western Platform. These soft brand hotels generally pay an annual fee, a percentage based fee for revenue delivered, plus pass-through costs.

•	Franchise Agreements: For hotels with a franchise agreement (which include our SureStay Hotel by Best Western, SureStay Plus Hotel by Best Western brands and SureStay Collection Hotel by Best Western brands), hotel franchisees are franchisees and not Members, must maintain minimal branding standards, and have access to the Best Western platform. Franchise hotels generally pay a royalty fee of 3% of GRR and a marketing fee of 5% of GRR, plus pass-through costs.

International

Outside North America, the Company licenses its trademarks and provides reservation and other services to hotels through the following: (i) property direct relationships, (ii) affiliation agreements and (iii) master license agreements. In each of the three types of relationship, fees are paid to the Company for reservation and other services, generally on a cost-recovery basis.

•	Property Direct Relationship: Hotels with a Property Direct Relationship (“PDR hotels”) are located in specific international countries or territories and use our brand and services through a sub-license agreement. Territories with this arrangement are located in Africa, Asia (excluding China, India and Korea), the Baltic states, Belgium, Finland, Ireland, the Middle East, the Netherlands, Poland, South America, Spain, Turkey and other areas. To oversee these relationships, the Company has international offices in Ireland, Finland, the Netherlands, Turkey, Poland, Peru and Thailand. These offices manage and support international operations through development, marketing and sales, revenue management, QA, brand identity and standards and other services.

•	Affiliation Agreements: Affiliation agreements are entered into with Affiliate Organizations, which are formed as nonprofit entities for the sole purpose to initiate, plan, coordinate and execute joint marketing activities and otherwise advance the interests of their Best Western-branded hotels. Territories that use this arrangement are Central Europe, France, Great Britain, Greece, Italy, Mexico and Scandinavia. The Company provides global services and programs to Affiliate Organizations such as, reservations, marketing, brand identity and standards, and BWR® loyalty.

•	Master License Agreement: MLAs are entered into with some country-specific organizations, which are formed as for-profit entities for the sole purpose to initiate, plan, coordinate and execute joint marketing activities and otherwise advance the interests of their Best Western-branded hotels. Territories that use this arrangement are China, India and Korea. The Company provides global services and programs to MLAs such as, reservations, marketing, brand identity and standards, and BWR® loyalty.

Company Growth Strategy

We believe our Company has the vision to lead the industry in superior customer care and a mission to enhance brand equity and increase value to our hoteliers. The Company’s growth strategy focuses on creating a distinctive brand portfolio that is appealing to both hoteliers and guests; delivering guest satisfaction and building brand loyalty; growing the Company’s brands around the world; and maintaining a continuous focus on innovation.

Distinctive and Appealing Brand Portfolio: The Company and its Members invest heavily in the Best Western brand portfolio as an integral part of the Company’s growth strategy. Beginning with adding Best Western®, Best Western Plus®, and Best Western Premier® to the iconic Best Western brand, the Company has also engaged in a Design Excellence program, which resulted in Members investing over $2.0 billion since 2012 to meet new brand standards, and launched eight new global brands since 2015. The Design Excellence program is an on-going, multi-year evolution and adoption of brand standards intended to elevate guest experiences and our guest’s expectations for the brand. This includes a series of cutting-edge concepts catering to a new generation of travelers with the new-build Vīb® and GLō® brands, as well as soft brand options for most chain scale segments: upper economy (SureStay Collection® by Best Western), upper midscale (BW Signature Collection® by Best Western) and upscale and upper upscale (BW Premier Collection®). With Executive Residency by Best Western, the Company offers unique, dual-branded property options, which combine the best of the Best Western Plus® and Executive Residency by Best Western® brands. The Company believes that a distinctive and appealing brand portfolio increases the number of branded hotels and the scale of the Company.

Delivering Guest Satisfaction and Brand Loyalty: The Company strives to deliver a consistent guest experience that instills consumer confidence in the brand. The Company’s brands have enjoyed significant increases to guest satisfaction ratings in the past ten years, with scores doubling since 2007. This stems from the award-winning I Care® Every Guest, Every Time hotel staff training program and the more than $2.0 billion spent by our Members on strategic renovations associated with the Design Excellence program. In 2017, the Company announced 1,956 Best Western-branded hotels globally received the 2017 TripAdvisor® Certificate of Excellence recognition, yielding the brand’s highest level of guest satisfaction to date. To build brand loyalty, the Company has continued to make valuable enhancements to its award-winning loyalty program BWR®. By offering more rewards and recognition for Elite members and generous promotions for members of all levels, BWR®’s membership has grown to more than 33 million members globally—representing gains of nearly 15% annually, since 2007.

Continuous Innovation: The Company is committed to implementing continuous innovations that continue to position its brands as an industry leader. The Company was named to Fast Company’s coveted list of the Top Ten Most Innovative Companies in 2017 for its innovations in the AR/VR space in connection with the Best Western Virtual Reality Experience, a tool that lets potential guests visualize hotel locations’ pools, lobbies, fitness centers, and guest rooms. In addition, the Company has implemented a number of other technological advancements aimed at enhancing the guest journey from the development of an award-winning website and mobile applications to the creation of a leading mobile guest engagement platform. Our website has received the Dynatrace “Best of the Web” award for the last seven consecutive years.

Growth Around the World: In addition to a pipeline of nearly 300 hotels entering our brands in North America, Best Western brands are also growing across the globe with approximately 200 additional hotels in the pipeline. In particular, the Company opened nine new hotels in Asia in 2017, with locations in Myanmar, Japan, Indonesia, Thailand and the Philippines. These have included two brands that are entirely new to the region: BW Premier Collection and SureStay Plus® Hotel by Best Western. The Company received recognition as the “Best Debut Hotel Chain” at the 2017 India Hospitality Awards, with plans to open six additional hotels in India and three in Bangladesh in 2018.

Competitive Strengths

The Company is a recognized global lodging brand with established scale and a strong presence in the midscale to upper upscale segments, as well as, a new and growing presence in the economy segment. Highlights of our competitive strengths include:

•	Leading global hospitality company. We maintain and enhance well-recognized, established brands, as well as develop and launch a portfolio of new brands designed to meet guests’ needs. We believe overall guest satisfaction is very favorable based on service scores measured through guest satisfaction surveys (also known as Medallia). Our brand contributes approximately 70% of the total revenue to our North American hotels (total revenue includes CRS revenue plus direct-to-property revenue attributable to BWR® members). As of March 1, 2018, 43% of Best Western hotels are outside of North America, which drives global brand awareness.

•	Comprehensive and readily scalable platform. Our fully-developed platform of services and capabilities in sales and marketing, brand management, technology and reservations, and other support services create synergy and efficiency and allow us to significantly grow scale.

•	Leading position in broad midscale. The Company has achieved an average RevPAR index of over 109 over the last six years. We have also received many industry awards, including Business Travel News #1 Midprice and #1 Upper Midprice hotels, Top Ranked Guest Loyalty Program from U.S. News & World Report and nine-time Hotel Partner of the Year from AAA Travel. Our Best Western core brand ranked second in Overall Satisfaction and led the category for “breakfast” in the J.D. Power 2017 Guest Satisfaction Study.

•	Supportive hotel franchisee base. The Company enjoys strong support from our long-standing and loyal hotel franchisee group. Approximately 70% of Best Western-branded hotels have been Members for more than ten years and the average tenure for a Member is 19 years. Annually, we survey our Members regarding their satisfaction with the brand and the various services. Historically, Members have given the Company high marks for satisfaction, with an average over the past ten years of approximately 75% of our Members surveyed as satisfied or very satisfied with the brand.

•	Seasoned management team. We have a seasoned and highly regarded management team led by our President and CEO, David Kong. We believe our senior management team is one of the most experienced and accomplished team of executives in the travel industry. In aggregate, the Company’s seven-person senior management team has nearly 170 years of industry experience and almost 70 years with the Company. Through the team’s leadership, the Company has achieved significant successes, including transformative brand programs and expansion of our brand portfolio, growth of the award winning BWR® loyalty program and delivering revenue to our branded hotels, achieving a RevPAR index of over 109 over the last six years.

Company Brands

Our Best Western core brand is a trusted brand in the midscale segment, competing against brands such as La Quinta, Quality Inn and Baymont. Our Best Western Plus® brand has in its competitive set Holiday Inn Express, Hampton Inn, and Fairfield Inn in the upper midscale segment. Best Western Hotels & Resorts is also well represented in the upscale space with our Best Western Premier brand. Best Western Premier competes against Hilton Garden Inn, Courtyard, and Hyatt Place. Also, we recently introduced two new brands in the upscale/upper midscale segments, Vīb® and GLō.® Vīb competes against Element, Aloft, Indigo AC Hotels and Moxy by Marriott. GLō competes with Wyndham Garden, Clarion, Country Inn & Suites and Tru by Hilton.

The following table presents an overview of our brands, illustrating chain scale, number of rooms and estimated development pipeline as of March 1, 2018.

*	As defined by STR.

Our brands offer consumers and developers a wide range of options, including economy hotels, midscale, upper midscale and upscale properties and are as follows:

Best Western: Best Western is a midscale market brand that appeals to leisure and business travelers. Best Western hotels provide a welcoming environment, comfortable rooms, breakfast, free high-speed Internet access and great service for a reasonable value.

Best Western Plus: Best Western Plus is an upper midscale brand that appeals to leisure and business travelers looking for upgraded or “Plus” standards and amenities that provide guests enhanced style and comfort. Best Western Plus hotels and their rooms are stylish, well-appointed and provide upgraded amenities that include a free hot breakfast, free high-speed internet access and exceptional service.

Best Western Premier: Best Western Premier is an upscale brand that appeals to leisure and business travelers looking for upgraded or “Premier” standards and amenities. These hotels offer a refined atmosphere and style, with deluxe amenities and features, along with superior comfort and service for a memorable stay. Best Western Premier hotels and their rooms are stylish and well-appointed and provide upgraded amenities that include a free hot breakfast, free high-speed internet access and exceptional service.

Executive Residency by Best Western: Executive Residency is an upper midscale brand that appeals to leisure and business travelers looking for a combination of hotel and home for an enriching longer-term extended stay experience. Executive Residency hotels offer an indoor pool, three separate green spaces that invite guests outside to unwind and play, enhanced breakfast offerings, dedicated “zones” in guestrooms that help create separation between sleeping, dining, work, bathing and relaxation, and an ample kitchenette with cooktop, sink, microwave and refrigerator.

Vīb: Vīb is an upscale brand with a vibrant and stylish boutique concept – a cost-efficient urban design with hyper-connected public spaces intended for urban locations. Vīb offers social engagement, technology integration and consistent service for guests. Hotel amenities include free Wi-Fi in lobby and guestrooms, grab-n-go stations serving premium food and coffee, bar and cozy fireplace, a Zen zone, gaming pods, fitness center and more.

GLō: GLō is a midscale brand with a stylish boutique hotel intended for suburban, airport and highway locations. GLō offers travelers the best in value, design and comfort with a focus on arrival experience, streamlined and contemporary guestrooms.

BW Premier Collection by Best Western: BW Premier Collection by Best Western is a global soft brand collection of upscale and luxury market hotels that share Best Western’s rich history of providing guests with unique and local hotel experiences around the world.

BW Signature Collection by Best Western: BW Signature Collection by Best Western is a soft brand collection of upper midscale market hotels that share our commitment to delivering an exceptional and unique travel experience around the world.

SureStay Hotel by Best Western: SureStay Hotel by Best Western offers value in the economy market and provides amenities to ensure a restful and productive stay. Brand amenities include continental breakfast, a well-appointed guest room and free Wi-Fi.

SureStay Plus Hotel by Best Western: SureStay Plus Hotel by Best Western offers value in the upper economy/lower midscale market with comfortable amenities and additional on-site features to make guests feel at home. Brand amenities include breakfast with hot options to start the day, a business center, free Wi-Fi, fitness center or pool, as well as an expanded lobby.

SureStay Collection Hotel by Best Western: SureStay Collection Hotel by Best Western is a brand of full-service economy hotels. Brand amenities include complimentary Wi-Fi and meeting space.

The following table presents key statistics related to our domestic franchise system over the three calendar years ended December 31, 2017.

	Calendar Year Ended December 31,
	2015	2016	2017
	(in millions)
Domestic:
Best Western:
Occupancy	63%	62%	63%
Average Daily Rate	$92	$95	$98
RevPAR	$58	$59	$62
RevPAR Index	120	121	122

Best Western Plus:
Occupancy	67%	67%	68%
Average Daily Rate	$104	$106	$108
RevPAR	$70	$71	$73
RevPAR Index	98	97	97

Best Western Premier:
Occupancy	71%	70%	68%
Average Daily Rate	$131	$125	$130
RevPAR	$94	$88	$89
RevPAR Index	98	89	88

Source:	STR.

Best Western’s RevPAR is indexed against the North American midscale RevPAR, which is a weighted blend of U.S. and Canada midscale. Results for this index have been very strong, averaging 121 over the past three years.

Best Western Plus is indexed against the North American upper midscale RevPAR, a weighted blend of U.S. and Canada upper midscale. Results for this brand have remained steady and close to the competition, averaging 97 over the past three years.

Best Western Premier is indexed against the North American upscale RevPAR, a weighted average of the U.S. and Canada upscale performance. Best Western Premier has a relatively smaller number of properties (33 as of March 1, 2018) compared to Best Western and Best Western Plus; this smaller number of hotels results in more volatility in RevPAR and the RevPAR index. Best Western Premier’s RevPAR index has averaged 92 over the past three years.

Other Best Western brands are not represented in the above table due to those brands being newly launched and continuing to gain scale; therefore, the data is not considered sufficient or representative.

Best Western Platform

The Company has a comprehensive and readily scalable platform of services that it offers to its branded hotels including sales and marketing, brand management, technology and support services to drive superior revenue to our hotels and to significantly grow our scale and create synergy, efficiency and leverage.

Sales and marketing: The Company’s sales and marketing team leverages strategic media and consumer partnerships in the traditional and digital advertising space to build ongoing awareness of our brands and to attract and engage consumers from a variety of market segments. The Company utilizes strategic TV media spend, search engine marketing across multiple media platforms such as Google, TripAdvisor, Trivago, Bing and Kayak and digital display and native advertising with Facebook, and YouTube to build brand awareness and drive engagement and activation in our seasonal promotions.

The Company’s sales and marketing organization also manages our award winning loyalty program, BWR®. BWR® is continually recognized by both JD Power and U.S. News & World Report as one of the top programs in the hotel industry. Launched in 1988, BWR® has more than 33 million members worldwide and in 2017, BWR® contributed $1.8 billion, or approximately 44% of total revenue, to hotels in North America. Through the BWR® platform, we offer partnerships and seasonal promotions for AAA/CAA customers and small and medium enterprise accounts. Advanced customer relationship management through our BWR® database and focused data segmentation ensures timely and relevant offers and communications in order to secure repeat bookings from customers.

Best Western is a leading hotel brand in social media engagement and has a powerful team that seeks to drive engagement in our social media efforts with our macro and micro influencers and content studio key initiatives. The Company also provides property activation services focused on property performance, brand reputation and content management across intermediary partner sites to drive property placement and conversions through these websites. We have an in house agency team that develops marketing content for the brand and additionally use outside agencies for creative development, media buying and public relations support.

We have entered into agreements with the large OTAs such as Expedia, Booking.com and Priceline.com as well as travel management companies such as AMEX GBT and Carlson Wagonlit Travel, which are intended to drive revenues to our branded hotels. Other relationships include HelmsBriscoe and industry organizations such as Global Business Travel Association, US Travel Association and Association of Corporate Travel Executives.

Our global sales organization provides dedicated resources, sales tools and business intelligence to our branded properties with a goal of increasing revenue at each branded property. Tools include education and training opportunities, attendance at signature events to meet with key global clients, sales communities, guidance on negotiations with global accounts and onboarding training among many other advantages of being a part of the Best Western brand.

Due to this innovative approach in sales and marketing, Best Western has been consistently recognized by Business Travel News (BTN) as a best in class brand partner to travel intermediaries and buyers.

Brand management: Our Brand Management team provides a full range of services to our branded hotels with a goal of improving quality of service and profitability. The division consists primarily of North American development, our Regional Service Managers (“RSM”), revenue management, Supply and Design, onboarding, our guest satisfaction surveys (also known as Medallia), customer relations and education and training.

RSMs are field-based across North America and provide consultative services to our members. Each RSM works directly with 40 to 50 hotels that they regularly visit and contact to help improve hotel performance through operational, consulting, coaching, quality assessments, marketing and related property support. Each RSM has been a hotel general manager and has many years of direct hotel operational experience and knowledge.

Regional revenue managers offer market positioning and pricing strategies to help improve hotel RevPAR. Property revenue managers monitor individual hotel revenue. The regional revenue manager team uses our BestREV revenue management platform, which provides dynamic forecasting, pricing and rate optimization tool and rate shopping.

Supply and Design assists our branded hotels with maintaining brand standards and incorporating the latest designs by offering turnkey interior and exterior design packages for new or existing hotels. Supply and Design also offers “studio designers,” a fee-based service available for further assistance. In addition, Supply and Design supports our online catalog platform, Birchstreet, providing connectivity to endorsed vendors at discounted prices.

Our education and training programs offer in-person education classes at our Phoenix headquarters and regionally, geared towards leadership development and customer service. The department’s online training platform provides access to leading education resources such as American Hotel and Lodging Association, Rosetta Stone, Skillsoft, University of Phoenix and Cornell University.

Our Customer Relations Department (“CRD”) call center works directly with guests and property owners and their staff to help provide solutions to accommodations, service, reservations and billing issues.

Technology: Our technology management division is responsible for application development, operations and infrastructure, digital customer experience (CX), mobile solutions, security, risk assessment, digital enterprise architecture and omnichannel commerce and hotel technology.

Our technology management team develops and delivers key revenue-generating applications, supplemented by a software-as-a-service (SAAS) strategy for business support functions.

We connect to leading distribution partners, such as OTAs, wholesalers, GDS and individual corporations. These connections handle millions of transactions daily delivering availability, rates and inventory to strategic partners worldwide.

The Best Western global digital ecosystem, which includes the award winning bestwestern.com, is multi-lingual, supporting 30 different languages. The system provides connectivity to third-party distributors (i.e. room availability, room rates, room inventory, web hotel content and web hotel images). The contact reservation office interface includes “800 express” service, which allows properties to have their reservation line answered in the Global Operations Center (“GOC”). The team oversees a mobile guest engagement platform through Runtriz.

Our e-commerce team delivers and continuously enhances omnichannel digital experiences including a fully responsive site (bestwestern.com) and native iOS and Android apps (Best Western to GoSM). With recent investments in the mobile experience, we have experienced increased revenue delivered from mobile applications of 73% year-over-year for quarter ending February 2018. Additionally, the e-commerce team attracts users to the site through search engine optimization, growing revenue from that important channel by 8.7% year-over-year for quarter ending February 2018.

Our hotel technology team includes a 7/24/365 Service Desk team supporting multiple applications and services including: two-way property management system, point of sale (POS), an education/training platform (BWI University) and Member Web, our self-service application. The hotel technology team also offers high-speed internet access consulting and support services.

Our security and risk team is responsible for cybersecurity throughout the entire enterprise, and engages in corporate level training and consulting as well as hotel-managed security services. Additionally, this team ensures compliance with global regulations such as General Data Protection Regulations and PCI standards.

Other Support Services: We also maintain an in-house shared services platform that includes U.S. and international contact centers, our international offices, plus accounting and finance, legal and human resources teams.

Best Western operates its primary contact center in Phoenix, Arizona. GOC handles 80% of global voice channel traffic in a 24/7/365 environment for reservations, BWR® and customer relations. The center handles approximately four million calls per year, and supports English, Spanish, French and Portuguese languages. Our primary international contact center is located in Milan, Italy, with other support in York, England and Bangkok, Thailand.

The Company maintains international offices in Ireland, Finland, Netherlands, Italy, Turkey, Poland, Peru and Thailand. We also have Sales offices in Korea, China and Brazil to drive outbound business from these territories.

According to surveys conducted by an independent third party, our annual employee survey scores lead the industry in participation rates and overall engagement scores. We are ranked as a top employer by the Phoenix Business Journal and appeared on the Forbes Top Employer list in 2017.

Franchise Agreements

New Franchise Agreements with Members and Conditionally-Approved Applicants

Our current membership agreements, together with our other governing documents (e.g., our Restated Articles of Incorporation and Bylaws currently in effect), grant our Members the limited non-exclusive right to use our name, marks and systems in the operation of Best Western-branded properties, but not “soft brand” (e.g., BW Signature Collection® and BW Premier Collection®) and SureStay® branded hotels which are not Members. We do not participate in the management of branded properties, but Members are required to operate branded properties in accordance with our brand standards. We approve the plans for, and the location of, branded properties, and review the design and operation of these hotels to ensure our standards are maintained.

We intend that our current membership agreements will automatically be cancelled on or about November 30, 2018. Our current Members who enter into New Franchise Agreements by August 31, 2018 (subject to extension, with the payment of an extension fee, to no later than October 31, 2018, on a case by case basis at the sole discretion of the Company, unless otherwise extended by the board of directors in its discretion, but in no event later than November 30, 2018) and have a property open and activated on the Best Western reservation system on November 30, 2018 will be permitted to continue use of our marks as are provided under their respective membership agreements. Current applicants must have entered into an existing membership agreement and the New Franchise Agreement by August 31, 2018 (subject to extension, with the payment of an extension fee, to no later than October 31, 2018, on a case by case basis at the sole discretion of the Company, unless otherwise extended by the board of directors in its discretion, but in no event later than November 30, 2018), be conditionally approved for membership by our board of directors and have a property open and activated on Best Western’s reservation system by November 30, 2018 to participate in the Conversion and receive Common Stock in BW Inc. The New Franchise Agreements will have an effective date of December 1, 2018.

Set forth below is a table comparing material terms of our existing membership agreements and the expected New Franchise Agreements for existing Members and current applicants satisfying the conditions set forth in the paragraph above. A more detailed summary of the terms of the New Franchise Agreements for existing Members is set forth in the Franchise Disclosure Document provided to each potential franchisee.

Term	Existing Membership Agreements	New Franchise Agreements for Existing Members/Conditionally- approved applicants
Annual Dues	Annual payment based on room count.	Does not change.

Monthly Fees	Monthly fees are either: (i) per room monthly fees; or (ii) room revenue monthly fees.	Does not change.

Advertising Assessment	A per room per month fee (currently $12.80 per room).	Does not change.

Marketing and Sales Assessment, and Technology Assessment	The current marketing and sales assessment is 0.4% of GRR (increasing January 1, 2020 to 0.5% of GRR, and January 1, 2022 to 0.6% of GRR). The current technology assessment is 0.5% of GRR.	New Franchise Agreements will combine the two current assessments (i.e. the marketing and sales assessment and the technology assessment) and will include a new marketing and technology assessment of 0.33%

Term	Existing Membership Agreements	New Franchise Agreements for Existing Members/Conditionally- approved applicants of GRR in the first year (i.e., beginning December 1, 2018), 0.66% of GRR in the second year and 1.0% in the third year and thereafter. The total combined marketing and technology assessment will be 0.90% of GRR in the first year (i.e., beginning December 1, 2018), 1.23% of GRR in the second year, 1.66% of GRR in the third year, 2.00% of GRR in the fourth year and 2.10% of GRR in the fifth year and thereafter.

Term or Length of the Agreement

Existing membership agreements have one year, four year, or extended length terms (e.g., ten years).

The existing membership agreements also provide for one-year automatic renewals after the expiration of the initial term.

New Franchise Agreements will provide for a 12-year term.

A franchisee may terminate its New Franchise Agreement at the end of the first year or at the end of the second year with: (i) three-months’ prior written notice; and (ii) no liquidated damages. In connection with any other termination, a franchisee will be required to pay to the Company liquidated damages equal to two years of franchise fees (and repay the pro rata amount of a development incentive, if received by the franchisee from the Company).

The New Franchise Agreement does not automatically renew at the end of the 12-year term; rather, it will be subject to a commercially reasonable negotiation between the parties.

Transfers and Assignments	Existing membership agreements typically provide for automatic transferability so long as the hotel is in good standing, regardless of the experience of purchaser and/or the condition of the hotel. A transfer fee must be paid.	New Franchise Agreements will provide for automatic transferability; however, (i) the purchaser will be required to execute a New Franchise Agreement with terms and conditions generally applicable to new applicants, with market discounted fees, (ii) a transfer fee must be paid, (iii) the purchaser

Term	Existing Membership Agreements	New Franchise Agreements for Existing Members/Conditionally- approved applicants may be required to complete a property improvement plan and (iv) based upon the hotel experience of the purchaser and the location of the hotel, the purchaser may be required to engage a management company for a defined period. Transferees will execute a new franchise agreement consistent with terms and conditions of the form franchise agreement approved by our board of directors prior to the beginning of each fiscal year with the exception of discounted fees (such discounted fees being either: (i) 3.5% of GRR for a transferee with former Members as of July 1, 2016 having a minimum 50% financial ownership interest in the transferee property; or (ii) a 2.0% discount from then-current fees for new franchisees).

Brand Standards	The current membership agreements provide that amendments to brand standards are vetted through advisory committees and governors and subject to approval by Members if the cost is estimated in excess of $150 per room per year and does not require hiring of a “trade person.”	The New Franchise Agreements will have the same brand standard amendment provisions. In addition, the board of directors will have the authority to approve a brand standard if at least two brands in the applicable competitive set have either announced or implemented the brand standard.

Member Market Area	Our current bylaws provide Member Market Area protections with respect to new hotel applications.	The existing protections for a market area will not change in the New Franchise Agreements, but instead will be called “Restricted Areas.”

Impact Study Rights	Our current bylaws provide impact study rights that ensure Member hotels will not be materially impaired by granting a new hotel application.	Such protection will also be provided in the New Franchise Agreements without change.

The Company expects that, from and after the Conversion, hotel franchisees who seek to receive a limited non-exclusive right to use our name, marks and systems in the operation of Best Western-branded properties (but not “soft brand” (e.g., BW Signature Collection® and BW Premier Collection®)) will enter into franchise agreements on various terms that may differ from those included in the New Franchise Agreements for existing

Members or conditionally-approved applicants as described in the table above. With respect to new franchise agreements entered into after the Conversion with new franchisees, the Company will be seeking to increase revenues by charging increased fees and dues and lengthening the term of such agreements to 15 years. Our board of directors will establish the fees, dues and assessments applicable to franchise agreements with new franchisees in advance of the fiscal year in which such franchise agreements are executed or become effective.

Competition

We encounter significant competition in the lodging marketplace as we work to attract new membership, convert existing hotels to our brand and earn and retain the business of the traveling public. Hotel developers are making a large financial commitment to their investment and are relying on returns that depend largely upon the ability of a brand to deliver customers to their doors while keeping the fees associated with the brand as low as possible.

The Company believes that hotel operators choose which brand to sign with by comparing the value, cost and quality of the services offered by each hotel franchisor. Operators consider the costs and benefits of the brand requirements from each franchisor as well as the length of the agreement terms and the ability of the franchisor to change brand requirements in the future. They will also consider a brand’s reputation with customers in the marketplace and their ability to drive business to their property.

Our hotels are in direct competition with other hotels in their immediate area. Customers choose hotels by weighing the property’s location and the price of a night’s stay, as well as the value offered by the guest room size and amenities, hotel meeting and public spaces, food and beverage options, guest services available, and other amenities at the property. Hotel customers also compare the reputation of a brand, the ability to accumulate and redeem brand loyalty points, as well as perks earned by brand loyalty membership.

We believe that: our vision to lead the industry in superior customer care; a mission to enhance brand equity and increase value to our hoteliers; key strategies focused on creating a distinctive brand portfolio that is appealing to both developers and guests; growing our brands around the world; improving guest satisfaction and building brand loyalty; maintaining a continuous focus on innovation; and delivering exceptional support to our hoteliers, will keep us competitive in the future.

Employees and Culture

As of November 30, 2017, more than 1,300 people were employed at our global corporate locations. Since our hotels are all independently owned and operated as of November 30, 2017, we have no employees at the hotel level. None of our employees are represented by unions or covered by collective bargaining agreements. We consider our relations with our employees to be good. Scores from Best Western’s annual employee survey lead the industry in participation rates and overall engagement scores. We have been ranked as a top employer by the Phoenix Business Journal and appeared on the Forbes Top Employer List in 2017. Our Human Resources team leads in-house employee training courses through widely recognized programs such as Covey® and Blanchard®, and facilitates ongoing leadership development.

Seasonality

The hospitality industry is seasonal in nature. The periods during which our hotels experience higher revenues vary from property to property, depending principally upon location and the customer-base served. We generally expect our hotels’ revenues to be highest in the second and third quarters of each year than in each of the other quarters. Our principal source of revenue is monthly fees with the majority of those fees being fixed based on a per room per month model; therefore, our fee revenue tends to remain relatively flat throughout the year. Our secondary sources of revenues are advertising and technology assessments based on property room revenues; therefore, these fee revenues tend to reflect the industry’s seasonality and historically have been lower in the first and fourth quarters than in the second and third quarters. Over the past three years, hotel revenue in the second and third quarters combined has been 58% of the revenue for the entire year.

Cyclicality

The hospitality industry is cyclical and demand generally follows, on a lagged basis, key macroeconomic indicators. There is a history of increases and decreases in demand for hotel rooms, in occupancy levels and in room rates realized by owners of hotels through economic cycles. The combination of changes in economic conditions and in the supply of hotel rooms can result in significant volatility in results for owners of hotel properties. The costs of running a hotel tend to be more fixed than variable. As a result, in a negative economic environment the rate of decline in earnings can be higher than the rate of decline in revenues.

Intellectual Property

In the highly competitive hospitality industry in which we operate, trademarks, service marks, trade names, logos and patents are very important to the success of our business. We have a significant number of trademarks, service marks, trade names, logos, and pending registrations and seek to protect our trademarks, service marks, trade names, and logos throughout the world.

Legal Proceedings

From time to time, the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of business. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources, divert management’s attention from the Company’s business objectives, and adversely affect the Company’s business, results of operations, financial condition, and cash flow.

Property

Our principal headquarters office is located at 6201 N 24th Parkway, Phoenix, Arizona 85016 and is owned by the Company. Additionally, our principal global operations, reservations, technology and call center is located at 20400 N. 29th Avenue, Phoenix, Arizona 85027 and is owned by the Company. We also lease office space for regional offices in Canada, Finland, Ireland, Italy, the Netherlands, Peru, Poland, Thailand, Turkey and United Kingdom.

Management believes that the Company’s existing properties are sufficient to meet its present needs and does not anticipate any difficulty in securing additional or alternative space, as needed, on terms acceptable to the Company. In addition, we believe that all properties owned and leased are in generally good physical condition with the need for only routine repairs and maintenance and periodic capital improvements.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information as of                , 2018 with respect to the holding of membership interests prior to the Conversion and pro forma beneficial ownership of shares of Common Stock after giving effect to the Conversion by each of our Directors, named executive officers and all of our Directors and executive officers as a group. We do not know of any person or entity that holds more than 5% of the outstanding membership interests as of                , 2018 or will beneficially own more than 5% of the outstanding shares of the Common Stock, on a pro forma basis after giving effect to the Conversion. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons listed in the table below have sole voting and investment power with respect to all shares of our Common Stock shown as beneficially owned by them.

	Prior to Conversion		Pro forma Beneficial Ownership of Common Stock after Conversion (2)
Name and Address of Beneficial Owner (1)	Membership Interests Held	Percentage of Membership Interests (3)	Common Shares	Percentage of Outstanding (3)
David Kong	—	—	—	—
Dorothy Dowling	—	—	—	—
Lawrence Cuculic	—	—	—	—
James J. Cosgrove
Anthony Klok
Peter Kwong
Terrance J. Bichsel
John L. Kelly
Ishwar Naran
L. Terry Porter
Executive Officers and Directors as a Group (14 persons)

*	Less than 1%.
(1)	Unless otherwise indicated, the address of each of the beneficial owners identified is c/o Best Western International, Inc., 6201 N. 24th Parkway, Phoenix, AZ 85016.
(2)	Beneficial ownership is determined under the rules and regulations of the Commission, which provide that shares of Common Stock that a person has the right to acquire within 60 days are deemed to be outstanding and beneficially owned by that person for the purpose of computing the total number of shares beneficially owned by that person and the percentage ownership of that person. However, those shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(3)	We have calculated the percentages set forth in the columns entitled “Percent of Membership Interest” and “Percent of Outstanding” based on outstanding membership interests as of , 2018.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Procedures for Approval of Related Party Transactions

We do not currently have a formal written policy or procedures for the review and approval of related party transactions. However, all related party transactions are currently reviewed and approved by a disinterested majority of our board of directors.

Our board of directors will adopt a written related person transaction policy, effective upon the completion of the Conversion, which sets forth the policies and procedures for the review and approval or ratification of related party transactions. This policy will be administrated by our board of directors. These policies will provide that, in determining whether or not to recommend the initial approval or ratification of a related party transaction, the relevant facts and circumstances available shall be considered, including, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

Membership Agreements

Each of our Directors (or an affiliate of our Directors) is a party to a membership agreement with the Company, and as a result, our Directors pay fees to us based upon the terms of their respective membership agreements. Our Directors (or an affiliate of our Directors) are party to such membership agreements and intend to be parties to the New Franchise Agreements on the same terms and conditions as each of the other Members of the Company.

DESCRIPTION OF CAPITAL STOCK FOLLOWING THE CONVERSION

The following is a description of the material terms of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws as will each be in effect upon the completion of the Conversion. The following description may not contain all of the information that is important to you. To understand the material terms of our Common Stock, you should read our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, copies of which are or will be filed with the SEC as exhibits to the registration statement, of which this information statement/prospectus is a part.

General

Upon the effectiveness of the Conversion, our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws will take effect. Our Amended and Restated Articles of Incorporation will authorize capital stock consisting of 100.0 million shares of Common Stock, without par value.

Following the Conversion, we will have 55.0 million shares of Common Stock outstanding. All shares of our Common Stock outstanding upon completion of the Conversion will be fully paid and non-assessable.

The following summary describes the material provisions of our capital stock. We urge you to read our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws, which are attached as exhibits to the Plan of Conversion, which is attached as Appendix A to the registration statement of which this information statement/prospectus forms a part.

Certain provisions of our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of Common Stock.

Common Stock

Holders of shares of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

Holders of shares of our Common Stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law, the Amended and Restated Articles of Incorporation, or the Amended and Restated Bylaws (i.e., the election of Directors by each District, with each District designated as a distinct series of stock).

Our Amended and Restated Articles of Incorporation will provide seven series of our Common Stock, designated as Series A-1 through A-7, with each Series corresponding to one of seven geographical areas in which we operate franchise properties in which the shareholder owns and operates a Best Western property. The holders of shares of each such Series of Common Stock will be entitled to elect, voting as a separate voting group, one member to our board of directors. Each of the seven Series of Common Stock are otherwise identical and each share will participate equally on a per share basis in dividends and in all other voting matters. The holders of our Common Stock have cumulative voting rights in the election of Directors; provided, however, that such cumulative voting rights will have no effect with respect to the respective rights of holders of shares of each of Series A-1 through A-7 Common Stock to elect one member to our board of directors. Further, our Amended and Restated Articles of Incorporation authorize our board of directors, subject to limitations prescribed by law, to provide, by resolution the issuance of shares of Common Stock in one or more series, and with respect to each series, to establish the number of shares to be included in each such series, and to fix the voting powers (if any), designations, powers, preferences, and relative, participating, optional or other special rights, if any, of the shares of each such series, and any qualifications, limitations or restrictions thereof.

Share Transfer and Redemption

Our Amended and Restated Articles of Incorporation will provide that no share of Common Stock may be sold, exchanged or otherwise transferred, other than as expressly approved in advance by our board of directors. In the event that any outstanding shares of Common Stock are sold, exchanged or otherwise transferred other than as provided in the previous sentence, such shares of Common Stock shall automatically and without further action on the part of the Company or any holder of Common Stock be deemed to be transferred to the Company and thereupon shall be retired.

In order to preserve the relationship between our shareholders and Best Western-branded properties and to maintain the scale of Best Western-branded properties, we have the option to redeem the Common Stock of any shareholder that ceases to operate its hotel as a Best Western-branded property, or if notice has been given by such shareholder or by us that such property will cease to be operated as a Best Western-branded property (each, a “Redemption”), for $0.10 per share plus the amount of any dividend with respect to such share that is declared but is unpaid (multiplied by the number of shares to be redeemed, the “Redemption Price”), until the earlier of (x) the third anniversary of the effectiveness of our Amended and Restated Articles of Incorporation and (y) an IPO. If our board of directors approves the transfer of a shareholder’s property to a new owner with franchise terms and conditions generally applicable to new applicants but for market discounted fees, such shareholder shall be entitled to retain ownership of its Common Stock, provided that such shares of Common Stock shall be subject to redemption by us in the event the transferee of such property subsequently ceases to operate (or notice to such effect has been given) as a Best Western-branded property within the period described above.

At least 15 days prior to the date of each Redemption (each, a “Redemption Date”), written notice shall be mailed by us to the shareholder of record of the Common Stock to be redeemed specifying the number of shares to be redeemed from such shareholder, the Redemption Date, the Redemption Price and the place at which payment can be obtained. On the Redemption Date, we shall pay to the shareholder of such Common Stock being redeemed on such Redemption Date an amount in cash equal to the Redemption Price.

From and after each Redemption Date all rights of the shareholder of shares of Common Stock to be redeemed shall cease with respect to such shares and all such shares shall be automatically and immediately retired.

In the event we consummate an initial public offering of our Common Stock or we list our Common Stock for trading on a U.S. national securities exchange, the transfer and redemption provisions described above will terminate upon the completion of such offering or the commencement of such trading.

We will retire and not reissue any shares of the seven designated Series of Common Stock acquired by us, including shares of the seven designated Series of Common Stock that may be redeemed by us subject to the redemption provisions described above. In addition, the number of authorized shares of Common Stock will be reduced proportionately by the number of shares so acquired or redeemed, to the extent there are authorized but unissued shares that have not been reserved for issuance, so that at least 55% of the aggregate number of authorized shares of Common Stock will have been issued to the then-existing shareholders of the Company holding the seven designated Series of Common Stock. Such reduction will be effective on the filing of a statement pursuant to Section 10-631 of the Arizona Business Corporation Act, which constitutes an amendment of the Amended and Restated Articles of Incorporation and will not require shareholder action pursuant to the Arizona Business Corporation Act.

Preemptive and Subscription Rights

No holder of shares of Common Stock shall be entitled to preemptive or subscription rights.

Dividends

Dividends may be declared and paid on the Common Stock out of the assets of the Company that are by law available therefor at such times and in such amounts as our board of directors in its discretion shall determine.

Liquidation and Dissolution

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, after payment or provision for payment of the debts and other liabilities of the Company as required by law, the holders of all outstanding shares of Common Stock shall be entitled to receive the remaining assets of the Company available for distribution ratably in proportion to the number of shares held by each such shareholder.

Exclusive Forum

Unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer, employee or shareholder of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim against the Company or any Director, officer, employee, agent or shareholder of the Company arising pursuant to any provision of the Arizona Business Corporation Act, the Amended and Restated Articles of Incorporation or the Amended and Restated Bylaws, or (iv) any action asserting a claim against the Company or any Director, officer or other employee of the Company governed by the internal affairs doctrine, in each case shall be the federal district court located in Maricopa County, Arizona, unless the claims are not subject to the federal district court’s jurisdiction, in which event such claims must be brought in a state court located in Maricopa County, Arizona.

Anti-Takeover Provisions

Our Articles of Incorporation, Amended and Restated Bylaws and the Arizona Business Corporation Act contain provisions, which are summarized in the following paragraphs, that are intended, when and if our shares of Common Stock may become freely transferable, to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest.

These provisions include:

Business Combination

The Company shall not engage in any Business Combination (as defined below) with any Interested Shareholder (as defined below) for a period of three years following the time that such shareholder became an Interested Shareholder, unless:

•	prior to such time our board of directors approved either the Business Combination or the transaction which resulted in such shareholder becoming an Interested Shareholder;

•	upon consummation of the transaction which resulted in such shareholder becoming an Interested Shareholder, such shareholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by such Interested Shareholder) those shares owned by Directors and other affiliates of the Company (other than the Interested Shareholder); or

•	at or subsequent to such time the Business Combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by such Interested Shareholder.

The restrictions described above shall not apply if:

•	a shareholder becomes an Interested Shareholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the shareholder ceases to be an Interested Shareholder; and (ii) would not, at any time within the three-year period immediately prior to a Business Combination between the Company and such shareholder, have been an Interested Shareholder but for the inadvertent acquisition of ownership; or

•	the Business Combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement of a proposed transaction which (i) is with or by a person who either was not an Interested Shareholder during the previous three years or who became an Interested Shareholder with the approval of our board of directors, (ii) is approved or not opposed by a majority of the Directors then in office who were Directors prior to such Person becoming an Interested Shareholder during the previous three years and involves (iii)(x) a merger or consolidation of the Company (except for a merger in respect of which no vote of the shareholders is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company (other than to any direct or indirect wholly-owned subsidiary or to the Company) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding capital stock of the Company; or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Company. The Company shall give not less than 20 days notice to all Interested Shareholders prior to the consummation of any of the foregoing transactions described in subclauses (x) or (y) of clause (iii) above.

“Business Combination” means (A) any merger or consolidation of the Company or any Company subsidiary with an Interested Shareholder, (B) certain transactions that result in the issuance or transfer by the Company or any Company subsidiary of stock of the Company or a Company subsidiary to an Interested Shareholder, (C) certain transactions involving the Company or any Company subsidiary which have the effect of increasing the proportionate share of stock of any class or series of the Company or a Company subsidiary which is owned by an Interested Shareholder, (D) any receipt by an Interested Shareholder of the benefit of certain loans, advances, guarantees, pledges or other financial benefits provided by or through the Company or a Company subsidiary, or (E) the sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an Interested Shareholder of 10% or more of the consolidated assets of the Company.

“Interested Shareholder” means any person other than the Company or a Company subsidiary that is either (A) an owner of 15% or more of the outstanding voting stock of the Company or (B) an affiliate of the Company who at any time during the three years immediately before the date in question was the owner of 15% or more of the voting stock of the Company.

Arizona Control Share Acquisition Statute

The Arizona control share acquisition statute would limit the voting rights of a person who acquires shares of the Company under certain circumstances in a Control Share Acquisition (as defined below).

“Control Share Acquisition” means an acquisition, directly or indirectly (in one or more transactions within 120 days or pursuant to a plan), by a person of beneficial ownership of shares of the outstanding voting stock of the Company that would, but for the limitations in the control share acquisition statute, entitle the acquiring person immediately after the acquisition to exercise a new range of voting power within the following specified ranges: (A) at least 20% but less than 33 1/3%, (B) at least 33 1/3% but less than or equal to 50% and (C) over 50%.

Information Statement

Within ten days after a Control Share Acquisition, the acquiring person must deliver to us an information statement specifying, among other things, the range of voting power in the election of Directors that, but for the limitations in the statute, the acquiring person believes would result from the Control Share Acquisition. At the time of delivery of the information statement, the acquiring person may request that a special meeting of shareholders be called to consider the voting rights of “excess” shares (as described below).

Limitation on Voting Rights of “Excess Shares”

To the extent that outstanding voting stock of the Company acquired in a Control Share Acquisition exceed the threshold of voting power of any of the next specified range of voting power, such “excess” shares will have the same voting rights as other shares of outstanding voting stock of the Company for election of Directors but will not have the right to vote on other matters unless approved by a shareholder resolution at an annual or special meeting. Such resolution must be approved by the affirmative vote of a majority of the outstanding voting stock of the Company (excluding shares owned by the acquiring person, its affiliates or any officer or Director of the Company voting stock).

Financing Agreement

The status of voting rights of “excess” shares is not required to be presented for consideration at any meeting of shareholders unless, at the time of delivery of the information statement referred to above, the acquiring person has entered into and delivered to the Company copies of a definitive financing agreement for any financing of the acquisition not to be provided by monies of the acquiring person.

Redemption by the Company

If an acquiring person fails to deliver the required information statement within ten days after a Control Share Acquisition or if the Company shareholders have voted not to accord voting rights to an acquiring person’s “excess” shares referred to above, then the Company may call for the redemption of such “excess” shares at the fair market value of those shares at the time the call for redemption is given.

Classified Board

Our Amended and Restated Articles of Incorporation provide that our board of directors will be divided into two classes of Directors, with the classes as nearly equal in number as possible, and with the Directors serving two-year terms. The classification of Directors will have the effect of making it more difficult for shareholders to change the composition of our board of directors. Our Amended and Restated Articles of Incorporation will also provide that the number of Directors may be fixed from time to time by our board of directors pursuant to our Amended and Restated Bylaws, provided that the total number of Directors may not exceed 11.

Shareholder Action by Written Consent

Subject to certain limitations under Arizona law, any action which is required or permitted to be taken by the Company’s shareholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted.

Special Meetings of Shareholders

Except as required by and subject to the requirements of applicable law, special meetings of shareholders of the Company may be called only (i) by or at the direction of our board of directors or the chairman of our board of directors pursuant to a written resolution adopted by the affirmative vote of at least three of our Directors or (ii) by the holders of at least 10% of the outstanding shares of Common Stock of the Company who sign, date and deliver to our chairman, our vice chairman or our secretary one or more written demands for the meeting describing the purpose or purposes for which the meeting is to be held. Our Amended and Restated Bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of us.

Advance Notice Procedures

Our Amended and Restated Bylaws will establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our board of directors. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting, in the case of proposals, by or at the direction of our board of directors or, in the case of both proposal and nominations, by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given the Company timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting and, in the case of a shareholder proposal, a written petition signed by at least 150 shareholders requesting such proposal. Although the Amended and Restated Bylaws will not give our board of directors the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Amended and Restated Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of Directors or otherwise attempting to obtain control of us.

Removal of Directors; Vacancies

Directors may be removed with or without cause pursuant to a written petition signed by at least one-third of all holders of the class or series of Common Stock entitled to elect such Director, and upon the affirmative vote of a majority of the votes cast by the class or series of Common Stock entitled to elect such Director, but not less than the affirmative vote of at least one-third of the voting power of the class or series of Common Stock entitled to vote in the election of such Director at a meeting of our shareholders called for that purpose. Further, our board of directors may recommend removal of one or more Directors for cause (including failure to meet the qualifications for Directors set forth in our Amended and Restated Bylaws) to the holders of the class or series of Common Stock entitled to elect such Director, and such Director may be removed upon the affirmative vote of a majority of the votes cast by the class or series of Common Stock entitled to elect such Director, but not less than the affirmative vote of at least one-third of the voting power of the class or series of Common Stock entitled to vote in the election of such Director at a meeting of our shareholders called for that purpose. Any Director may resign at any time upon written notice.

Any vacancy on our board of directors resulting from death, resignation, disqualification, removal from office or any other cause may be filled, (a) if within 90 days of the next annual meeting of our shareholders, at such annual meeting by our procedures for Director election at annual meetings and (b), if prior to 90 days before the next annual meeting of our shareholders, at a special election, of which shareholders of the series of Common Stock for which there is a vacancy will receive advance notice and for which shareholders of such series may nominate candidates by submitting to our president or chief executive officer a written petition signed by at least five shareholders of such series of Common Stock.

Newly created directorships resulting from an increase in the authorized number of Directors in our board of directors will be filled by resolution of a majority of the Directors then in office.

Authorized but Unissued Shares

Our authorized but unissued shares of Common Stock will be available for future issuance without shareholder approval. These additional shares may be utilized for corporate purposes such as future offerings to raise additional capital for investment or for corporate acquisitions. Any shares of outstanding Common Stock that are redeemed or repurchased by the Company or otherwise transferred to the Company will be retired and may not be reissued.

Limitations on Liability and Indemnification of Officers and Directors

The Arizona Business Corporation Act authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our Amended and Restated Articles of Incorporation will include a provision that eliminates the personal liability of our Directors for monetary damages for any action or failure to act as a Director, except to the extent such liability results from a financial benefit received by the Director to which the Director is not entitled, an intentional infliction of harm on the Company or our shareholders, an intentional violation of criminal law or a violation of Section 10-833 of the Arizona Business Corporation Act regarding unlawful distributions. The effect of these provisions will be to limit or eliminate the rights of us and our shareholders, through shareholders’ derivative suits on our behalf, to recover monetary damages from a Director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior.

Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws will provide that we must indemnify and advance expenses to our Directors and officers to the fullest extent authorized by the Arizona Business Corporation Act. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our Directors, officers, employees and agents for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions that will be included in our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws may discourage shareholders from bringing a lawsuit against our Directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our Directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our Directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our Directors, officers or employees for which indemnification is sought.

Provisions in our Amended and Restated Bylaws to Continue Certain Member Rights

The Amended and Restated Bylaws contain provisions that will continue certain rights of Members or representatives of Members set forth in the current bylaws or in the Company’s current Rules & Regulations to participate in the governance of the Company following the Conversion, as follows:

•	Advisory Committees: We will continue the current formation of advisory committees to provide appropriate input by hotel franchisees into decisions of specific concern to the hotel franchisees and to assist the board of directors and management of the Company in maintaining proper insight into Company matters. The following advisory committees will be maintained: Best Western for a Better World Committee, Education & Training Committee, Marketing Committee, North American Development Committee (previously the “Membership Development Committee”), Quality Assurance Committee, Reservations & Technology Committee, and Supply Committee. Hotel franchisees from each of the Districts will be represented equally on each advisory committee. The recommendations and actions of any advisory committee will not be binding on the board of directors or the Company and will not constitute an act of the Company.

•	Regional Governors: The board member elected by the Series of Common Stock applicable to each District will annually appoint regional Governors to act as liaisons between the board of directors and hotel franchisees within that District. The number, responsibilities and accountabilities of the Governors shall be determined at the time of appointment and may be altered or rescinded by the board of directors. Governors will serve without compensation other than reimbursement for expenses in attending certain meetings at the request of the board of directors.

•	District Meetings: The board of directors expects to maintain the practice of holding individual District meetings at which shareholders and other hotel franchisees resident in that District will be invited to attend. It is anticipated that the District meetings will be held in a timeframe during the year that will permit candidates for election to the board of directors from the District in any such year to address the shareholders resident in that District prior to the election of directors.

•	Annual Convention: An annual convention of the hotel franchisees will continue to be held. A purpose of the annual convention, among others, will be to present to hotel franchisees information regarding industry developments and to provide a forum for hotel franchisees to raise, for discussion only, any relevant questions about the Company’s operations. The annual convention will be held separately from the annual meeting of shareholders of the Company at which directors will be elected.

Comparison of Members Rights Before and After the Conversion

The rights of our Members are currently governed by Arizona nonprofit corporation law, the existing articles of incorporation and the existing bylaws. Upon the effectiveness of the Conversion, the rights of our shareholders will be governed by Arizona corporate law and the Amended and Restated Articles of Incorporation and the Amended and Restated Bylaws. The rights of holders of the Common Stock in the Company will be different in several respects from the rights of the existing Members of the Company.

The following is a summary of the material differences between the Common Stock of the Company following the Conversion and the Company’s existing membership interests. This summary is not intended to be a complete discussion of, and is qualified in its entirety by reference to, Arizona law governing corporations and the existing articles of incorporation and bylaws of the Company and the Amended and Restated Articles of Incorporation and the Amended and Restated Bylaws, as proposed to be amended.

	Existing Membership Interest in the Company	New Common Stock issued by the Company
Classes of Membership/Stock	The Company maintains a single class of Membership.

The Company will only be authorized to issue Common Stock. The Common Stock will initially be issued in seven Series that will each correspond to one of seven geographic areas, referred to herein as districts, in which there are franchise properties. Each Series of Common Stock will entitle holders of such Series to elect, voting as a separate voting group, one member of the board of directors.

Dividends	The Company does not declare dividends.	Future dividends may be declared and paid on the Common Stock of the Company at such times and in such amounts as the board of directors may determine.
Voting	Members who meet the requirements set forth in the bylaws and have on file a current voter registration card prior to the distribution date of the ballot are	Each holder of Common Stock will be entitled to one vote for each share of Common Stock held by such holder, and, except as otherwise required by the Amended and Restated Articles of

	Existing Membership Interest in the Company	New Common Stock issued by the Company
entitled to one vote on each matter submitted to the Membership.

Incorporation with respect to the election of Directors, the holders of Common Stock will vote as a single class on all matters on which they are entitled to vote.

With respect to hotel operators, the owner of each property open and activated on the Best Western reservation system will have voting rights on hotel brand standards as specified in the franchise agreement.

Quorum Requirements	10% of the Voting Members at any annual meeting, any regular or special meeting of the Members, and for any ballot other than the election of Directors, constitutes a quorum. For the election of Directors, 10% of the Voting Members whose Best Western properties are located in the respective district constitute a quorum.

The holders of 10% of the voting power of the outstanding Common Stock entitled to vote at a meeting, present in person or represented by proxy, will constitute a quorum. For the election of Directors, 10% of the voting power of the outstanding Common Stock whose Best Western properties are located in the respective district constitute a quorum.

Capitalization	The Company does not authorize or issue capital stock.	The Company will authorize 100.0 million shares of Common Stock, without par value.
Restrictions on Transfer

The transfer of a Membership to another property requires the completion of a transfer application and the payment of fees established by the board of directors.

Certain changes in the ownership in or transfers of the underlying property on which the Membership is derived may result in transfers of a Membership.

No shares of Common Stock will be sold, exchanged or otherwise transferred, other than as expressly approved in advance by the board of directors. In the event that any outstanding shares of Common Stock are sold, exchanged or otherwise transferred other than as described above, such shares will automatically be deemed to be transferred to the Company and thereupon will be retired and may not be reissued. This restriction on transfer will terminate upon an initial public offering or a public listing of the Common Stock.

With respect to ownership of hotels, franchises may be

	Existing Membership Interest in the Company	New Common Stock issued by the Company

transferred subject to certain conditions (e.g., payment of a transfer fee, execution of a new franchise agreement, agreement by the transferee to complete a design property improvement plan, and the hiring of an endorsed management company if the transferee lacks hotel management or operational experience (the board of directors may consider exceptions, e.g., small hotels in tertiary markets)).

Composition of the Board of Directors

The board of directors is comprised of seven Directors who are Members. Directors are elected on a per-district basis, each Director must be a resident of the district from which he or she is elected and each Director must meet certain other eligibility requirements described in the Company’s bylaws.

Directors serve three year terms. Directors’ terms are staggered so that approximately one-third of the Directors are elected each year.

Directors are subject to a limit of two terms.

The board of directors will be initially comprised of seven Directors. The board of directors will divide the geographic area in which there are franchise properties into seven districts, and each Director will be elected on a per-district basis by the holders of the Series of Common Stock that corresponds to his or her respective district. Each Director elected by a Series of Common Stock must have a material interest in (1) a shareholder and (2) a Best Western-branded property in the District from which such Director is elected.

The number of Directors may be fixed from time to time pursuant to the bylaws to a maximum of 11 Directors.

Directors will serve two year terms. Directors’ terms will be staggered so that approximately one-half of the Directors are elected each year.

Directors will be subject to a limit of three, two-year terms from and after the Conversion.

Individual Member/Shareholder Participation in Director Nominations	Members may nominate Directors at a district meeting of the district for which a Director is to be	Shareholders will be able to nominate Directors for election at the annual meeting of the

	Existing Membership Interest in the Company	New Common Stock issued by the Company
	elected, subject to Director qualification requirements and procedures set forth in the Company’s bylaws.	shareholders, subject to Director qualification requirements and nomination procedures set forth in the Company’s Amended and Restated Bylaws.
Indemnification	The Company will indemnify Directors, officers, governors, standing committee members and ad hoc committee members who are party to a proceeding because such person is or was serving in that capacity of the Company, to the fullest extent permitted by the Arizona Nonprofit Corporation Act.

The Company will indemnify each person who was or is made a party or is threatened to be made a party to or is otherwise involved in a proceeding, by reason of the fact that he or she is or was a Director or officer of the Company or, while a Director or officer of the Company, is or was serving at the request of the Company as a Director, officer, employee or agent of another corporation or other enterprise, to the fullest extent authorized by the Arizona Business Corporation Act against expenses, liabilities and losses reasonably incurred or suffered by the indemnitee in connection therewith.

The Company may also, by action of the board of directors, provide indemnification to employees and agents of the Company.

Redemption	The Company does not redeem membership interests; however, membership interests are subject to cancellation or termination pursuant to the current bylaws in certain circumstances, including for failure to comply with the terms and conditions of the current bylaws and Rules & Regulations.	For three years after the effectiveness of the Amended and Restated Articles of Incorporation, or until the completion of an initial public offering or public listing of the Common Stock of the Company, the Company will have the option to redeem the Common Stock of any shareholder that was issued to such shareholder pursuant to the Plan of Conversion (i) if the Best Western property with respect to which such shareholder was issued such shares of Common Stock ceases for any reason to be operated as a Best Western-branded property, or (ii) if the owner of the Best Western-branded property with

	Existing Membership Interest in the Company	New Common Stock issued by the Company

respect to which such shareholder was issued such shares of Common Stock has given notice, or the Company has given notice, prior to the end of the three year period, that such property will cease to be operated as a Best Western, for $0.10 per share plus the amount of any dividend with respect to such share that is declared but is unpaid (multiplied by the number of shares to be redeemed).

If the board of directors approves the transfer of a shareholder’s Best Western property to a new owner and the new owner executes a New Franchise Agreement with the Company with terms and conditions generally applicable to new applicants, with market discounted fees, such shareholder will be entitled to retain ownership of its Common Stock, provided that such Common Stock will be subject to redemption by the Company in the event the transferee of such Best Western property subsequently ceases to operate its hotel as a Best Western-branded hotel (or notice to such effect has been given) within the three-year period.

Annual Meetings	Annual meetings of the Members are held between September 15 and November 15 of each year on a date and at a location designated by the board of directors.	Annual meetings of the Company’s shareholders will be held at such date and time as specified by resolution of the board of directors.
Special Meetings	Special meetings of the Membership may be called by the chairperson, by four Directors or by at least 10% of the Voting Members who sign, date and deliver to the chairperson, the vice-chairperson or the secretary-treasurer of the board of directors one or more written demands for	Special meetings of the Company’s shareholders may be called by the board of directors or the chairman pursuant to a written resolution adopted by the affirmative vote of three of our Directors, or by the holders of at least 10% of the outstanding shares of Common Stock of the

	Existing Membership Interest in the Company	New Common Stock issued by the Company
	the meeting describing the purpose or purposes for which the special meeting is to be held.	Company who sign, date and deliver to the chairman, vice chairman or secretary one or more written demands for the meeting describing the purpose or purposes for which the meeting is to be held.
Action by Member/Shareholder Written Consent	The Members may approve any action required or permitted by the Arizona Nonprofit Corporation Act that requires the Members’ approval without a meeting of the Members if the action is approved by the affirmative vote of a majority of the voting power unless the articles of incorporation, the bylaws or the Arizona Nonprofit Corporation Act requires the action be approved by a different percentage.

Subject to certain limitations under Arizona law, the Company’s shareholders will be able to take any action required or permitted to be taken by the shareholders without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of the Company’s stock entitled to vote thereon were present and voted.

Vote on Extraordinary Transactions	There are no separate voting standards applicable to Member approval of extraordinary transactions.

The Company will not engage in certain business combinations with interested shareholders for a period of three years following the time such shareholder became an interested shareholder, unless, and subject to other exceptions described in the Company’s Amended and Restated Articles of Incorporation, at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of the shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested shareholder.

Amendment of Governing Documents	The Members may propose amendments to the Company’s articles of incorporation or bylaws	Pursuant to Arizona law, all amendments to our Amended and Restated Articles of Incorporation

	Existing Membership Interest in the Company	New Common Stock issued by the Company

without the prior action of the board of directors upon the written request of 150 Members.

The board of directors may propose amendments to the Company’s articles of incorporation or bylaws without the prior action of the Members.

The affirmative vote of the lesser of two-thirds of the votes cast or a majority of the voting power, provided at least 33 1/3% of the voting power vote in favor, of the Members is required to amend the Company’s articles of incorporation or bylaws.

must be (i) recommended by our board of directors and (ii) approved by our shareholders. The Amended and Restated Articles of Incorporation may not be amended without the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of capital stock of the Company entitled to vote generally in an election of Directors, voting together as a single class, at a meeting of the Company’s shareholders called for that purpose.

The Company’s Amended and Restated Bylaws may be amended by the board of directors or by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of capital stock of the Company entitled to vote generally in an election of Directors, voting together as a single class.

Shareholders may propose amendments to the Company’s Amended and Restated Bylaws without the prior action of the board of directors by complying with the advance notice procedures set forth in the Amended and Restated Bylaws, which shall include a written petition signed by at least 150 shareholders requesting such amendment.

Liquidation Rights	In the event of a dissolution of the Company, after the Company adequately takes care of all debts and obligations, any remaining assets of the Company will be distributed to a nonprofit educational or charitable organization.	In the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, after payment or provision for payment of the debts and other liabilities of the Company as required by law, the holders of all outstanding shares of Common Stock will be

	Existing Membership Interest in the Company	New Common Stock issued by the Company
entitled to receive the remaining assets of the Company available for distribution ratably in proportion to the number of shares held by each such shareholder.
Reporting Requirements	The Company is not subject to the reporting requirements of the Exchange Act.	The Company will be subject to the reporting requirements of the Exchange Act and will file annual, quarterly and special reports with the Securities and Exchange Commission.
Termination of Interest

The board of directors may cancel any Membership interest subject to certain conditions described in the Company’s bylaws.

Membership interests may automatically terminate upon the occurrence of events described in the Company’s bylaws. Further, pursuant to the membership termination bylaw proposal set forth herein, any Member who has not executed a New Franchise Agreement by the date set forth in the membership termination bylaw proposal will cease to be a Member immediately prior to the effectiveness of the Plan of Conversion.

The Company may redeem shares of Common Stock as described above under “Redemption,” at which time all rights of the shareholder to shares of Common Stock to be redeemed shall cease with respect to such shares (except the right to receive payment of the applicable redemption price (plus interest, if applicable)), and all such shares shall be automatically and immediately retired and may not be reissued by the Company.

MARKET PRICE INFORMATION AND DIVIDEND POLICY

Historical market price information regarding the Company is not provided because there is no public market for its membership interests. Membership interests are not transferable except under limited circumstances. The Common Stock of the Company after the Conversion will also be transferable only under limited circumstances.

As a nonprofit Arizona corporation, we have never made distributions or paid dividends to our Members. As a for-profit Arizona corporation, the payment of any future dividends to our shareholders will depend on decisions that will be made by our board of directors and will depend on then existing conditions, including our operating results, financial condition, contractual restrictions, corporate law restrictions, capital requirements, the applicable laws of the state of Arizona and business prospects. Although our board of directors may consider the payment of dividends following the Conversion, there can be no assurance we will pay any dividend, or if declared, the amount of such dividend. We may in the future enter into financing arrangements that may restrict our ability to declare or pay dividends.

As of the Record Date, there were                membership interests outstanding.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the Conversion to BW Inc. and the Members, and of the material U.S. federal income tax consequences to the Members of owning and disposing of Common Stock after the Conversion. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this information statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of this discussion. This discussion assumes that the Conversion will be effected in accordance with the Plan of Conversion (the form of which is attached hereto as Appendix A) and as further described in this information statement/prospectus. This discussion is not a complete description of all of the tax consequences of the Conversion and, in particular, does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to income tax. No ruling has been or will be obtained from the IRS regarding any matter discussed herein, and no guarantee or assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any aspect of this discussion.

This discussion is limited to persons who hold membership interests in BW Inc. (NP) and Common Stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all the U.S. federal income tax consequences that may be relevant to a Member in light of the Member’s particular circumstances or to a Member who may be subject to special treatment under U.S. federal income tax laws, such as: (1) tax-exempt organizations; (2) investors in pass-through entities; (3) foreign persons or entities; (4) financial institutions; (5) insurance companies; (6) broker-dealers; (7) persons who hold BW Inc. (NP) membership interests as part of a hedge, straddle, wash sale, synthetic security, conversion transaction, or other integrated investment comprised of the membership interest and one or more investments; (8) persons with a “functional currency” (as defined in Section 985 the Code) other than the U.S. dollar; (9) persons who acquired BW Inc. (NP) membership interests in compensatory transactions; (10) persons who acquire shares of Common Stock through the exercise of employee stock options or otherwise as compensation for services; or (11) persons subject to special tax accounting rules as a result of any item of gross income with respect to the Common Stock being taken into account in an applicable financial statement (as defined in Section 451 of the Code).

For purposes of this discussion, a “U.S. Person” is (1) an individual who is a citizen of the United States or who is resident in the United States for U.S. federal income tax purposes; (2) a corporation that is organized under the laws of the United States or any of its political subdivisions; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust that (i) is subject to the supervision of a court within the United States and is subject to the control of one or more “United States persons” as described in Section 7701(a)(30) of the Code, or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A “U.S. Holder” is any person who owns shares of Common Stock and who is a U.S. Person. A “Non-U.S. Holder” is any person who owns shares of Common Stock and who is not a U.S. Person or a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes). In the case of any Non-U.S. Holder who is an individual, the following discussion assumes that this individual was not formerly a United States citizen, and was not formerly a resident of the United States for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of BW Inc. (NP) membership interests or Common Stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Holders of BW Inc. (NP) membership interests or Common Stock that are partnerships or partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences of the Conversion and of owning and disposing of Common Stock following the Conversion.

U.S. Federal Income Tax Consequences of the Conversion

In connection with the Conversion, Kirkland & Ellis LLP will be issuing an opinion to the effect that, for U.S. federal income tax purposes, the Conversion will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. A copy of such opinion is or will be filed with the SEC as an exhibit to the registration statement, of which this information statement/prospectus is a part.

The opinion of Kirkland & Ellis LLP is based upon the U.S. federal income tax law as in effect on the date of the opinion. Such laws are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of such opinion. An opinion of counsel is not binding on the IRS or any court and no guarantee or assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any aspect of the opinion. In rendering the opinion, Kirkland & Ellis LLP has relied upon certain assumptions, including assumptions regarding the absence of changes in facts and the completion of the Conversion in accordance with the Plan of Conversion and in the manner described in this information statement/prospectus. The opinion also relies upon certain representations of the management of BW Inc. (NP) and assumes that the representations are true, correct, and complete in all respects. If any of these representations or assumptions is incorrect, incomplete, or inaccurate in any way, the validity of the opinion described above may be affected, and the U.S. federal income tax consequences of the Conversion could differ from those described in this information statement/prospectus. The remainder of this discussion assumes that the Conversion will qualify as a reorganization within the meaning of Section 368(a) of the Code.

Tax Consequences of the Conversion to Members Who Receive Common Stock in the Conversion

As a “reorganization” within the meaning of Section 368(a) of the Code, the exchange by Members of their BW Inc. (NP) membership interests solely for Common Stock will not result in the recognition of gain or loss by the Members on such exchange.

The adjusted tax basis of the shares of Common Stock received by a Member will be equal to the Member’s adjusted tax basis in the membership interests surrendered. The holding period of the shares of Common Stock received by a Member pursuant to the Conversion will include the Member’s holding period for the membership interests surrendered therefor.

If interests in BW Inc. constitute United States real property interests (as discussed under “U.S. Federal Income Tax Consequences to Non-U.S. Holders of Owning and Disposing of Common Stock—United States Real Property Holding Corporation”), Non-U.S. Holders may be subject to additional filing requirements in order to obtain nonrecognition treatment with respect to the Conversion. Such Non-U.S. Holders should consult their tax advisors as to any applicable tax filing requirements in their particular circumstances.

U.S. Federal Income Tax Consequences to U.S. Holders of Owning and Disposing of Common Stock

Distributions on Common Stock

Any distribution received by a U.S. Holder with respect to shares of Common Stock, other than certain distributions of BW Inc. stock, will constitute a “dividend” for U.S. federal income tax purposes to the extent that BW Inc. has sufficient current or accumulated earnings and profits. If the distribution exceeds BW Inc.’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the Member’s adjusted basis in the Common Stock; any remaining excess will be treated as gain from the sale or exchange of Common Stock. Any dividend received by a U.S. Holder that is an individual will be a qualified dividend and will be subject to U.S. federal income tax at the same rates applicable to long-term capital gains, provided that certain holding period requirements are met. Any dividend received by a U.S. Holder that is a corporation may be eligible for a dividends-received deduction under Section 243 of the Code. The rate of the dividends-received deduction is generally 50%. The dividends-received deduction is subject to certain limitations; for example, the deduction may not be available if the corporate-U.S. Holder does not satisfy certain holding period requirements with respect to its shares of Common Stock or if the shares of Common Stock are “debt-financed portfolio stock.”

Redemptions of Common Stock

A redemption payment received with respect to shares of Common Stock will be treated as a distribution (described in the preceding paragraph), rather than as a sale giving rise to a capital gain or loss, unless the redemption qualifies as an “exchange” under Section 302(b) of the Code. If the redemption qualified as an “exchange,” then the amount of gain realized and recognized will equal the excess of the amount of cash and the fair market value of any property that a U.S. Holder receives in the redemption over that U.S. Holder’s adjusted tax basis allocable to the portion of Common Stock redeemed in the exchange. If the U.S. Holder’s adjusted basis allocable to the Common Stock redeemed exceeds the amount of cash received, then the U.S. Holder will recognize a loss for U.S. federal income tax purposes. Any gain or loss recognized on the redemption will be long-term capital gain or loss if the U.S. Holder has held the shares of Common Stock for more than one year at the time of the redemption. With respect to a U.S. Holder that received its shares of Common Stock pursuant to the Conversion, such U.S. Holder’s holding period will include the holding period of its membership interests surrendered in the Conversion. The redemption will qualify as an “exchange” under Section 302(b) of the Code if the exchange sufficiently reduces the U.S. Holder’s proportionate stock interest in BW Inc., as discussed below.

The determination of whether a redemption sufficiently reduces a U.S. Holder’s proportionate stock interest in BW Inc. will be made in accordance with the rules of Section 302 of the Code, taking into account applicable attribution rules. Under these rules, a U.S. Holder’s actual and constructive proportionate stock interest in BW Inc. after the redemption is compared to the U.S. Holder’s actual and constructive proportionate stock interest in BW Inc. prior to the redemption. Capital gain treatment will apply if (1) the applicable U.S. Holder’s stock interest in BW Inc. has been completely terminated; (2) there has been a “substantially disproportionate” reduction in the U.S. Holder’s stock interest in BW Inc. (i.e., if the resulting ownership percentage interest after the deemed redemption is less than 80% of the ownership percentage interest prior to the deemed redemption); or (3) based on the facts and circumstances, the redemption is not “essentially equivalent to a dividend.”

If the redemption does not sufficiently reduce the U.S. Holder’s proportionate stock interest in BW Inc. so as to be treated as an exchange, the amount of cash received in a redemption will be taxable in the manner described under “U.S. Federal Income Tax Consequences to U.S. Holders of Owning and Disposing of Common Stock—Distributions on Common Stock.”

Sale of Common Stock

Upon a sale of shares of Common Stock, excluding a redemption that does not qualify as an “exchange” under Section 302(b) of the Code, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized on the sale and the U.S. Holder’s adjusted tax basis in such shares of Common Stock. Any gain or loss recognized on a sale of shares of Common Stock by a U.S. Holder will be capital gain or loss. Any such capital gain or loss will be a long-term capital gain or loss if the U.S. Holder has held the shares of Common Stock for more than one year at the time of disposition. With respect to a U.S. Holder that received its shares of Common Stock pursuant to the Conversion, such U.S. Holder’s holding period will include the holding period of its membership interests surrendered in the Conversion. Any long-term capital gain recognized upon a sale of shares of Common Stock by a U.S. Holder that is an individual will be subject to U.S. federal income tax at a maximum rate of 20%. Certain limitations apply to the deductibility of capital losses for U.S. federal income tax purposes.

U.S. Federal Income Tax Consequences to Non-U.S. Holders of Owning and Disposing of Common Stock

Distributions on Common Stock

Any distribution received by a Non-U.S. Holder with respect to shares of Common Stock, other than certain distributions of BW Inc. stock, will constitute dividends to the extent such distributions are paid out of BW Inc.’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds BW Inc.’s current and accumulated earnings and profits, the excess will be treated first as a return of the Member’s adjusted basis in the Common Stock; any remaining excess will be treated as gain from the sale or exchange of Common Stock.

Subject to the discussion below under “U.S. Federal Income Tax Consequences to Non-U.S. Holders of Owning and Disposing of Common Stock—United States Real Property Holding Corporation” and “—FATCA,” and “Backup Withholding and Information Reporting,” distributions from BW Inc. that are treated as dividends will be subject to withholding of U.S. federal income tax at a rate of 30% or such lower rate as may be specified by an applicable U.S. income tax treaty. In order to obtain the benefit of any applicable U.S. income tax treaty, a Non-U.S. Holder must provide a properly executed IRS form (e.g., IRS Form W-8BEN, IRS Form W-8BEN-E, or such alternative or successor form as the IRS designates). Such forms generally would contain the Non-U.S. Holder’s name and address and a certification that such Non-U.S. Holder is eligible for the benefits of such tax treaty.

Except as may be otherwise provided in an applicable U.S. income tax treaty, if a Non-U.S. Holder of Common Stock conducts a trade or business within the United States, the Non-U.S. Holder generally will be taxed at ordinary U.S. federal income tax rates (on a net income basis) on dividends that are effectively connected with the conduct of such trade or business, and such dividends will not be subject to the withholding described above. If the Non-U.S. Holder is a foreign corporation, it may also be subject to a 30% “branch profits tax” on any earnings and profits that are effectively connected with the conduct of a U.S. trade or business unless the Non-U.S. Holder qualifies for a reduced rate under an applicable U.S. income tax treaty. To claim an exemption from withholding because the income is effectively connected with a U.S. trade or business, a Non-U.S. Holder must provide a properly executed IRS Form W-8ECI (or such alternative or successor form as the IRS designates) prior to the payment of dividends.

Redemptions of Common Stock

As discussed above under “U.S. Federal Income Tax Consequences to U.S. Holders of Owning and Disposing of Common Stock—Redemptions of Common Stock,” a redemption payment received with respect to shares of Common Stock will be treated as a distribution, and treated in the manner described in the preceding section, unless the redemption qualifies as an “exchange” under Section 302(b) of the Code, in which case it would be treated as described below under “U.S. Federal Income Tax Consequences to Non-U.S. Holders of Owning and Disposing of Common Stock—Sale of Common Stock.”

Sale of Common Stock

Subject to the discussion below under “U.S. Federal Income Tax Consequences to Non-U.S. Holders of Owning and Disposing of Common Stock—United States Real Property Holding Corporation” and “—FATCA,” and “Backup Withholding and Information Reporting,” a Non-U.S. Holder of Common Stock will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of Common Stock unless (1) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States; or (2) if the Non-U.S. Holder is an individual, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met.

United States Real Property Holding Corporation

Gain recognized by a Non-U.S. Holder on the sale or exchange of Common Stock (including any redemption treated as an exchange of, or any distribution in excess of basis with respect to, Common Stock) is subject to U.S. federal income tax if such stock is a “United States real property interest.” Stock in BW Inc. will be treated as a United States real property interest if BW Inc. is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the five-year period ending on the date of such sale or exchange (or redemption or distribution). In addition, any purchaser of Common Stock from a Non-U.S. Holder would be required to withhold an amount equal to 15% of the amount realized on the disposition, unless the Non-U.S. Holder establishes that such Common Stock does not constitute a United States real property interest.

As of the date of this information statement/prospectus, BW Inc. does not expect to constitute a United States real property holding corporation. The determination of United States real property holding corporation status, however, is inherently factual and will depend on the facts at the time of the applicable sale of Common Stock by a Non-U.S. Holder (and during the preceding five-year period). As such, there can be no assurance that Common Stock will not constitute a United States real property interest in the future. Non-U.S. Holders should consult their tax advisors as to the possible treatment of shares of Common Stock as United States real property interests.

FATCA

Under Sections 1471 to 1474 of the Code (commonly referred to as “FATCA”), U.S. federal withholding tax of 30% is generally imposed on dividend income paid on shares of a U.S. corporation and, on or after January 1, 2019, on the gross proceeds paid from the sale or other disposition of such shares, to (1) a foreign financial institution (as the beneficial owner or as an intermediary for the beneficial owner), unless such institution (i) enters into, and is in compliance with, a withholding and information reporting agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or (ii) is a resident in a country that has entered into an intergovernmental agreement with the United States in relation to such withholding and information reporting and the financial institution complies with the related information reporting requirements of such country or (2) a foreign entity that is not a financial institution (as the beneficial owner or as an intermediary for the beneficial owner), unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any United States person who directly or indirectly owns more than 10% of the entity, or such entity otherwise qualifies for an exemption from these rules. An intergovernmental agreement between the United States and the applicable foreign country, or future U.S. Treasury regulations or other guidance, may modify these requirements.

Withholding under FATCA generally will apply to payments of dividends on Common Stock regardless of when such payments are made. However, withholding under FATCA generally will only apply to payments of gross proceeds from the sale or other disposition of Common Stock if such sale or other disposition occurs on or after January 1, 2019. Non-U.S. Holders should consult with their own tax advisors regarding the application of FATCA to their ownership of Common Stock.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends in respect of shares of Common Stock or the proceeds received on the sale, exchange, or redemption of shares of Common Stock, paid to U.S. Holders and Non-U.S. Holders other than certain exempt recipients who, when required, demonstrate that they are entitled to an exemption. Any dividend payment made by BW Inc. to a U.S. Holder will be subject to backup withholding (at a rate of 24%), unless the U.S. Holder provides to BW Inc. a certification, under penalties of perjury, of the U.S. Holder’s taxpayer identification number, which, in the case of an individual, is his or her social security number, or the U.S. Holder otherwise establishes an exemption from such backup withholding. A U.S. Holder that is required to do so and does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Any dividend payment made by BW Inc. to a Non-U.S. Holder will be subject to backup withholding (at a rate of 24%), unless the Non-U.S. Holder provides to BW Inc. a certification, under penalties of perjury, is entitled to an exemption from such withholding as set forth in the Code and the corresponding U.S. Treasury regulations. Amounts withheld from U.S. Holders and Non-U.S. Holders under the backup withholding rules are generally allowable as a credit against the U.S. Holder’s or Non-U.S. Holder’s U.S. federal income tax liability (if any), and may entitle the U.S. Holder or Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

The foregoing discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences for Members, and U.S. Holders and Non-U.S. Holders of Common Stock. Members and prospective U.S. Holders and Non-U.S. Holders of Common Stock are strongly urged to consult their tax advisor to determine the tax effects to such person of the Conversion and of holding Common Stock, including the application and effect of federal, state, local, non-U.S., and other tax laws.

MATERIAL CANADIAN INCOME TAX CONSEQUENCES

The following is a general discussion of the material Canadian income tax consequences for the Canadian-resident Members of Best Western International Inc. (“BW Inc.”) resulting from the Conversion, and of the material Canadian income tax consequences to the Canadian-resident Members of owning and disposing of Common Stock after the Conversion. This discussion is based on the provisions of the Income Tax Act (Canada) (the “Act”) and accompanying regulations (“Regulations”) as amended to date, proposed amendments to the Act and the Regulations publicly announced to date by the Department of Finance, applicable jurisprudence and our understanding of the current administrative practices and policies of the CRA, all of which are subject to change from time to time. There is a possibility that such a change may be made, including with retroactive or retrospective effect, in which case our comments may cease to be accurate.

This discussion is not a complete description of all of the tax consequences of the Conversion and, in particular, does not address any tax consequences arising under the laws of any non-Canadian jurisdiction, or under any Canadian laws other than those pertaining to income tax. Every Canadian province has enacted corporate and personal income tax legislation which, generally, is based upon the Act, but which may differ from the Act and also may be administered differently. Our comments apply equally for the purposes of provincial corporate and personal income tax.

No advance tax ruling has been obtained from the CRA regarding any of the anticipated tax consequences discussed herein, and we cannot guarantee that the CRA will not adopt, and that a court would not sustain, an assessing position contrary to any aspect of this discussion.

This discussion assumes that any Canadian-resident Member of BW Inc. (NP) holds its membership interest as capital property for income tax purposes. This discussion does not address all of the Canadian income tax consequences that may be relevant to a Member in light of that Member’s particular circumstances or to a Member who may be subject to special treatment under Canadian income tax laws, including, but not limited to: (1) tax-exempt organizations; (2) non-residents of Canada; (3) financial institutions; (4) insurance companies; (5) traders or dealers in securities; (6) persons who hold membership interests as part of a synthetic disposition arrangement, synthetic equity arrangement or offsetting position; (7) persons with a functional currency other than the Canadian dollar; or (8) persons who acquire shares of Common Stock through the exercise of employee stock options or otherwise as compensation for services.

A Canadian resident person is: (1) an individual who is ordinarily resident in Canada or sojourning in Canada and who is not deemed not to be a resident of Canada under a bilateral tax treaty between Canada and a foreign jurisdiction; (2) a corporation that was incorporated in Canada after April 26, 1965, or a corporation where central management and control of the corporation is exercised in Canada, unless the corporation is deemed not to be a resident of Canada under a bilateral tax treaty between Canada and a foreign jurisdiction; or (3) a trust or estate if control of the property of the trust or estate is exercised in Canada, unless the trust or estate is deemed not to be a resident of Canada under a bilateral tax treaty between Canada and a foreign jurisdiction. A non-resident of Canada is any other person. A “Canadian Holder” is any person who owns shares of Common Stock and who is a Canadian resident person.

If a partnership of which one or more Canadian resident persons is a partner is a beneficial owner of membership interests or Common Stock, the tax treatment of a Canadian-resident partner in that partnership will generally depend on the status of the Canadian-resident partner and the activities of the partnership. Holders of membership interests or Common Stock that are partnerships with Canadian-resident partners in such partnerships should consult their tax advisors regarding the Canadian income tax consequences of the Conversion and of owning and disposing of Common Stock following the Conversion.

Canadian Income Tax Consequences of the Conversion

In connection with the Conversion, Felesky Flynn LLP will issue an opinion that the Conversion will be treated as an exchange of shares in the course of a reorganization of the capital of BW Inc. (NP). A copy of such opinion is or will be filed with the SEC as an exhibit to the registration statement, of which this information statement/prospectus is a part. This reorganization of capital is a tax-deferred transaction under section 86 of the Act.

The opinion of Felesky Flynn LLP is based upon Canadian income tax laws in effect on the date of the opinion. These laws are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the opinion. A legal opinion is not binding on the CRA or any Canadian court, and no guarantee or assurance can be given that the CRA will not adopt, and that a court would not sustain, an assessing position contrary to any aspect of the opinion. In rendering the opinion, Felesky Flynn LLP has relied upon certain assumptions recited in the opinion, as well as relying on representations by the management of BW Inc. (NP). Felesky Flynn LLP assumes that the representations by management are true, correct, and complete in all respects. If any of these representations or assumptions is incorrect, incomplete, or inaccurate in any way, the validity of the opinion described above may be affected, and the Canadian income tax consequences of the Conversion could differ from those described below.

The remainder of this discussion assumes that the Conversion will qualify as a reorganization described in section 86 of the Act.

Tax Consequences of the Conversion to Canadian-Resident Members Who Receive Common Stock in the Conversion

If a shareholder of a corporation exchanges all of its shares of a particular class of a corporation in the course of a reorganization of the capital of the corporation, and no consideration is received in exchange other than new shares of the corporation, the exchange of shares should occur on a fully tax-deferred basis pursuant to section 86 of the Act. On the basis that the membership interests in BW Inc. (NP) would be treated as shares of BW Inc. (NP), and that BW Inc. (NP) would be treated as the same corporation as BW Inc., section 86 of the Act will apply.

Any Canadian-resident Member of BW Inc. (NP) will be required to report a disposition of its interest in BW Inc. (NP) in the appropriate schedule of the Canadian-resident Member’s income tax return for the taxation year in which the Conversion occurs. The proceeds of disposition of the BW Inc. (NP) membership interest will be equal to the adjusted cost base (“ACB”) of that membership interest (denominated in Canadian dollars), such that no gain or loss will be realized as a consequence of the disposition. The Canadian-resident Members of BW Inc. (NP) should obtain their own advice with respect to the determination of the ACB of their membership interest from a competent Canadian tax advisor.

The ACB of the shares of Common Stock received by a Canadian-resident Member on the exchange will be equal to the Member’s ACB in the membership interest exchanged. The capital gain or capital loss realized on any subsequent disposition of the shares of Common Stock received on this exchange will be computed by reference to this ACB.

Canadian Income Tax Consequences of Owning or Disposing of Common Stock

We assume that BW Inc. will not be a “foreign affiliate” or a “controlled foreign affiliate,” as those terms are defined in subsection 95(1) of the Act, of any Canadian Holder. Canadian Holders should review this assumption with their Canadian tax advisors.

Distributions on Common Stock

Any distribution received by a Canadian Holder on the shares of Common Stock will be a dividend for Canadian income tax purposes if the distribution is a dividend under the corporate law of the State of Arizona, the jurisdiction in which BW Inc. is organized. A Canadian Holder will be required to include the dividend in its income at the time that such dividend is received. Since the dividend is paid by a foreign corporation that is not a foreign affiliate or a controlled foreign affiliate of the Canadian Holder, the Canadian Holder will be subject to Canadian income tax on this dividend at the rate applicable to income from property earned by that Canadian Holder.

If the dividend is subject to withholding taxes in the United States, it should be possible for the Canadian holder to claim a foreign tax credit for any withholding tax paid (to a maximum of 15% of the dividend or the Canadian tax payable on U.S.-source income for the taxation year, whichever is less). Alternatively, a Canadian Holder may elect to deduct the withholding tax paid in computing its taxable income.

Redemptions of Common Stock

Any redemption of a share of Common Stock in exchange for money or property other than shares of BW Inc., whether in the course of a liquidation or otherwise, will be a disposition of the redeemed share for Canadian income tax purposes. The proceeds of disposition received by the Canadian Holder will be equal to the amount of money received (denominated in Canadian dollars) or the fair market value of the property received, resulting in a capital gain or capital loss to the extent that the proceeds of disposition are greater or less than the ACB of the share. The Canadian Holder will be subject to Canadian income tax on the taxable portion of this capital gain at the rate applicable to income from property earned by that Canadian Holder.

Sale of Common Stock

The sale of a share of Common Stock by a Canadian Holder is a disposition of that share for Canadian income tax purposes. If the sale does not occur in the course of a tax-deferred reorganization under sections 51, 86, or 85 of the Act, the proceeds of disposition received by the Canadian Holder will be equal to the amount of money received (denominated in Canadian dollars) or the fair market value of the property received. A capital gain or capital loss will result to the extent that the proceeds of disposition are greater or less than the ACB of the share. The Canadian Holder will be subject to Canadian income tax on the taxable portion of this capital gain at the rate applicable to income from property earned by that Canadian Holder.

Canadian Income Tax Consequences for Non-Canadian Holders

BW Inc. is not a resident of Canada for Canadian income tax purposes, although it does carry on business in Canada through a permanent establishment in Canada. There is no basis for the imposition of Canadian income tax on distributions made by BW Inc. to persons who are not residents of Canada for income tax purposes.

We assume that the shares of Common Stock do not derive any part of their value from Canadian real property, Canadian resource properties, timber resource properties, or options to acquire any such properties, and that no part of the value of the shares of Common Stock has at any time during the preceding 60 months been attributable to any of the aforementioned types of property. Consequently, the shares of Common Stock should not be “taxable Canadian property” within the meaning in subsection 248(1) of the Act. As such, there is no basis for the imposition of Canadian income tax on dispositions of shares of Common Stock by non-residents of Canada, nor is there any basis for the imposition of Canadian withholding requirements in relation to any such disposition.

The foregoing discussion does not purport to be a complete analysis or listing of all potential Canadian income tax consequences for Canadian-resident Members, and Canadian Holders of Common Stock. Canadian-resident Members and prospective Canadian Holders of Common Stock are strongly urged to consult their Canadian tax advisors to determine the Canadian income tax effects to such person of the Conversion and of holding Common Stock.

THE MEMBER TERMINATION BYLAW PROPOSAL

We are asking our Voting Members to amend our current bylaws to authorize our board of directors to terminate immediately prior to the Conversion Date the membership interest of any Member or the membership agreement of any conditionally-approved applicant who does not enter into a New Franchise Agreement with the Company by August 31, 2018 (subject to extension, with the payment of an extension fee, to no later than October 31, 2018, on a case by case basis at the sole discretion of the Company, unless otherwise extended by the board of directors in its discretion, but in no event later than November 30, 2018). Our current bylaws require approval of such an amendment.

We are proposing to adopt the membership termination bylaw proposal in order to preserve the relationship, and align more fully the interests, between the Members and conditionally-approved applicants who will own shares of Common Stock following the Conversion and those owners of hotels who are committed to continuing the growth of our brands. As more fully described herein, our board of directors has determined that the Company’s opportunities for growth will be enhanced by asking our Members to enter into the New Franchise Agreements that, while maintaining our current brand standards (with limited exceptions), will provide the opportunity for increased revenue and investment by the Company. Our board of directors has determined that those Members and conditionally-approved applicants who do not wish to participate in this proposed construct by signing a New Franchise Agreement should not share in the value created by it as shareholders of the Company as a for-profit corporation.

A copy of the proposed amendment to our current bylaws is attached as Appendix B to this information statement/prospectus and incorporated by reference into this proposal.

Consequences if the Membership Termination Bylaw Proposal is not Approved

If the membership termination bylaw proposal is not approved, the conversion proposal will not be adopted, even if the conversion proposal is approved, and the Company will continue to be organized as a nonprofit Arizona corporation.

Required Vote

Adoption of the membership termination bylaw proposal requires approval by the affirmative vote of the lesser of two-thirds (2/3) of the votes cast or a majority of the voting power; provided, at least thirty-three and one-third percent (33 1/3%) of the voting power vote in favor. Adoption of the membership termination bylaw proposal is also conditioned upon the approval of the conversion proposal.

OUR BOARD OF DIRECTORS RECOMMENDS THAT VOTING MEMBERS VOTE “FOR” THE APPROVAL OF THE MEMBERSHIP TERMINATION BYLAW PROPOSAL.

THE TERM LIMIT BYLAW PROPOSAL

We are asking our Voting Members to amend our current bylaws to remove term limits that would otherwise apply to the current member of our board of directors representing District 7 so that such current member of our board of directors representing District 7 may stand for re-election in 2018 for the purpose of continuity in the execution of the Conversion. Our current bylaws require approval of such an amendment.

We are proposing to adopt the term limit bylaw proposal so that, in the event the Conversion is approved, this current board member, who has been instrumental in advancing our Company through its successful evolution over the past several years and who has devoted substantial time and effort to formulating the terms of the Plan of Conversion and the growth opportunities it presents, may seek to be elected by his District Members to see through to completion the implementation of this plan. This does not assure any such current Director the right to continue on the board of directors, as each Member is subject to nomination and election in accordance with our current bylaws; however, we believe it would be unproductive to preclude the opportunity of a Director who has contributed during such an important period of change in our Company from continued service to the Company.

A copy of the proposed amendment to our current bylaws is attached as Appendix C to this information statement/prospectus and incorporated by reference into this proposal.

Consequences if the Term Limit Bylaw Proposal is not Approved

If the term limit bylaw proposal is not approved, the current member of our board of directors who would not be eligible to stand for re-election in 2018 as a result of the term limit restrictions in our current bylaws will not be permitted to stand for re-election in 2018.

Required Vote

Adoption of the term limit bylaw proposal requires approval by the affirmative vote of the lesser of two-thirds (2/3) of the votes cast or a majority of the voting power; provided, at least thirty-three and one-third percent (33 1/3%) of the voting power vote in favor. Adoption of the term limit bylaw proposal is conditioned upon the approval of the conversion proposal and the membership termination bylaw proposal.

OUR BOARD OF DIRECTORS RECOMMENDS THAT VOTING MEMBERS VOTE “FOR” THE APPROVAL OF THE TERM LIMIT BYLAW PROPOSAL.

LEGAL MATTERS

The validity of the issuance of the Common Stock offered by this prospectus will be passed upon for us by Snell & Wilmer L.L.P., Phoenix, Arizona. Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois, will issue an opinion about certain United States federal income tax matters with respect to the securities offered hereby and Felesky Flynn LLP, Edmonton, Alberta, will issue an opinion about certain Canadian income tax matters with respect to the securities offered hereby.

EXPERTS

The consolidated financial statements of Best Western International, Inc. at November 30, 2017 and 2016, and for each of the two years in the period ended November 30, 2017, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

OTHER BUSINESS

As of the date of this information statement/prospectus, we know of no matters that will be submitted to a vote of the Voting Members in the Special Ballot Initiative other than as described in this information statement/prospectus.

WHERE YOU CAN FIND MORE INFORMATION

You may read and copy reports, proxy statements and other information filed by the Company with the SEC at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. You may access information on the Company at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this information statement/prospectus or any annex to this information statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this information statement/prospectus.

All information contained in this document relating to BW Inc. (NP) and BW Inc. has been supplied by BW Inc. (NP).

If you would like additional copies of this document or if you have questions about the Conversion, you should contact via phone or in writing:

Lawrence M. Cuculic

Senior Vice President, General Counsel and

Corporate Secretary

6201 N. 24th Parkway

Phoenix, AZ 85016

(602) 957-4200

INDEX TO FINANCIAL STATEMENTS

BEST WESTERN INTERNATIONAL, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of Best Western International, Inc.

We have audited the accompanying consolidated statements of financial position of Best Western International, Inc. as of November 30, 2017 and 2016, and the related consolidated statements of revenues, expenses, and net assets, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Best Western International, Inc. at November 30, 2017 and 2016, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Phoenix, Arizona
February 28, 2018

Consolidated Statements of Financial Position

	At November 30,
	2017	2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$67,407,639	$47,399,247
Restricted cash	8,907,138	8,921,192
Short-term investments	35,108,695	36,314,566
Accounts receivable, principally from members, net	59,273,917	52,594,686
Prepaid expenses and other current assets	21,485,806	18,697,302

TOTAL CURRENT ASSETS	192,183,195	163,926,993

Property, equipment and computer software, net	33,671,077	37,193,102
Long-term investments	38,871,126	30,872,212
Deferred income taxes	2,369,530	—
Other assets	2,925,228	3,966,823

TOTAL ASSETS	$270,020,156	$235,959,130

LIABILITIES AND NET ASSETS
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$63,003,510	$56,484,527
Current frequent stay program liability	38,916,745	32,315,340
Deposits	21,375,088	15,280,621
Deferred revenue from annual dues	8,927,748	8,914,936
Income taxes payable	2,569,619	2,180,536

TOTAL CURRENT LIABILITIES	134,792,710	115,175,960

Non-current frequent stay program liability	79,978,282	73,782,667
Non-current deferred compensation plans liability	14,597,960	11,792,972
Deferred income taxes	—	39,681

TOTAL LIABILITIES	229,368,952	200,791,280

NET ASSETS	40,651,204	35,167,850

TOTAL LIABILITIES AND NET ASSETS	$270,020,156	$235,959,130

Supplemental unaudited pro forma balance sheet information:

Pro Forma Shareholders’ Equity
Common Stock	$—
Additional paid-in capital	40,651,204
Retained earnings	—

Total shareholders’ equity	$40,651,204

See accompanying notes to consolidated financial statements.

Consolidated Statements of Revenues, Expenses and Net Assets

	Years Ended November 30,
	2017	2016
REVENUES:
Fees, dues and assessments	$159,094,829	$159,712,159
Other revenues	43,641,112	39,798,339
Program revenues	177,020,876	176,201,617

TOTAL REVENUES	379,756,817	375,712,115

EXPENSES:
Compensation, taxes and benefits	135,830,583	125,332,880
Advertising and promotion	84,263,096	78,940,280
Depreciation and amortization	14,592,442	14,635,820
General and administrative expenses	69,887,920	70,252,605
Program cost of sales	65,323,307	76,008,363

TOTAL EXPENSES	369,897,348	365,169,948

Excess of revenues over expenses before income taxes	9,859,469	10,542,167
Income tax provision	(4,376,115)	(3,837,980)

Excess of revenues over expenses	5,483,354	6,704,187

NET ASSETS:
Beginning of Year	35,167,850	28,463,663

END OF YEAR	$40,651,204	$35,167,850

Supplemental unaudited pro forma earnings per share information:

Pro forma earnings per share
Basic	$0.10
Diluted	$0.10

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Years Ended November 30,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Excess of revenues over expenses	$5,483,354	$6,704,187
Adjustments to reconcile excess of revenues over expenses to net cash provided by operating activities:
Depreciation and amortization	14,592,442	14,635,820
Provision for doubtful accounts	1,725,000	1,581,733
Provision for deferred income taxes	(2,409,211)	924,699
Loss on disposition of property, equipment and computer software	697,365	348,292
Changes in assets and liabilities:
Accounts receivable	(8,404,231)	(11,613,209)
Prepaid expenses and other current assets	(2,788,504)	(2,128,559)
Income taxes	389,083	900,454
Other assets	1,041,595	(2,511,190)
Accounts payable, accrued liabilities and deferred compensation plans liability	9,080,828	7,695,476
Deferred revenue from annual dues	12,812	(39,724)
Frequent stay program liability	12,797,020	24,112,400
Deposits	6,094,467	713,672

NET CASH PROVIDED BY OPERATING ACTIVITIES	38,312,020	41,324,051

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from maturity of investments	36,312,000	24,407,314
Purchase of investments	(43,105,043)	(46,128,876)
Purchase of property, equipment and computer software	(11,524,639)	(12,963,760)

NET CASH USED IN INVESTING ACTIVITIES	(18,317,682)	(34,685,322)

Net increase in cash, restricted cash and cash equivalents	19,994,338	6,638,729
Cash, restricted cash and cash equivalents at beginning of period	56,320,439	49,681,710

CASH, RESTRICTED CASH AND CASH EQUIVALENTS AT END OF YEAR	$76,314,777	$56,320,439

Supplemental disclosures of cash flow information:

Cash paid for:
Interest	$14,996	$4,160
Income taxes	7,741,811	2,094,081

Income tax refunds received	$525,507	$74,226

Non-cash investing activities:
Disposal of fully depreciated property, equipment and computer software	$11,050,057	$21,036,563
Additions to property, equipment and computer software	243,143	849,639

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended November 30, 2017 and 2016

(1)	Business, Organization and Summary Of Significant Accounting Policies

(a)	Nature of Business

Best Western International, Inc. (“the Company”) is a membership organization incorporated as a non-profit organization in the state of Arizona. The Company is an association of member hotels established solely to provide revenue generating opportunities and the leverage of purchasing power to benefit its members. The exception is the subsidiary SureStay, Inc. which is a franchisor.

The Company is contemplating a plan to convert from a non-profit organization to a for-profit C-Corporation in 2018. The potential conversion is being discussed by management with the membership who would ultimately decide the matter.

Best Western branded hotels are located throughout the world.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of Best Western International, Inc. and its wholly-owned and controlled subsidiaries.

All significant intercompany transactions and balances are eliminated in consolidation.

(c)	Reclassifications

On the Consolidated Statements of Revenues, Expenses and Net Assets for the year ended November 30, 2016, Fees, dues and assessments of $7,680,356 was reclassified to Program revenues, and General and administrative expenses of $6,239,655 was reclassified to Program cost of sales for consistent reporting and to conform with the current year presentation.

On the Consolidated Statements of Financial Position for the year ended November 30, 2016, Accounts receivable, principally from members, net of $2,461,888 was reclassified to Accounts payable and accrued liabilities for consistent reporting and to conform with the current year presentation.

d)	Cash and Cash Equivalents

Cash and cash equivalents include highly liquid money market instruments that have original maturities of three months or less at the date of purchase.

e)	Restricted Cash

At November 30, 2017 and 2016, members remitted funds of $8,907,138 and $8,921,192, respectively, in payment of annual dues for the subsequent year. Such funds are held in a custodial account and are not available to the Company until December 1st of the following fiscal year.

(f)	Investments

Investments consist of certificates of deposits, US treasury and government agency bonds, and corporate bonds, and are classified as Short-term or Long-term investments based on maturity dates. The Company has not recognized any impairments during the years ended November 30, 2017 or 2016.

(g)	Fair Value of Financial Instruments

The carrying amount reflected in the Consolidated Statements of Financial Position for cash and cash equivalents, investments, inventory, accounts receivable and accounts payable approximate their respective fair values based on their liquidity and/or the short-term nature of these instruments. The

Notes to Consolidated Financial Statements

Years ended November 30, 2017 and 2016

Company measures and discloses the estimated fair value of financial assets and liabilities utilizing a hierarchy of valuation techniques based on whether the inputs to a fair value measurement are considered to be observable or unobservable in a marketplace. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. This hierarchy requires the use of observable market data when available. These inputs have created the following fair value hierarchy:

•	Level 1 – quoted prices for identical instruments in active markets;

•	Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3 – fair value measurements derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company measures fair value using a set of standardized procedures for all assets and liabilities which are required to be measured at their estimated fair value on either a recurring or non-recurring basis. When available, the Company utilizes quoted market prices from an independent third party source to determine fair value and classifies such items in Level 1.

In accordance with the fair value accounting requirements, companies may choose to measure eligible financial instruments and certain other items at fair value. The Company has not elected the fair value option for any eligible financial instruments.

The following table presents information about the carrying value of the Company’s financial assets compared to fair value at November 30, 2017 and 2016, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value. The investments in certificates of deposits, US treasury and government agency bonds and corporate bonds are included in Short-term and Long-term investments on the Consolidated Statements of Financial Position.

Carrying Value vs. Fair Value Measurements at Reporting Date

	November 30, 2017
	Carrying Value	Fair Value
		Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Investments in Certificates of Deposits	$28,432,000	$28,392,857	$28,392,857	$—
US Treasury and Government Agency Bonds	30,396,804	30,188,775	30,188,775	—
Corporate Bonds	15,151,017	15,067,427	—	15,067,427

Total	$73,979,821	$73,649,059	$58,581,632	$15,067,427

	November 30, 2016
	Carrying Value	Fair Value
		Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Investments in Certificates of Deposits	$37,744,000	$38,740,126	$38,740,126	$—
US Treasury and Government Agency Bonds	28,443,136	27,477,774	27,477,774	—
Corporate Bonds	999,642	996,875	—	996,875

Total	$67,186,778	$67,214,775	$66,217,900	$996,875

Notes to Consolidated Financial Statements

Years ended November 30, 2017 and 2016

(h) Property,	Equipment and Computer Software

Property, equipment and computer software are recorded at cost. Costs of improvements that extend the economic life or improve service potential are also capitalized. Depreciation on Land improvements, Buildings, and Furniture and equipment is computed using straight-line and accelerated methods over estimated useful lives ranging from 3 to 39 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the related lease term or the estimated useful lives of the assets.

Purchased software license fees and related implementation costs, and costs to develop software for internal use are capitalized and amortized on a straight-line basis over a three-year useful life. Repair and maintenance costs are charged to operating expenses as incurred.

(i)	Impairment or Disposal of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. The Company has not recognized any impairments during the years ended November 30, 2017 and 2016.

(j)	Income Taxes

The Company utilizes the liability method of accounting for income taxes whereby deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not realized in future periods.

The Company reviews uncertain tax positions taken, or expected to be taken, in the course of preparing the Company’s tax returns to determine whether the tax positions are “more likely than not” of being sustained by the applicable tax authority. Management of the Company is required to analyze all open tax years, as defined by the statutes of limitations for all major jurisdictions, which include federal, state and foreign. As of November 30, 2017 and 2016, the Company has not recognized any asset or liability for unrecognized income tax benefits or liabilities. It is the Company’s policy to recognize interest and penalties related to uncertain tax positions as a component of the income tax provision.

(k)	Revenue Recognition

Fees, dues and assessments are established by the Board of Directors to compensate Best Western for providing services to Best Western members and SureStay franchisees. The Company applies ASC 952-605 to account for the fees charged to its members as the services are interrelated to such an extent that the amount applicable to each service cannot be segregated objectively. Therefore, the ongoing services are accounted for as a single deliverable. Fees and assessments are billed monthly and recognized as revenue in the same month as the services are provided and charges become fixed or determinable. Membership annual dues are established, billed and payable each year for continuing membership during the succeeding year. Annual dues are recognized as revenue in the year to which the continuing membership applies. Any member may resign from the Company at any time but if the

Notes to Consolidated Financial Statements

Years ended November 30, 2017 and 2016

member resigns or is terminated, fees and dues for the remainder of the applicable term become immediately due and payable, and are recognized as revenue when cash is received regardless of term of contract. New member affiliation fee revenues are recorded upon approval of the new member by the Board of Directors and acceptance of membership terms by the property owner. New SureStay franchisee non-refundable initial fees are due and recorded upon execution of a franchise agreement.

Best Western Travel Card® (a card having no expiration date and no usage or non-usage fees) revenue is recognized when: (i) the Best Western Travel Card is redeemed; or (ii) the likelihood of the Travel Card being redeemed is remote (Travel Card breakage), and the Company determines that there is not a legal obligation to remit the unredeemed Travel Card balance to the relevant jurisdiction. The determination of the Travel Card breakage rate is based upon Company specific historical redemption patterns. Travel Card breakage is included in Program revenues in the Consolidated Statements of Revenues, Expenses and Net Assets.

Other revenues in the accompanying Consolidated Statements of Revenues, Expenses and Net Assets consist of international fees and other fees from member meetings, training, QA inspections and other services, and are recognized in the month as the services are provided. International fees include fees and charges for reservations and other services billed to international organizations monthly and were $21,338,937 and $19,079,164 for the years ended November 30, 2017 and 2016, respectively.

All other revenue sources, such as program fees, are recognized in the month that the product or service is provided. Revenues, including rebates from vendors, and associated costs of product sold to members where the Company does not assume the risk and rewards of ownership of the product, is not the primary obligator, and does not possess other indicators of gross reporting, is reported as a net amount earned, which is reflected in net revenues.

(l)	Significant Estimates and Assumptions

Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

The Company offers a frequent stay program for guests of its member and franchisee hotels. Guests who participate in the program earn points or partner rewards for each stay at a member or franchisee hotel. The points earned never expire and can be redeemed for free room nights, merchandise, gift cards, and airline and partner rewards. The Company records a liability related to the estimated cost per point of future redemption obligations based on an incremental cost approach by analogy to ASC 605-60. This liability represents management’s estimate of the future obligation of awards for points earned but not yet redeemed by program participants. The frequent stay program’s estimated total liability was $118,895,027 and $106,098,007 as of November 30, 2017 and 2016, respectively. The portion of this liability expected to be redeemed within the next year, based on the historical trend of points redeemed, was $38,916,745 and $32,315,340 as of November 30, 2017 and 2016, respectively.

(m)	Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable, principally from members.

The Company has concentrated its credit risk for cash by maintaining deposits in financial institutions which exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk to cash and cash equivalents.

Notes to Consolidated Financial Statements

Years ended November 30, 2017 and 2016

Accounts receivable, principally from members, net, are primarily from member and franchisee fees, member and franchisee services, and product sales. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of members, franchisees, and affiliates, located throughout the world, comprising the Company’s customer base. The Company does not require collateral within credit limits established. In those instances when a member or franchisee requests product in excess of the credit limit allowed by Company policy, the Company requests a letter of credit, deposit, or prepayment to secure the collection of accounts receivable. The Company performs ongoing evaluations of its member and franchisee receivables; non-payment can lead to cancellation of Best Western membership or SureStay franchise.

(n)	Advertising Costs

Advertising costs are expensed as incurred.

(o)	Foreign Currency

Non-U.S. dollar assets and liabilities are remeasured at year-end exchange rates; income and expense items are remeasured at average exchange rates prevailing during the year. Exchange rate gains and losses, unrealized and realized, are included in General and administrative expenses and were approximately a $39,000 gain and a $169,000 loss during the years ended November 30, 2017 and 2016, respectively.

(p)	Comprehensive Income

The Company did not have any items of other comprehensive income in any period presented.

(q)	Self-Insurance Programs

The Company self-insures for certain levels of employee medical coverage. The Company accrues estimated costs of this self-insurance program based on its history of claims experience and the estimated time lag between the incident and the date claims are payable. Typically these claims are short-term in nature, with a range of 60-90 days. Because of the short-term nature of the time lag, no discount rate is used when evaluating the present value of the projected settlements. The ultimate cost of claims for a covered period may differ from the original estimates.

(r)	New Accounting Standards Adopted

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which clarifies how entities should present restricted cash and restricted cash equivalents in the statement of cash flows. This guidance requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash within the statement of cash flows. This new guidance is effective for the Company on January 1, 2018, with early adoption permitted. Upon adoption, the new guidance is required to be adopted retrospectively. The Company early adopted the provisions of ASU 2016-18 and has applied the provisions retrospectively. The adoption of the new guidance did not have a material impact on the Company’s financial statements.

Notes to Consolidated Financial Statements

Years ended November 30, 2017 and 2016

(s)	Recent Accounting Guidance Not Yet Adopted

In May 2014, as part of its ongoing efforts to assist in the convergence of U.S. GAAP and International Financial Reporting Standards, the FASB issued a new standard codified in Accounting Standards Codification (“ASC”) 606, “Revenue Recognition – Revenue from Contracts with Customers,” which amends the guidance in former ASC 605, “Revenue Recognition.” Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The standard is effective for public companies with reporting periods beginning after December 15, 2017 and private companies for reporting periods beginning after December 15, 2018. Early adoption is permitted beginning with annual reporting periods beginning after December 15, 2016. The Company is continuing to evaluate the impact of the provisions of ASC 606.

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02 “Leases.” This new guidance is intended to improve financial reporting about leasing transactions. The ASU will require companies that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The accounting by companies that own the assets leased by the lessee (the lessor) will remain largely unchanged from current GAAP. The standard is effective for fiscal years beginning after December 15, 2018 and December 15, 2019 for public and private companies, respectively, and early adoption is permitted. The Company is currently assessing the impact of the adoption of this guidance.

(t)	Segment Reporting

The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting, established standards for the manner in which enterprises report information about operating segments. The Company views its operations as one reportable segment.

(2)	Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts which is included in Accounts receivable, principally from members, net on the Consolidated Statements of Financial Position for the years ended November 30, 2017 and 2016 includes the following:

	2017	2016
Beginning balance	$5,814,812	$5,265,604
Recoveries	48,846	174,829
Provision	1,725,000	1,581,733
Write offs	(1,838,985)	(1,207,354)

Ending balance	$5,749,673	$5,814,812

In the normal course of business, the Company extends credit to its members, franchisees, affiliate organizations, tour operators, central bill accounts and other third parties. The Company evaluates the collectability of the accounts receivable balances based on a combination of factors. These factors include the type of relationship the Company has with the account, the prior experience the Company has with accounts in each relationship type, and an evaluation of current and projected economic conditions at the balance sheet date. Actual collections of accounts receivable could differ from management’s estimates.

Notes to Consolidated Financial Statements

Years ended November 30, 2017 and 2016

(3)	Prepaid Expenses and Other Current Assets

Prepaid expenses (primarily related to payments for insurance, software and hardware maintenance and support costs, VSAT network services, third party internet, and Global Distribution System’s reservation fees) and other current assets are expensed when services are rendered.

Prepaid expenses and other current assets at November 30, 2017 and 2016 consisted of the following:

	2017	2016
Prepaid expenses	$19,681,527	$17,557,674
Other current assets	1,804,279	1,139,628

Total	$21,485,806	$18,697,302

(4)	Income Taxes

The income tax provision (benefit) for the years ended November 30, 2017 and 2016 consisted of the following:

	2017	2016
Current:
Federal	$5,649,065	$2,159,712
Foreign	167,928	220,469
State	968,333	533,100

Total current	6,785,326	2,913,281

Deferred:
Federal	$(2,130,853)	$1,140,758
State	(278,358)	(216,059)
Total deferred	(2,409,211)	924,699

Income tax provision	$4,376,115	$3,837,980

The actual tax provision differs from the expected tax provision by applying the applicable U.S. Federal corporate tax rate of 34% to the excess of revenue over expenses before income taxes for the years ended November 30, 2017 and 2016. The principal items accounting for this differences are as follows:

	2017	2016
Computed tax at 34% of excess of revenues over expenses	$3,352,219	$3,584,337
State taxes, net of federal benefit	386,789	403,731
Other non-deductible items	608,704	323,688
Foreign tax credit carry forward	(191,946)	—
2012 and 2013 IRS refunds	—	(513,634)
Other	220,349	39,858

Income tax provision	$4,376,115	$3,837,980

Notes to Consolidated Financial Statements

Years ended November 30, 2017 and 2016

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liability at November 30, 2017 and 2016 are presented below:

	2017	2016
Deferred tax assets:
Allowance for doubtful accounts	$2,132,644	$2,170,884
Travel Card liability	521,955	440,737
Compensated absences	1,805,521	1,685,271
Deferred compensation plans	6,034,405	4,924,757
Acquisition of new trademarks	1,196,685	1,185,945
Free night voucher liability	226,131	224,484
Unrealized loss on life insurance policies	—	50,526
Other	140,044	136,531

Total deferred tax assets	12,057,385	10,819,135

Deferred tax liabilities:
Depreciation and amortization	5,122,074	6,697,612
Prepaid expenses	4,565,781	4,161,204

Total deferred tax liabilities	9,687,855	10,858,816

Net deferred tax assets (liabilities)	$2,369,530	$(39,681)

As the management of the Company considers it more likely than not that the gross deferred tax assets will be realized, a valuation allowance has not been applied.

The Company has a net income tax payable of $2,569,619 and $2,180,536 as of November 30, 2017 and 2016, respectively. These amounts are comprised of the following:

	2017	2016
Estimated income taxes payable	$(6,973,194)	$(4,485,148)
Deposits with federal and state governments	4,403,575	1,790,978
2012 and 2013 IRS refunds	—	513,634

Net income tax payable	$(2,569,619)	$(2,180,536)

At November 30, 2017 and 2016, the Company had no unrecognized tax benefits which would impact the Company’s effective tax rate if recognized, and the Company has no accrued interest or penalties related to uncertain tax positions.

The Company is subject to taxation and files income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. Currently, the Company has statutes of limitations open in various states ranging from the fiscal years November 30, 2013 through November 30, 2016, tax years 2012 through 2015. The Federal statute of limitations is currently open from the fiscal years November 30, 2014 through November 30, 2016, tax years 2013 through 2015.

The Company completed the audit by the Internal Revenue Service (“IRS”) for fiscal year 2012 and 2013. Through November 30, 2016, the Company received six (6) Notices of Proposed Adjustment (“NOPAs”) from the IRS for each of such years. The Company agreed to the proposed adjustments in five (5) of the NOPAs, which changed the Company’s taxable income and foreign tax credit amounts and resulted in overpayments of $513,634. In the sixth NOPA, the IRS challenged the Company’s position to deduct BWR points on an accrual basis. During the year ended November 30, 2017, the Company resolved the issue in the sixth NOPA by entering into a closing agreement with the IRS, which resulted in the Company making a separate payment to the IRS for $308,764.

Notes to Consolidated Financial Statements

Years ended November 30, 2017 and 2016

During the year ended November 30, 2017, the IRS started the audit of the fiscal year 2015. Subsequent to November 30, 2017, the Company received a written statement from the IRS that the audit concluded with no adjustment to the federal tax return and is waiting for a formal communication from the IRS.

On December 22, 2017, the Tax Cuts and Jobs Act (“the Act”) was enacted into law. The income tax effects of changes in tax laws are recognized in the period when enacted. The Act provides for numerous significant tax law changes and modifications with varying effective dates, which include reducing the corporate income tax rate from 35% to 21%, creating a territorial tax system (with a one-time mandatory tax on previously deferred foreign earnings), broadening the tax base and allowing for immediate capital expensing of certain qualified property.

As a fiscal year-end taxpayer, certain provisions of the Act will begin to impact the Company in fiscal year ending November 30, 2017, while other provisions will impact the Company beginning in fiscal year ending 2018. The corporate tax rate reduction is effective as of January 1, 2018 and, accordingly, will reduce the Company’s federal statutory rate to a blended rate of approximately 22% for the fiscal year ending 2018.

The Company is currently analyzing the various components of the Act and its impact on the financial statements, including the estimated impact resulting from the re-measurement of deferred tax assets and liabilities. The Company expects to record provisional amounts for these impacts in the financial statements for the fiscal year ending November 30, 2018.

Management is unaware of any provisions that need to be made for any penalties and fees that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty and the Company could be required to adjust its provision for income taxes in the period such resolution occurs.

(5)	Property, Equipment and Computer Software, net

Property, equipment and computer software at November 30, 2017 and 2016 consisted of the following:

	2017	2016
Property and equipment, at cost:
Land	$2,335,018	$2,335,018
Land improvements	1,106,141	1,106,141
Buildings	21,217,043	20,761,286
Leasehold improvements	448,440	406,539
Furniture and equipment	30,097,472	30,073,709

	55,204,114	54,682,693
Less accumulated depreciation and amortization	(33,229,521)	(33,731,483)

Property and equipment, net	21,974,593	20,951,210

Computer software, at cost:
Developed	42,402,588	43,999,436
Purchased	19,076,282	19,403,558
Work in process	2,914,671	1,936,282

	64,393,541	65,339,276
Less accumulated amortization	(52,697,057)	(49,097,384)

Computer software, net	11,696,484	16,241,892

Property, equipment and computer software, net	$33,671,077	$37,193,102

Notes to Consolidated Financial Statements

Years ended November 30, 2017 and 2016

Depreciation and amortization expense for the years ended November 30, 2017 and 2016 consisted of the following:

	2017	2016
Depreciation of property and equipment	$5,016,191	$4,960,470
Amortization of computer software	9,576,251	9,675,350

Depreciation and amortization	$14,592,442	$14,635,820

(6)	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at November 30, 2017 and 2016 consisted of the following:

	2017	2016
Accounts payable	$27,075,890	$22,600,623
Accrued compensation and benefits	16,932,671	15,991,123
Accrued liabilities	10,791,001	7,535,980
Travel Card liability	8,203,948	10,356,801

Total	$63,003,510	$56,484,527

(7)	Contingencies and Subsequent Events

From time to time, the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of business. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources, divert management’s attention from the Company’s business objectives, and adversely affect the Company’s business, results of operations, financial condition, and cash flow.

The Company has evaluated its subsequent events through February 28, 2018, the date financial statements were available to be issued.

(8)	Commitments

Under certain membership agreements, the Company is committed to provide certain payments to prospective hoteliers as an incentive to become a new member of the brand. These payments are due and payable to the new member when the contract terms are met and refundable back to the Company if the member terminates membership within a pre-defined period of time. At November 30, 2017, the amount of commitments not yet paid was $8,150,000, which is not recorded on the Consolidated Statements of Financial Position.

Notes to Consolidated Financial Statements

Years ended November 30, 2017 and 2016

(9)	Leases

The Company leases certain office space, equipment and software under various operating leases, which expire on various dates through September 2026. Rental expenses on operating leases are recorded on a straight-line basis. Rental expense for operating leases for the years ended November 30, 2017 and 2016 were $4,789,915 and $4,915,997, respectively, and is included in General and administrative expenses on the Consolidated Statements of Revenues, Expenses and Net Assets. Minimum future rentals on non-cancelable operating leases, having an initial or remaining term in excess of one year at November 30, 2017 are as follows:

Years ending November 30,	Equipment and Software	Office Space	Total Minimum Rental
2018	$1,045,578	$736,761	$1,782,339
2019	1,021,515	710,750	1,732,265
2020	303,697	461,612	765,309
2021	28,787	423,103	451,890
2022	—	238,717	238,717
2023 and thereafter	—	320,924	320,924

Total	$2,399,577	$2,891,867	$5,291,444

(10)	Employee Retirement Savings Plans

The Company sponsors a 401(k) investment plan which is available to all U.S. employees on the first day of service, and a Canadian Registered Retirement Savings Plan (the RRSP) which is available to all Canadian employees on the first day of service. Under the plans, employees may contribute a percentage of their eligible wages to the plans, subject to maximum statutory regulations. The Company contributes 3% of the annual salary of all eligible employees.

The Company may also contribute a discretionary amount, as determined by the Board of Directors, to be allocated in proportion to the first 6% of employees’ contributions provided an employee has worked 1,000 hours during the plan year and is employed on the last day of the plan year.

The Company’s contributions to the 401(k) investment plan were $5,680,570 and $5,176,535 for the years ended November 30, 2017 and 2016, respectively, and the Company’s contributions to the RRSP were $114,563 and $107,883 for the years ended November 30, 2017 and 2016, respectively. These amounts are included in Compensation, taxes and benefits in the accompanying Consolidated Statements of Revenues, Expenses and Net Assets.

(11)	Deferred Compensation Plans

The Company has a deferred compensation plan in which key management employees of the Company, as determined by the Board of Directors, are selected to participate. This plan is a defined contribution plan. Participating employees may defer a percentage of their annual salaries and a percentage of any incentive compensation into the plan. The Company contributes based on a formula designed to restore benefits otherwise lost to participating employees due to statutory limits in the 401(k) investment plan and by an amount equal to the rate of the old age survivors and disability insurance tax under IRS code Section 3101 multiplied by participant’s compensation in excess of the social security tax base. The Company’s expense related to this plan was $2,479,014 and $1,087,951 for the years ended November 30 2017 and 2016, respectively, and is included in Compensation, taxes and benefits in the accompanying Consolidated Statements of Revenues, Expenses and Net Assets. The Company’s total liability for this deferred

Notes to Consolidated Financial Statements

Years ended November 30, 2017 and 2016

compensation plan was $12,981,580 and $10,282,300 at November 30, 2017 and 2016, respectively. The current portion of $110,505 and $94,760 is included in Accounts payable and accrued liabilities in the accompanying Consolidated Statements of Financial Position at November 30, 2017 and 2016, respectively.

The Company has a long-term incentive plan for key executives, as determined by the Board of Directors. Amounts awarded under the plan for each performance period are payable to each key executive in March of the third year after the performance period ends. The key executive must be employed by the Company on the payment date. The plan allows for proration of the accrued benefit for key executives because of death, disability or retirement. The Company records expense for this plan over the three year required service period. The Company’s expense related to this plan was $1,681,930 and $1,521,315 for the years ended November 30, 2017 and 2016, respectively, and is included in Compensation, taxes and benefits in the accompanying Consolidated Statements of Revenues, Expenses and Net Assets. The Company’s total liability for this long-term incentive plan was $3,287,363 and $2,908,888 at November 30, 2017 and 2016, respectively of which the current portion of $1,560,478 and $1,303,455 is included in Accounts payable and accrued liabilities in the accompanying Consolidated Statements of Financial Position at November 30, 2017 and 2016, respectively.

(12)	General and Administrative Expenses

General and administrative expenses in the accompanying Consolidated Statements of Revenues, Expenses and Net Assets consist of various operating and program costs. These General and administrative expenses include outside services, rentals: software and licensing, travel, professional fees, meetings related costs, and other support costs.

(13)	Pro forma Financial Information (unaudited)

The Company is contemplating a special ballot initiative that converts the Company from an Arizona nonprofit corporation to an Arizona for-profit corporation and public company and, as a result, each membership interest of the Company would be converted into shares of common stock of the converted Company.

The unaudited pro forma balance sheet information as of November 30, 2017 and the unaudited pro forma earnings per share for the fiscal year ended November 30, 2017, present our financial position and earnings per share after giving pro forma effect to the proposed conversion, which includes adjustments to (i) issue an estimated 55.0 million shares of our common stock, without par value and (ii) reclassify the Company’s net assets on the date of conversion to “Common stock” and “Additional paid-in capital.” Authorized capital stock consists of 100.0 million shares of Common Stock, without par value.

The pro forma basic and diluted net income per share is computed by dividing the pro forma net income available to common shareholders by the pro forma weighted average of common shares outstanding during the period. The Company assumed a weighted average of 55.0 million common shares issued and outstanding during the fiscal year ended November 30, 2017. There are no common stock plans for employees, executives and non-employee directors and, as a result, there are no dilutive effects to net income per share.

The unaudited pro forma adjustments are based on currently available information and certain estimates and assumptions. Management believes that the assumptions provide a reasonable basis for presenting the significant effects of the proposed conversion as contemplated and the pro forma adjustments give appropriate effect to the proposed conversion. The pro forma information does not include an adjustment for estimated additional annual general and administrative expenses of approximately $1.5 million that are anticipated as a result of being a public company.

APPENDIX A

Plan of Conversion

A-1

APPENDIX B

Proposed Membership Termination Amendment to Bylaws

B-1

APPENDIX C

Proposed Term Limit Amendment to Bylaws

C-1

INFORMATION STATEMENT/PROSPECTUS FOR SPECIAL BALLOT INITIATIVE TO MEMBERS OF

BEST WESTERN INTERNATIONAL, INC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

The Arizona statutes provide, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of the Company may and, in certain cases, must be indemnified by against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys’ fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys’ fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and in any criminal proceeding in which such person had reasonable cause to believe his conduct was lawful. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to the Company, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnification for expenses.

The Company’s Amended and Restated Articles of Incorporation and amended and restated bylaws as will each be in effect at or prior to the completion of the Conversion will provide for indemnification of officers and Directors to the fullest extent permitted by Arizona law. Such indemnification applies in advance of the final disposition of a proceeding.

Item 21. Exhibits and Financial Statement Schedules

Exhibit No.	Description of Document

2.1	Plan of Conversion—included in Appendix A to the Information Statement/Prospectus (1)

3.1	Best Western International, Inc. Restated Articles of Incorporation (as currently in effect) (1)

3.2	Best Western International, Inc. Bylaws (as currently in effect) (1)

3.3	Form of Amended and Restated Articles of Incorporation of Best Western, Inc.—included in Appendix A to the Information Statement/Prospectus (1)

3.4	Form of Amended and Restated Bylaws of Best Western, Inc.—included in Appendix A to the Information Statement/Prospectus (1)

5.1	Opinion of Snell & Wilmer L.L.P. (1)

8.1	Opinion of Kirkland & Ellis LLP regarding certain tax matters (1)

8.2	Opinion of Felesky Flynn LLP regarding certain tax matters (1)

10.1	Long-Term Compensation Incentive Plan for Key Contributors, as amended (1)

10.2	Best Western International, Inc. Executive Policy regarding severance and other related benefits (1)

10.3	Restated Best Western International, Inc. Nonqualified Deferred Compensation Plan (1)

10.4	Employment Agreement by and among Best Western International, Inc. and David Kong, as amended (1)

10.5	Employment Agreement by and among Best Western International, Inc. and Lawrence M. Cuculic, as amended (1)

10.6	Best Western International, Inc. 2017 Executive Bonus Plan (1)

21.1	Subsidiaries of the Registrant (1)

23.1	Consent of Ernst & Young LLP (1)

23.2	Consent of Snell & Wilmer L.L.P. (included in Exhibit 5.1)

23.3	Consent of Kirkland & Ellis LLP regarding certain tax matters (included in Exhibit 8.1)

23.3	Consent of Felesky Flynn LLP regarding certain tax matters (included in Exhibit 8.2)

24.1	Powers of Attorney (included in the signature pages hereto) (1)

99.1	CEO Letter to Voting Members (1)

99.2	Form of Ballot (1)

99.3	Voting Instructions (1)

(1)	To be filed by amendment

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The undersigned registrant hereby undertakes that: (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Phoenix, Arizona, on the                day of                , 2018.

BEST WESTERN INTERNATIONAL, INC.

By:
David Kong President and Chief Executive Officer (Principal Executive Officer)

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints                  and                , or any of them, severally, his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this information statement/prospectus and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

David Kong	President and Chief Executive Officer (Principal Executive Officer)	, 2018

Mark Straszynski	Senior Vice President, Chief Financial Officer (Principal Financial Officer) (Principal Accounting Officer)	, 2018

James Cosgrove	Director, Board Chairman	, 2018

Anthony Klok	Director, Board Vice-Chairperson	, 2018

Peter Kwong	Director, Board Secretary-Treasurer	, 2018

Terrance Bichsel	Director	, 2018

John Kelly	Director	, 2018

Ishwar Naran	Director	, 2018

Terry Porter	Director	, 2018

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